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INDEX TO FINANCIAL STATEMENTS TOPBUILD CORP. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Exhibit 99.1

(Subject to Completion, Dated May 21, 2015)

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

[    •    ], 2015

Dear Stockholder:

        As you know, on September 30, 2014, Masco Corporation ("Masco") announced the separation of its Installation and Other Services businesses (the "Services Business") from its remaining businesses, which is expected to become effective on [    •    ], 2015. On the effective date of the separation, TopBuild Corp. ("TopBuild"), a Delaware corporation formed in anticipation of the separation, will become an independent public company and will hold, through its subsidiaries, the assets and liabilities associated with Masco's Services Business.

        The separation is subject to conditions as described in the enclosed information statement. Subject to the satisfaction or waiver of these conditions, the separation will be completed by way of a pro rata distribution of all the outstanding shares of TopBuild common stock to Masco's stockholders of record as of 5:00 p.m. Eastern time, on [    •    ], 2015, the distribution record date. Each Masco stockholder of record will receive one share of TopBuild common stock for every [    •    ] shares of Masco common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the distribution, stockholders may request that their shares of TopBuild common stock be transferred to a brokerage or other account at any time. No fractional shares of TopBuild common stock will be issued. The distribution agent for the distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution.

        Masco expects to obtain an opinion from Davis Polk & Wardwell LLP to the effect that, for U.S. federal income tax purposes, the distribution of the TopBuild common stock will be tax-free to Masco and to you, except to the extent of any cash you may receive in lieu of fractional shares.

        The distribution does not require stockholder approval, nor do you need to take any action to receive your shares of TopBuild common stock. Masco's common stock will continue to trade on the NYSE under the ticker symbol "MAS." TopBuild expects that its shares of common stock will be listed on the NYSE under the ticker symbol "BLD."

        I encourage you to read the enclosed information statement, which is being provided to all of the stockholders of Masco. It describes the separation in detail and contains important business and financial information about TopBuild.

Sincerely,
Keith Allman President and Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, Dated May 21, 2015

INFORMATION STATEMENT

TopBuild Corp.

Common Stock
(Par Value $0.01 Per Share)

        Masco Corporation ("Masco") is furnishing this information statement in connection with the separation of its Installation and Other Services businesses (the "Services Business") from Masco and the creation of an independent, publicly traded company, named TopBuild Corp. ("TopBuild"), which will hold the assets and liabilities of the Services Business through its subsidiaries immediately following the distribution of all of the shares of TopBuild common stock owned by Masco to the stockholders of Masco (the "Separation"). TopBuild is currently a wholly owned subsidiary of Masco.

        To implement the Separation, Masco will distribute the shares of TopBuild common stock on a pro rata basis to the holders of Masco common stock. Each holder of Masco common stock will receive one share of common stock of TopBuild for every [    •    ] shares of Masco common stock held at 5:00 p.m. Eastern time on [    •    ], 2015, the record date for the distribution.

        The distribution of TopBuild's shares is expected to be completed after the New York Stock Exchange ("NYSE") market closing on [    •    ], 2015. Immediately after Masco completes the distribution, TopBuild will be an independent, publicly traded company. We expect that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income in connection with the distribution, except to the extent of any cash you receive in lieu of fractional shares.

        No vote or other action is required by you to receive shares of TopBuild common stock in the Separation. You will not be required to pay anything for the new shares or to surrender any of your shares of Masco common stock. We are not asking you for a proxy and you are requested not to send us a proxy or your share certificates.

        There currently is no trading market for TopBuild common stock. We have applied to have TopBuild's shares of common stock listed on the NYSE under the symbol "BLD." We anticipate that a limited market, commonly known as a "when-issued" trading market, for TopBuild's common stock will commence on [    •    ], 2015 and will continue up to and including the distribution date. We expect the "regular-way" trading of TopBuild's common stock will begin on the first trading day following the distribution date.

        In reviewing this Information Statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 12.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [    •    ], 2015.

        As of March 31, 2015, our TruTeam Contractor Services business had over 190 installation branches and our Service Partners business had 72 distribution centers, in locations shown on the following map:

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 NOTE REGARDING THE USE OF CERTAIN TERMS

        We use the following terms to refer to the items indicated:

  •
  "We," "us," "our," "Company" and "TopBuild," unless the context requires otherwise, refer to TopBuild Corp., the entity that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with Masco's Services Business, as described below, and whose shares Masco Corporation will distribute in connection with the Separation, as defined below. Where appropriate in context, the foregoing terms also include the subsidiaries of this entity; the use of these terms may be used to describe Masco's Services Business prior to completion of the Separation.

  •
  "Services Business" refers to Masco's businesses comprising its Installation and Other Services segment, as reported in Masco's periodic reports filed with the Securities and Exchange Commission (the "SEC"), that distribute and install building products primarily for residential new construction, residential repair/remodel and commercial construction, throughout the United States. The assets and liabilities of the Services Business relate to a nationwide network of branches and distribution centers, as well as its customer and supplier relationships. See "Business" for more information.

  •
  Masco's Services Business provides insulation and other building products installation services through TruTeam Contractor Services, which is referred to as "Contractor Services" in this Information Statement, and distributes insulation products to the United States construction industry through Service Partners, which is referred to as "Services Partners" in this Information Statement. See "Business" for more information.

  •
  Except where the context otherwise requires, the terms "Masco" and "Parent Company" refer to Masco Corporation, the entity that owns TopBuild prior to the Separation.

  •
  Except where the context otherwise requires, the term "Separation" refers to the separation of the Services Business from Masco Corporation and the creation of an independent, publicly traded company, TopBuild, which will hold the assets and liabilities of the Services Business immediately following the distribution of all of the shares of TopBuild common stock owned by Masco to Masco's stockholders.

  •
  The term "distribution date" means the date on which the distribution relating to the Separation occurs.

        This Information Statement includes trademarks of Masco Corporation, TopBuild and other persons. All trademarks or trade names referred to in this Information Statement are the property of their respective owners.

iii

 SUMMARY

        This summary highlights information contained elsewhere in this Information Statement. This summary does not contain all of the information that you should consider. You should read this entire Information Statement carefully, especially the risks of owning our common stock discussed under "Risk Factors," and our audited historical combined financial statements and the notes to those statements appearing elsewhere in this Information Statement.

        Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of all the transactions referred to in this Information Statement in connection with the Separation.

Our Company

        We are the leading installer and distributor of insulation products to the United States construction industry, based on revenue. We provide insulation installation services nationwide through our TruTeam Contractor Services business, which has over 190 installation branches located in 43 states. We distribute insulation nationwide through our Service Partners business from our 72 distribution centers located in 35 states. Our installation and distribution business segments represented 64% and 36%, respectively, of our net sales of $1.5 billion for the year ended December 31, 2014 and 65% and 35%, respectively, of our net sales of $358 million for the three months ended March 31, 2015. Our installation and distribution segments serve three lines of business: residential new construction, residential repair/remodel and commercial construction. In addition to insulation products, we also install or distribute other building products, including rain gutters, garage doors, fireplaces, shower enclosures, closet shelving and roofing. Further, we are a leader in building science through, among other things, our Environments For Living® program and our residential home energy rating services.

2014 Net Sales by Line of Business

        We believe we are well positioned to organically grow our businesses. Our national scale enables us to drive supply chain efficiencies and provide the tools necessary for our branches and distribution centers to effectively compete locally. Given the highly fragmented homebuilding industry, our leadership position in installation, distribution and building science services allows us to tailor our approach to each local market, which differs in characteristics such as customer mix, competitive activity, building codes and labor availability. Moreover, serving three lines of business provides additional revenue growth potential with which to leverage our fixed cost and reduces our exposure to the cyclical swings in residential new construction.

        Installation.    We provide installation services nationwide through our Contractor Services business and our over 190 branches located in 43 states. We handle every stage of the installation process, including material procurement, project scheduling and logistics, multi-phase professional installation and installation quality assurance. Our branch locations across the United States are each characterized by our hiring standards and highly trained workforce, our centralized back-office systems and sharing of national best practices. We believe these characteristics give each branch a competitive advantage in the local geographic area in which it competes.

        Across our branch locations, we employ over 4,800 professionally trained installers who have passed our stringent employment requirements. Our installers receive ongoing training and development to generate best-in-class work quality to manufacturers' guidelines and local building codes while performing their work safely. Recruiting and human resource professionals aid our branch managers in attracting, hiring and retaining installers, and we are able to share best practices across our locations.

        Distribution.    Service Partners distributes insulation and other building products nationwide through our 72 distribution centers located in 35 states. Our distribution business employs approximately 780 employees.

        We utilize a variety of shipping methods for both inbound and outbound logistics, including company trucks, common carrier, "Less-than-Truckload" ("LTL") carrier and small parcel freight, based upon the product and quantities being shipped and customer delivery requirements.

        We believe that we have managed our business successfully through economic cycles and out of the recent recessionary period. Going forward, we believe that our broad geographic footprint reduces our exposure to cyclical swings in any particular local market. In addition, our distribution business model and our diversification into residential repair/remodel and commercial construction reduces our exposure to cyclical swings in the residential new construction market.

        TopBuild.    We were incorporated in Delaware in February 2015 as Masco SpinCo Corp. We changed our name to TopBuild Corp. on March 20, 2015. Our headquarters will be located at 260 Jimmy Ann Drive, Daytona Beach, Florida 32114, and our general telephone number is (386) 304-2200. Our Internet website is www.TopBuild.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Information Statement. We have applied to list our common stock on the NYSE under the symbol "BLD."

        Elsewhere in this Information Statement we provide a more detailed description of the Services Business that will be separated from Masco's other businesses. Following the Separation, TopBuild will be an independent, publicly traded company. Masco will not retain any ownership interest in TopBuild. In connection with the Separation, Masco and TopBuild will enter into a number of agreements that will govern the relationship between Masco and TopBuild following the Separation. See "The Separation" included elsewhere in this Information Statement.

        Our business is subject to various risks. For a description of these risks, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Information Statement.

Competitive Advantage

        National scale.    Our Contractor Services business has a network of over 190 installation branches located in 43 states and our Service Partners business has 72 distribution centers located in 35 states. With these two national footprints, we provide products and services to each major construction line of business in the United States. Our national scale, together with our centralized TopBuild executive management team, allows us to compete locally by:

  •
  providing national and regional builders with broad geographic reach, while maintaining consistent policies and practices that enable reliable, high-quality products and services across many geographies and building sites;

  •
  establishing strong ties to major manufacturers of insulation and other building products that help ensure we are buying competitively, have availability of supply to our local branches and distribution centers and are driving efficiencies throughout our supply chain;

  •
  providing consistent, customized support and geographic coverage to our customers;

  •
  maintaining an operating capacity that allows us to ramp-up rapidly, without major incremental investment, to target forecasted growth in housing starts and construction activity in each of our lines of business anywhere in the United States; and

  •
  leveraging investments in systems and processes and sharing best practices across both our installation and distribution businesses.

        Two avenues to reach the builder.    We believe that having both an installation and distribution business provides a number of advantages to reaching our customers and driving share gains. Our Contractor Services customer base includes builders of all sizes. Our branches go to market with the local brands that small builders recognize and value, and our national footprint is appealing to the large builders who value consistency across a broad geography. Our Service Partners distribution business focuses on selling to small contractors who are particularly adept at cultivating the local relationships with small custom builders. Being a leader in both installation and distribution allows us to more effectively reach a broader set of builder customers, regardless of their size or geographic location within the United States, and leverage housing growth wherever it occurs.

        Diversified lines of business.    In response to the housing downturn, we enhanced our ability to serve the residential repair/remodel and commercial construction lines of business, which comprised approximately 18% and 16%, respectively, of our net sales for the year ended December 31, 2014. Although the residential repair/remodel and commercial construction lines of business are affected by many of the same macroeconomic and local economic factors that drive residential new construction, residential repair/remodel and commercial construction have historically followed different cycles than residential new construction. We have thus positioned our business to benefit from a greater mix of residential repair/remodel activity and commercial construction activity than we have historically, which helps reduce volatility because we are less dependent on residential new construction, and also enables us to better respond to changes in customer demand.

        Expertise in building science.    In addition to our core product and service expertise, we are a leader in building science. Through our Home Services subsidiary and our Environments For Living® program, we offer a number of services and tools designed to assist builders in applying the principles of building science to new home construction, including pre-construction plan reviews that use industry-standard home-energy analysis software, various inspection services and diagnostic testing utilizing industry-standard authentication tools. We help our builder customers build high-performance homes that are more energy-efficient and comfortable than conventional, code-built homes. Our Home Services subsidiary is, we believe, one of the largest Home Energy Rating System Index (HERS Index) raters in the U.S. and was honored by the Environmental Protection Agency and Department of Energy as an ENERGY STAR Partner of the Year for 2014. In a time of heightened focus on energy efficiency and trends in the adoption of more stringent and complex building codes by states and municipalities, we believe our expertise in building science facilitates relationships with our builder customers and helps them offer more energy-efficient homes to their customers, which we believe will help us drive share gains.

        Strong local presence.    Competition for the installation and sale of insulation and other building products to builders occurs in localized geographic markets throughout the country. Builders in each local market have different options in terms of choosing among insulation installers and distributors for their projects, and value local relationships, quality and timeliness. Our over 190 Contractor Services branches are locally branded businesses that are recognized within the communities in which they operate. Our 72 Service Partners distribution centers service primarily local contractors, lumberyards, retail stores and others who, in turn, service local homebuilders and other customers. Our branch- and distribution center-based operating model, in which individual branches and distribution centers maintain local customer relationships, enables us to develop local, long-tenured relationships with these customers, build local reputations for quality, service and timeliness and provide specialized products and personalized services tailored to a geographic region. At the same time, our local operations benefit from centralized functions such as information technology, credit and purchasing, and the resources and scale efficiencies of an installation and distribution business that has a presence across the United States.

        Reduced exposure to residential housing cyclicality.    During industry downturns, many insulation contractors who buy directly from manufacturers during industry peaks return to purchasing through distributors for small, LTL shipments, reduced warehousing needs, and access to purchases on credit. This drives incremental customers to Service Partners during these points in the business cycle. As a result, our leadership position in both installation and distribution helps to reduce exposure to cyclical swings in our lines of business.

        Strong Management Team.    Our executive management team has extensive experience serving the U.S. construction and building products markets. The average tenure of our executive management team nears 20 years with us or our predecessor companies.

        Strong cash flow, low capital investment and favorable working capital fund organic growth.    Over the last several years, we have reduced fixed costs. As a result, we can achieve profitability at lower levels of demand as compared to historical periods. Cash flows from (used by) operating activities have grown from $(101.9) million in 2012 to $24.7 million in 2013 to $71.9 million in 2014. In addition, we anticipate that our future organic growth will require capital investment of less than 1% of sales, and we do not expect post-Separation working capital requirements to grow significantly. Accordingly, we believe we are well positioned to self-fund future organic growth.

Our Strategy

        Capitalize on the U.S. housing market recovery through focus on organic growth.    We intend to utilize our scale in both installation and distribution and the diversification of our lines of business to capitalize on the expected continuing recovery in the construction market. We plan to continue to grow our business organically by investing in our infrastructure and existing labor force and by adding talented new members to our labor force, particularly installers. We will focus on expanding our customer base and attracting new customers through our strong local brands, sales force, reputation and national scale. We also intend to deploy our resources to penetrate underrepresented territories where we have the opportunity to increase our market share. When appropriate, we may supplement our organic growth by considering strategic opportunistic acquisitions. We believe that our capital structure positions us to acquire businesses we find attractive.

        Gain share in commercial construction.    In response to the housing downturn, we expanded our ability to serve the commercial construction line of business. We intend to focus on growing our commercial construction line of business by building out our commercial operations and sales capacity in a majority of our locations and building our expertise and reputation for quality service for both light and heavy commercial construction projects. We are also developing relationships with commercial general contractors, focusing initially on several of our branches located in larger metropolitan areas which specialize in commercial construction.

        Continue to leverage our expertise in building science to benefit from the increasing focus on energy efficiency and trends in building codes.    For the past several years, consumers' interest in residential energy efficiency has increased both because of concerns for the environment and volatility in energy costs. In addition, new building codes have established higher energy efficiency requirements on new construction. We plan to continue our focus on developing practices that increase residential and commercial energy efficiency and leverage our expertise and reputation as a leader in building science to benefit each of our lines of business. Our Home Services subsidiary is, we believe, one of the largest Home Energy Rating System Index (HERS Index) raters in the United States and was honored by the Environmental Protection Agency and Department of Energy as an ENERGY STAR Partner of the Year for 2014.

The Separation

  Overview

        In September 2014, the Masco board of directors approved a plan to distribute to its stockholders all of the shares of common stock of TopBuild through the Separation. TopBuild is currently a wholly owned subsidiary of Masco and at the time of the distribution relating to the Separation will hold, through its subsidiaries, the assets and liabilities associated with Masco's Services Business. On [    •    ], 2015, the Masco board of directors approved the Separation, which will be achieved through the distribution of 100% of the outstanding capital stock of TopBuild pro rata to holders of Masco common stock on the record date of [    •    ], 2015. Masco holders of record will receive one share of TopBuild common stock for every [    •    ] shares of Masco common stock. The Separation is expected to be completed on [    •    ], 2015. Immediately following the Separation, Masco stockholders as of the record date will own 100% of the outstanding shares of common stock of TopBuild. Following the Separation, TopBuild will be an independent, publicly traded company, and Masco will retain no ownership interest in TopBuild.

        Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Masco to effect the Separation and provide a framework for our relationship with Masco after the Separation. These agreements will provide for the allocation between TopBuild and Masco of Masco's assets, liabilities and obligations subsequent to the Separation (including with respect to transition services, employee matters, tax matters and certain other matters). TopBuild and Masco will also enter into a Transition Services Agreement which will provide for various corporate services.

        The Masco board of directors believes separating our business from Masco's other businesses is in the best interests of Masco and its stockholders and has concluded the Separation will provide Masco and TopBuild with a number of opportunities and benefits, including the following:

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  Strategic and Management Focus.  Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company's management team to better position its business to capitalize on developing trends in its business, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core concerns and growth opportunities, and will have increased flexibility to design and implement corporate policies and strategies based on the characteristics of its business.

  •
  Investor Choice.  Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity. As a result, the Separation may result in a combined post-Separation trading value in excess of the current trading value of Masco.

  •
  Resource Allocation and Capital Deployment.  Allow each company to allocate resources and deploy capital in a manner consistent with its own priorities. Our businesses' end customers and operating characteristics differ from Masco's other businesses, resulting in a distinct business model, competitive position and available growth opportunities. The Separation will enable each company's management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.

Risk Factors

        We are subject to a number of risks, including risks related to the Separation, distribution and other related transactions. The following list of risk factors is not exhaustive. Please read "Risk Factors" carefully for a more thorough description of these and other risks.

  Risks Relating to the Separation

  •
  We may not realize the anticipated benefits from the Separation, and our historical combined and pro forma financial information is not necessarily indicative of our future prospects.

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  We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company.

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  The obligations associated with being a public company will require significant resources and management attention.

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  Until the Separation occurs, Masco has sole discretion to change the terms of the distribution in ways that may be unfavorable to us.

  •
  In connection with the Separation, Masco will indemnify us for certain liabilities and we will indemnify Masco for certain liabilities. If we are required to act under these indemnities to Masco, we may need to divert cash to meet those obligations, which could adversely affect our financial results. Moreover, the Masco indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Masco may not be able to satisfy its indemnification obligations to us in the future.

  •
  After the Separation, Masco's insurers may deny coverage to us for losses associated with occurrences prior to the Separation, and we will no longer be covered under Masco's corporate-wide insurance policies or performance, surety and other bonds. Furthermore, there can be no assurance that we will be able to obtain insurance coverage or performance, surety and other bonds following the Separation on terms that justify their purchase, and any such insurance coverage or performance, surety and other bonds may not be adequate to offset costs associated with certain events.

  •
  If the Separation, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Masco and holders of Masco common stock could be subject to significant tax liability.

  •
  We may be affected by significant restrictions following the Separation in order to avoid triggering significant tax-related liabilities.

  Risks Relating to Our Business

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  Our business relies on residential new construction activity, and to a lesser extent on residential repair/remodel and commercial construction activity, all of which are cyclical and not fully recovered from the housing crisis.

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  We are dependent on third-party suppliers and manufacturers providing us with an adequate supply of high quality products, and the loss of a key supplier or manufacturer could negatively affect our operating results.

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  The long-term performance of our businesses relies on our ability to attract, develop and retain talented personnel and our sales and labor force, including sales representatives, branch managers, installers and truck drivers, while controlling our labor costs.

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  Because we operate our business through highly dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches may vary.

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  Our profit margins could decrease due to changes in the costs of the products we install and/or distribute.

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  We face significant competition.

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  Our business is seasonal and is susceptible to adverse weather conditions and natural disasters.

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  Claims and litigation could be costly.

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  We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

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  We may not be able to identify new products and new product lines and integrate them into our distribution network, which may impact our ability to compete; our expansion into new markets may present competitive, distribution and regulatory challenges that differ from current ones.

  Risks Relating to Our Common Stock

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  Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.

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  A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

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  Because we do not expect our common stock will be included in the Standard & Poor's 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where they may not meet with offsetting new demand.

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  Provisions in our certificate of incorporation and Bylaws and certain provisions of Delaware law could delay or prevent a change in control of us.

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  We do not expect to declare any dividends in the foreseeable future.

 QUESTIONS AND ANSWERS ABOUT THE SEPARATION

        Please see "The Separation" for a more detailed description of the matters summarized below.

Q:
Why am I receiving this document?

A:
You are receiving this document because you were a holder of shares of Masco common stock on the record date for the Separation and, as such, will be entitled to receive shares of TopBuild common stock upon completion of the transactions described in this Information Statement. We are sending you this document to inform you about the Separation and to provide you with information about TopBuild and its business and operations upon completion of the transaction.

Q:
What do I have to do to participate in the Separation?

A:
Nothing. You will not be required to pay any cash or deliver any other consideration in order to receive the shares of TopBuild common stock that you will be entitled to receive upon completion of the Separation. In addition, you are not being asked to provide a proxy with respect to any of your shares of Masco common stock in connection with the Separation and you should not send us a proxy.

Q:
Why is Masco separating its Services Business from its other businesses?

A:
The Masco board of directors and management believe separating its Services Business will have the following benefits: it will enable (1) the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities; (2) investors, both current and prospective, to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics; and (3) each company to allocate resources and deploy capital in a manner consistent with its own priorities.

Q:
What is TopBuild?

A:
TopBuild is a newly formed entity that will house Masco's Services Business and be publicly traded following the Separation.

Q:
Who will manage TopBuild after the Separation?

A:
TopBuild benefits from having in place a management team with an extensive background in the Services Business. Led by Gerald Volas, who will be TopBuild's Chief Executive Officer after the Separation, TopBuild's management team possesses deep industry knowledge and extensive industry experience. TopBuild's management team includes Robert M. Buck and John S. Peterson, who hold senior positions of responsibility within the Services Business at Masco. For more information regarding TopBuild's management, see "Management."

Q:
Will TopBuild incur any debt prior to or at the time of the Separation?

A:
Yes. We expect to enter into a revolving credit facility of $125 million in connection with our Separation from Masco. Additionally, we expect to borrow approximately $200 million under a bank term loan facility to fund a cash distribution we anticipate paying to Masco on the Separation date. We expect to enter into the revolving credit and term loan facilities prior to the Separation date; however, availability and borrowings thereunder will not occur until the Separation date. See "The Separation—Incurrence of Debt."

  Following the Separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our Separation from Masco's other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to our business. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See "Risk Factors—Risks Relating to the Separation."

Q:
How will Masco accomplish the Separation of TopBuild?

A:
The Separation involves Masco's distribution to its stockholders of all the shares of TopBuild's common stock. Following this distribution, TopBuild will be a publicly traded company independent from Masco, and Masco will not retain any ownership interest in TopBuild.

Q:
What will I receive in the distribution?

A:
At the effective time of the distribution, you will be entitled to receive one share of TopBuild common stock in respect of every [    •    ] shares of Masco common stock held by you on the record date.

Q:
How does my ownership in Masco change as a result of the Separation?

A:
Your ownership of Masco stock will not be affected by the Separation.

Q:
What is the record date for the distribution?

A:
The record date is [    •    ], 2015, and ownership will be determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the record date in this information statement, we are referring to that time and date.

Q:
When will the distribution occur?

A:
The distribution is expected to occur on [    •    ], 2015.

Q:
How will shares of TopBuild be distributed to me?

A:
At the effective time, we will instruct our transfer agent and distribution agent to make book-entry credits for the shares of TopBuild common stock that you are entitled to receive. Since shares of TopBuild common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Q:
What if I hold my shares through a broker, bank or other nominee?

A:
Masco stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with TopBuild common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:
Why is no stockholder vote required to approve the Separation and its material terms?

A:
Masco is incorporated in Delaware. Delaware law does not require a stockholder vote to approve the Separation because the Separation does not constitute a sale, lease or exchange of all or substantially all of the assets of Masco.

Q:
How will fractional shares be treated?

A:
You will not receive fractional shares of TopBuild common stock in the Separation. The distribution agent will aggregate and sell on the open market the fractional shares of TopBuild common stock that would otherwise be issued in the Separation, and if you would otherwise be entitled to receive a fractional share of TopBuild common stock in connection with the Separation, you will instead receive the net cash proceeds of the sale attributable to such fractional share.

Q:
What are the U.S. federal income tax consequences to me of the Separation?

A:
The Separation is conditioned upon the receipt by Masco of an opinion of counsel to the effect that the Separation will qualify under the Internal Revenue Code of 1986, as amended (the "Code"), as a transaction that is tax-free both to Masco and to its stockholders. On the basis that the Separation so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the Separation, except with respect to any cash received in lieu of fractional shares. See "The Separation—Material U.S. Federal Income Tax Consequences of the Separation."

Q:
How will Masco's common stock and TopBuild's common stock trade?

A:
There is currently no public market for TopBuild common stock. We have applied to have TopBuild's shares of common stock listed on the NYSE under the symbol "BLD." Masco common stock will continue to trade on the NYSE under the symbol "MAS."

Q:
What are the conditions to the distribution that must be satisfied for the Separation to take place?

A:
The Separation of TopBuild from Masco as described in this Information Statement is subject to the satisfaction or waiver of certain conditions, including, among other things:

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the Separation-related restructuring transactions contemplated by the Separation and Distribution Agreement will have been completed, and the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto;

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the SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and this Information Statement will have been mailed to the holders of Masco common stock as of the record date;

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the TopBuild common stock to be delivered in the distribution will have been approved for listing on the NYSE, subject to official notice of issuance;

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Masco will have received an opinion of counsel, reasonably satisfactory to Masco, to the effect that, for U.S. federal income tax purposes, the Restructuring Transactions and the distribution of the TopBuild common stock will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

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no applicable law will have been adopted, promulgated or issued that prohibits the consummation of the distribution or any of the transactions contemplated by the Separation and Distribution Agreement;

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a credit facility will have been made available to TopBuild by its lenders on terms and in an amount satisfactory to Masco; and

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  no event or development will have occurred or exist that, in the judgment of the Masco board of directors, in its sole discretion, makes it inadvisable to effect the distribution or other transactions contemplated by the Separation and Distribution Agreement.

  We cannot assure you that any or all of the conditions to the distribution for the Separation will be met. For a complete discussion of all of the conditions to the distribution, see "The Separation—Conditions to the Distribution."

Q:
Can Masco decide to cancel the distribution of the TopBuild common stock even if all the conditions have been met?

A:
Yes. Masco has the right to terminate the Separation at any time prior to the distribution, even if all of the conditions to the Separation are satisfied.

Q:
Do I have appraisal rights?

A:
No, Masco stockholders do not have any appraisal rights in connection with the Separation.

Q:
Who is the transfer agent for TopBuild common stock?

A:
We expect that Computershare will be the transfer agent for TopBuild common stock. Computershare's address is P.O. Box 30170, College Station, Texas, 77842-3170 and its phone number is (866) 230-0666 (in the United States), (201) 680-6578 (outside the United States) and (800) 231-5469 (hearing impaired).

 RISK FACTORS

        You should carefully consider each of the following risks and all of the other information contained in this Information Statement. Some of these risks relate principally to our Separation from Masco, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock.

        Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to the Separation

         We may not realize the anticipated benefits from the Separation, and our historical combined and pro forma financial information is not necessarily indicative of our future prospects.

        We may not realize the anticipated benefits we expect from our Separation from Masco. We have described those anticipated benefits elsewhere in this Information Statement. See "The Separation—Reasons for the Separation." In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from the Separation, including loss of scale and access to some of the financial, managerial and professional resources from which we have benefited in the past.

        Our historical combined and unaudited pro forma combined financial information included in this Information Statement is not necessarily indicative of our future financial condition, future results of operations or future cash flows, nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented. In particular, the historical combined financial information included in this Information Statement is not necessarily indicative of our future financial condition, results of operations or cash flows primarily because of the following factors:

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  Our historical combined financial results reflect allocations of expenses for services historically provided by Masco, and this allocation of Masco corporate expenses may be significantly lower than the comparable expenses we would have incurred as an independent company;

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  Our working capital requirements and capital expenditures historically have been satisfied as part of Masco's corporate-wide cash management and capital expenditure programs, and our cost of debt and other capital may significantly differ from that reflected in our historical combined financial statements;

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  The historical combined financial information may not fully reflect the costs associated with the Separation, including all costs related to being an independent public company; and

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  TopBuild currently benefits from Masco's size and scale for the purchase of certain goods and services, and thus the Services Business costs may be significantly lower than the comparable costs we would have incurred as an independent company.

        We based the pro forma adjustments included in this Information Statement on available information and assumptions that we believe are reasonable. These adjustments, however, may overstate the value of our assets or understate the amount of our liabilities. In addition, our unaudited pro forma combined financial information included in this Information Statement may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial statements do not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations.

        Please refer to "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the notes to those statements included elsewhere in this Information Statement.

         We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company.

        Masco currently performs many important corporate functions for us, including risk management, claims management, human resources, finance and legal. We are currently allocated a portion of Masco's corporate expenses for these services. Following the separation, Masco will continue to provide some of these services to us on a transitional basis, generally for a period of up to 12 months, with a possible extension of 12 months, pursuant to a Transition Services Agreement that we will enter into with Masco. For more information regarding the Transition Services Agreement, see "The Separation—Agreements with Masco—Transition Services Agreement." Masco may not successfully execute all these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical combined financial statements or that we have agreed to pay Masco during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

        While we believe our core information technology systems, including our ERP systems, are relatively self-sufficient from Masco, we have historically used Masco's corporate infrastructure for functions such as corporate human resources, finance and legal, including the costs of salaries, benefits and other related costs. The expenses related to establishing and maintaining this infrastructure were shared by Masco's various businesses through allocations of costs that were incurred by Masco. Following the Separation and after the expiration of the Transition Services Agreement described above, we will no longer have access to Masco's infrastructure, and we will need to establish and maintain our own. We expect to incur costs beginning in 2015 to establish the necessary infrastructure.

         The obligations associated with being a public company will require significant resources and management attention.

        Currently, we are not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effectiveness of the registration statement of which this Information Statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE, and beginning with our 2016 fiscal year, we expect to be compliant with the applicable requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which will require, in the future, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing the effectiveness of these controls. As an independent public company, we are required to, among other things:

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  prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and the NYSE rules;

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  have our own board of directors and committees thereof;

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  maintain an internal audit function;

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  institute our own financial reporting and disclosure compliance functions;

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  establish an investor relations function;

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  establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

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  comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Public Company Accounting Oversight Board and the NYSE.

        These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of Masco. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

         Until the Separation occurs, Masco has sole discretion to change the terms of the distribution in ways that may be unfavorable to us.

        Until the Separation occurs, TopBuild's business will be an operating segment of Masco. Although the Masco board of directors approved in September 2014 a plan to distribute to Masco's stockholders all of the shares of common stock of TopBuild, the Separation remains subject to the satisfaction or waiver of certain conditions, some of which are in the sole and absolute discretion of Masco. Additionally, Masco has the sole and absolute discretion to change certain terms of the Separation, including the amount of any distribution we make to Masco, the amount of our indebtedness and the allocation of contingent liabilities, which changes could be unfavorable to us. In addition, Masco may decide at any time prior to the completion of the Separation not to proceed with the Separation.

         In connection with the Separation, Masco will indemnify us for certain liabilities and we will indemnify Masco for certain liabilities. If we are required to act under these indemnities to Masco, we may need to divert cash to meet those obligations, which could adversely affect our financial results. Moreover, the Masco indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Masco may not be able to satisfy its indemnification obligations to us in the future.

        Pursuant to the Separation and Distribution Agreement and other agreements with Masco, Masco will agree to indemnify us for certain liabilities, and we will agree to indemnify Masco for certain liabilities, as discussed further in "The Separation—Agreements with Masco." Indemnities that we may be required to provide Masco are not subject to any cap, may be significant and could negatively affect our business, particularly indemnities relating to our actions that could affect the tax-free nature of the Separation. Third parties could also seek to hold us responsible for any of the liabilities that Masco has agreed to retain, and under certain circumstances, we may be subject to continuing contingent liabilities of Masco following the Separation, such as certain shareholder litigation claims. Further, Masco may not be able to fully satisfy its indemnification obligations or such indemnity obligations may not be sufficient to cover our liabilities. Moreover, even if we ultimately succeed in recovering from Masco any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations, liquidity and financial condition.

         After the Separation, Masco's insurers may deny coverage to us for losses associated with occurrences prior to the Separation, and we may no longer be covered under Masco's insurance policies or performance, surety and other bonds. Furthermore, there can be no assurance that we will be able to obtain insurance coverage or performance, surety and other bonds following the Separation on terms that justify their purchase, and any such insurance coverage or performance, surety and other bonds may not be adequate to offset costs associated with certain events.

        In connection with the Separation, we will enter into agreements with Masco to address several matters associated with the Separation, including insurance coverage and bonding requirements. See "The Separation—Agreements with Masco." However, after the Separation, Masco's insurers may deny coverage to us for losses associated with occurrences prior to the Separation. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage. In addition, although currently not finalized, the Separation and Distribution Agreement may provide that following the Separation, TopBuild will no longer have insurance coverage under any Masco insurance policies in connection with events occurring as of or after the distribution relating to the Separation, including under Masco's corporate-wide insurance policies. As a result, we would have to obtain our own insurance policies after the Separation is complete. Although we expect to maintain insurance against some, but not all, hazards that could arise from our operations, we can provide no assurance that we will be able to obtain such coverage at an acceptable cost, or at all, or that such coverage will be adequate to protect us from costs incurred with the insured events. The occurrence of an event that is not insured or not fully insured could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows in the future. Further, Masco is required to have performance, surety and other bonds to cover various obligations of the Services Business. Following the Separation, there is a risk that TopBuild will not be able to obtain bonding in amounts required at an acceptable cost, if at all. See "The Separation—Agreements with Masco."

         Transfer or assignment to us of some contracts and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

        Transfer or assignment of some of the contracts and other assets in connection with the Separation may require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. While we anticipate that most of these contract assignments will occur prior to the completion of the Separation, we may not be able to obtain all required consents until after the Separation date. Some parties may use the requirement of a consent to seek more favorable contractual terms from us, which could include our having to obtain letters of credit or other forms of credit support. If we are unable to obtain such consents or such credit support on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

         After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Masco, and some of our directors may have actual or potential conflicts of interest because they also serve on the Masco board of directors.

        Because of their current or former positions with Masco, following the Separation, some of our directors and executive officers may own shares of Masco common stock or have options to acquire shares of Masco common stock, and such holdings may be significant for some of these individuals compared to their total assets. In addition, following the Separation, we anticipate that one of our expected directors, Mr. Dennis Archer, will also continue to serve on the Masco board of directors. This ownership or service on both boards of directors may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Masco and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Masco and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies.

         The combined post-distribution value of Masco and TopBuild shares may not equal or exceed the pre-distribution value of Masco shares.

        After the Separation, Masco common stock will continue to be traded on the NYSE. We have applied to list the shares of our common stock on the NYSE. We cannot assure you that the combined trading prices of Masco common stock and our common stock after the Separation, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of Masco common stock prior to the Separation. Until the market has fully evaluated the business of Masco without our business and potentially thereafter, the price at which Masco common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business and potentially thereafter, the price at which our common stock trades may fluctuate significantly.

         We may not be able to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

        From time to time, we may need to access the long-term and short-term capital markets to obtain financing. Our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (1) our financial performance, (2) our credit ratings or absence of a credit rating, (3) the liquidity of the overall capital markets and (4) the state of the economy. There can be no assurance that we will have access to the capital markets on terms acceptable to us. If we are unable to obtain access to the capital markets on acceptable terms or at all, our financial condition, liquidity and ability to fund our growth strategies could be materially and adversely affected.

        We expect to enter into a revolving credit facility in connection with the Separation to provide us with available financing for working capital and other general corporate purposes. This revolving credit facility is intended to meet any ongoing cash needs in excess of internally generated cash flows. Uncertainty and illiquidity in financial markets may materially impact the ability of the participating financial institutions to fund their commitments to us under our revolving credit facility. Accordingly, we may not be able to obtain the full amount of the funds available under our credit facility to satisfy our cash requirements, and our failure to do so could have a material adverse effect on our operations and financial position.

         We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with Masco.

        The agreements we entered into with Masco in connection with the Separation were negotiated while we were still part of Masco's business. See "The Separation—Agreements with Masco."

Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors or a management team independent of Masco. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Masco and us, and arm's-length negotiations between Masco and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms received from the unaffiliated third party.

         Compliance with and changes in tax laws could adversely affect our performance.

        We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us to interest and penalties.

         If the Separation, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Masco and holders of Masco common stock could be subject to significant tax liability.

        As described under "Material U.S. Federal Income Tax Consequences of the Separation," it is intended that the Separation, together with certain related transactions, will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code. The consummation of the Separation and the related transactions is conditioned upon the receipt of an opinion of tax counsel to the effect that such transactions qualify for their intended tax treatment. An opinion of tax counsel does not preclude the Internal Revenue Service (the "IRS") or the courts from adopting a contrary position. The tax opinion will rely on certain representations, covenants and assumptions, including those relating to our and Masco's past and future conduct; if any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required tax opinion or the tax consequences of the Separation could differ from the intended tax treatment. If the Separation and/or certain related transactions fail to qualify for tax-free treatment, for any reason, Masco and/or holders of Masco common stock would be subject to tax as a result of the Separation and certain related transactions. See "Material U.S. Federal Income Tax Consequences of the Separation."

         If the Separation is taxable to Masco as a result of a breach by us of any covenant or representation made by us in the Tax Matters Agreement, we will generally be required to indemnify Masco; the obligation to make a payment on this indemnification obligation could have a material adverse effect on us.

        As described above, it is intended that the Separation, together with certain related transactions, will generally qualify as tax-free transactions to holders of Masco common stock and to Masco. If the Separation and/or the related transactions are not so treated or are taxable to Masco pursuant to Section 355(e) of the Code (see "Material U.S. Federal Income Tax Consequences of the Separation—The Separation") due to a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the Tax Matters Agreement, we will generally be required to indemnify Masco for all tax-related losses suffered by Masco in connection with the Separation. In addition, we will not control the resolution of any tax contest relating to taxes suffered by Masco in connection with the Separation, and we may not control the resolution of tax contests relating to any other taxes for which we may ultimately have an indemnity obligation under the Tax Matters Agreement. In the event that Masco suffers tax-related losses in connection with the Separation that must be indemnified by us under the

Tax Matters Agreement, the indemnification liability in respect of Masco's tax liability in connection with the Separation could have a material adverse effect on us.

         We may be affected by significant restrictions following the Separation in order to avoid triggering significant tax-related liabilities.

        The Tax Matters Agreement generally will prohibit us from taking certain actions that could cause the Separation and certain related transactions to fail to qualify as tax-free transactions, including:

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  from and until the second anniversary of the Separation, neither we nor any of our subsidiaries may sell, exchange, distribute or otherwise dispose of any assets held by us or our subsidiaries, except for assets that, in the aggregate, do not constitute more than 5% of our total assets;

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  from and until the second anniversary of the Separation (or otherwise pursuant to a "plan" within the meaning of Section 355(e) of the Code), we may not cause or permit any business combination or transaction which, individually or in the aggregate, could result in one or more persons acquiring directly or indirectly a forty percent (40%) or greater interest in us for purposes of Section 355(e) of the Code;

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  from and until the second anniversary of the Separation, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

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  from and until the second anniversary of the Separation, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury Regulations related to stock issued to employees and retirement plans;

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  from and until the second anniversary of the Separation, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

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  from and until the second anniversary of the Separation, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

  •
  more generally, we may not take any action that could reasonably be expected to cause the Separation and certain related transactions to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

        If we take any of the actions above and such actions result in tax-related losses to Masco, then we generally will be required to indemnify Masco for such tax-related losses. See "Agreements with Masco—Tax Matters Agreement." Due to these restrictions and indemnification obligations under the Tax Matters Agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to Masco might discourage, delay or prevent a change of control that our stockholders may consider favorable to our ability to pursue strategic transactions, equity or convertible debt financings, or other transactions that may otherwise be in our best interests.

Risks Relating to Our Business

         Our business relies on residential new construction activity, and to a lesser extent on residential repair/remodel and commercial construction activity, all of which are cyclical and not fully recovered from the housing crisis.

        Our business relies on residential new construction activity and, to a lesser but significant extent, on residential repair/remodel and commercial construction activity, in the United States, which is cyclical. Macroeconomic and local economic conditions, including consumer confidence levels, fluctuations in home prices, unemployment and underemployment levels, student loan debt, household formation rates, the age and volume of the housing stock, the availability of home equity loans and mortgages and the interest rates for such loans, and other factors, affect both consumers' discretionary spending on residential new construction projects, as well as residential repair/remodel activity. The Commercial construction market is affected by macroeconomic and local economic factors such as interest rates, credit availability for commercial construction projects, material costs, employment rates, office vacancy rates and office absorption rates. Adverse changes or uncertainty regarding these and other factors could result in a decline in spending on residential new construction, residential repair/remodel and commercial construction projects, which could adversely affect our results of operations and our financial position.

        While improving, residential new construction, residential repair/remodel and commercial construction activity (including consumer spending for big ticket remodeling projects) continue to be below historical average levels, which has affected our operating results. While markets have stabilized from the downturn in recent years, there remains significant uncertainty regarding the timing and extent of a full recovery in residential new construction and residential repair/remodel activity and resulting demand levels for building products we install and/or distribute. In addition to the influence of cyclical macroeconomic and local conditions discussed above, other factors that pose challenges for the markets to return to historical levels of activity include:

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  a significant number of homeowners whose outstanding principal balance on their mortgage loan exceeds the market value of their home, which undermines their ability to purchase another home or begin a remodeling that they otherwise might desire and be able to afford;

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  relatively high levels of mortgage loan delinquencies, defaults and foreclosures that could add to an inventory of lender-owned homes that may be sold in competition with new and resale homes at low, distressed prices or that generate short sales activity at such price levels;

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  the size and nature of new homes, which decreased during the downturn and shifted to a greater mix of multi-family housing units such as apartments and condominiums, which are often smaller than single-family housing units and require less insulation and other building products;

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  tighter lending standards and practices for mortgage loans that limit consumers' ability to qualify for mortgage financing to purchase a home;

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  tighter lending standards for commercial credit for smaller builders, as well as for the development of new lots;

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  relatively high levels of student debt and consumer debt and relatively low consumer confidence; and

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  certain unfavorable demographic trends, such as historically low household formation rates, which tends to result in lower home ownership rates than historical averages.

        Given these challenges, the present recovery may not continue or gain further momentum and activity in our lines of business may not return to historic levels, which would have a significant adverse effect on the growth potential of our business, and our financial condition, operating results and cash flows.

         We are dependent on third-party suppliers and manufacturers providing us with an adequate supply of high quality products, and the loss of a key supplier or manufacturer could negatively affect our operating results.

        Our installation and distribution businesses depend on our ability to obtain an adequate supply of high quality products and components from manufacturers and other suppliers. We rely heavily on third-party suppliers for our products and key components. Failure by our suppliers to provide us with an adequate supply of high quality products on commercially reasonable terms, or to comply with applicable legal requirements, could have a material adverse effect on our financial condition or operating results. We procure our materials, primarily fiberglass insulation, from leading manufacturers in the industry. While we believe that we have strong relationships with our suppliers, in the past, during housing market cycles, the fiberglass insulation industry has encountered both shortages and periods of significant oversupply, leading to price volatility and, during shortages, allocations of supply. This volatility of selling prices and materials availability has in the past and may in the future have a significant impact on our results of operation. While we do not believe we depend on any sole or limited source of supply, we do source the majority of our building products, primarily insulation, from a limited number of large suppliers. Any re-sourcing of building products to one or more new supplier could, therefore, take time and involve significant costs. Accordingly, the loss of a key supplier, or a substantial decrease in the availability of products or components from our suppliers, could disrupt our business and adversely impact our operating results.

         The long-term performance of our businesses relies on our ability to attract, develop and retain talented personnel and our sales and labor force, including sales representatives, branch managers, installers and truck drivers, while controlling our labor costs.

        To be successful, we must attract, develop and retain highly qualified and talented personnel who have the experience, knowledge and expertise to successfully implement our key business strategies. We also must attract, develop and retain our sales and labor force while maintaining labor costs. We compete for employees, including branch managers, sales people, regional management and executive officers, with a broad range of employers in many different industries, including large multinational firms, and we invest significant resources in recruiting, developing, motivating and retaining them. The failure to attract and retain key employees, or to develop effective succession planning to assure smooth transitions of those employees and the knowledge, customer relationships and expertise they possess, could negatively affect our competitive position and our operating results. Further, as the economy continues to recover, if we are unable to cost-effectively recruit, train and retain sufficient skilled sales and labor personnel, including sales representatives, branch managers, installers and truck drivers, we may not be able to adequately satisfy increased demand for our products and services, which could impact our operating results. We have also experienced difficulty in the past securing personnel for certain of our labor force due to lack of proper immigration status.

        Our ability to control labor costs and attract qualified labor is subject to numerous external factors, including prevailing wage rates, labor shortages, the impact of legislation or regulations governing wages and hours, labor relations, immigration, healthcare benefits and other insurance costs. In addition, we compete with other companies to recruit and retain qualified installers and truck drivers in a tight labor market, and we invest significant resources in training and motivating them to maintain a high level of job satisfaction. These positions generally have high turnover rates, which can lead to increased training and retention costs. If we are unable to attract or retain qualified employees, it could adversely impact our operating results.

         Because we operate our business through highly dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches and distribution centers may vary.

        We operate our business through a network of dispersed branch locations and distribution facilities throughout the United States, supported by corporate executives and services in our headquarters, with branch and regional management retaining responsibility for day-to-day operations and adherence to applicable local laws. Our operating structure can make it difficult for us to coordinate procedures across our operations in a timely manner or at all. In addition, our branches and distribution facilities may require significant oversight and coordination from headquarters to support their growth.

Inconsistent implementation of corporate strategy and policies at the local or regional level could materially and adversely affect our overall profitability, business, results of operations, financial condition and prospects.

        In addition, the operating results of a specific individual branch or distribution facility may differ from that of another branch or distribution facility for a variety of reasons, including business apportionment, management practices, competitive landscape, regulatory requirements and local economic conditions. As a result, certain of our branches or distribution facilities may experience higher or lower levels of growth than other branches or distribution facilities. Therefore, our overall financial performance and results of operations may not be indicative of the performance and results of operations of any individual branch or distribution facility.

         Our profit margins could decrease due to changes in the costs of the products we install and/or distribute.

        The principal building products that we install and distribute have been subject to price changes in the past, some of which have been significant. Our results of operations for individual quarters can be and have been hurt by a delay between the time building product cost increases are implemented and the time we are able to increase prices for our installation or distribution services, if at all. Our supplier purchase prices may depend on our purchasing volume or other arrangements with any given supplier. While we have been able to achieve cost savings through volume purchasing or other arrangements with suppliers in the past, we may not be able to continue to receive advantageous pricing for the products that we distribute and install. If we are unable to maintain pricing consistent with prior periods, our costs could increase and our margins may be adversely affected, which could have a material adverse effect on our financial condition, results of operations and cash flows.

         We face significant competition.

        The market for the distribution and installation of building products is highly fragmented and competitive, and the barriers to entry for local competitors are relatively low. We face significant pricing pressure from competitors in both our installation and distribution businesses. In addition to price, we believe that competition in our industry is based largely on customer service and the quality and timeliness of installation services and distribution product deliveries in each local market. Our installation competitors include national contractors, regional contractors, and local contractors, and we face many or all of these competitors for each project on which we bid. Our insulation distribution competitors include specialty insulation distributors (one multi-regional, several regional, and numerous local). In some instances, our insulation distribution business sells products to companies that may compete directly with our installation service business. We also compete with broad line building products distributors, big box retailers and insulation manufacturers. Barriers to entry in our markets are also relatively low, which increases the risk that additional competitors will emerge.

        Our ability to maintain our competitive position in our industry and to grow our businesses depends upon successfully maintaining our relationships with major suppliers and customers, cost-effectively recruiting and retaining our sales and labor force, including key sales representatives, branch managers, installers and truck drivers, in a tight labor market, delivering superior customer service and quality installations, implementing growth strategies, leveraging our scale and managing our cost structure, none of which is assured. If we are unable to compete effectively, our business, financial condition, results of operations and cash flows would be materially and adversely affected.

         Our business is seasonal and is susceptible to adverse weather conditions and natural disasters.

        Our industry is seasonal. We normally experience stronger sales during the third and fourth calendar quarters, corresponding with the peak season for residential new construction and residential repair/remodel activity. Sales during the winter weather months are seasonally slower due to the lower construction activity. Historically, the installation of insulation lags housing starts by several months.

        In addition, to the extent that hurricanes, severe storms, earthquakes, droughts, floods, fires, other natural disasters or similar events occur in the geographic areas in which we operate, our business may be adversely affected. For example, in the first quarter of 2014, many of our customers and local operations were impacted by adverse weather events that slowed construction activity.

        Severe weather and natural disasters can cause delays or halts and increased costs in the construction of new homes, residential repair/remodeling projects and commercial construction projects. We may underestimate the impact of seasonality in any given period. Severe weather is often unpredictable, which contributes to earnings volatility and makes forecasting our results of operation more difficult. Severe weather and seasonality may have an adverse impact on our business, including our financial position, cash flows from operations and results of operations.

        In addition, we may experience business interruptions and property or other damage due to severe weather or natural disasters. If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruption or losses resulting from adverse weather or natural disasters, our business and results of operations will be adversely affected. In addition, damage to homes or commercial sites caused by adverse weather or a natural disaster can cause our insurance costs to increase.

         Claims and litigation could be costly.

        We are, from time to time, involved in various claims, litigation matters and regulatory proceedings that arise in the ordinary course of our business and which could have a material adverse effect on us. These matters may include contract disputes, automobile liability and other personal injury claims, warranty disputes, environmental claims or proceedings, other tort claims, employment and tax matters and other proceedings and litigation, including class actions.

        We rely on our suppliers to provide us with the building products that we install and/or distribute. Due to the difficulty of controlling the quality of products sourced from our suppliers, we are exposed to risks relating to the quality of such products and to limitations on our recourse against such suppliers.

        In addition, we are exposed to potential claims by our employees or others based on job related hazards. For example, certain types of insulation, particularly spray foam applications, require our employees to handle potentially hazardous or toxic substances. While we place significant focus on employee safety and our employees who handle potentially hazardous or toxic materials, including but not limited to lead-based paint, receive specialized training and wear protective clothing, there is still a risk that they, or others, may be exposed to these substances. Exposure to these substances could result in significant injury to our employees and others, including site occupants, and damage to our property or the property of others, including natural resource damage, for which we may be liable.

        We have also experienced class action lawsuits in recent years predicated upon claims for antitrust, product liability, construction defects, competition and wage and hour issues. We have generally denied liability and have vigorously defended these cases. Due to their scope and complexity, however, these lawsuits can be particularly costly to defend and resolve, and we have and may continue to incur significant costs as a result of these types of lawsuits.

        Our builder and contractor customers are subject to construction defect and warranty claims in the ordinary course of their business. Our contractual arrangements with these customers may include our agreement to defend and indemnify them against various liabilities. These claims, often asserted several years after completion of construction, can result in complex lawsuits or claims against the builders, contractors and many of their subcontractors, including us, and may require us to incur defense and indemnity costs even when our services or distributed products are not the principal basis for the claims.

        Although we intend to defend all claims and litigation matters vigorously, given the inherently unpredictable nature of claims and litigation, we cannot predict with certainty the outcome or effect of any claim or litigation matter.

        We expect to maintain insurance against some, but not all, of these risks of loss resulting from claims and litigation. We may elect not to obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. The levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. If any significant accident, judgment, claim or other event is not fully insured or indemnified against, it could have a material adverse impact on our business, financial condition and results of operations.

         We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        Economic and credit market conditions, the performance of the construction industry, and our financial performance, as well as other factors, including restrictions under the Tax Matters Agreement following the Separation, may constrain our financing abilities. Our ability to secure additional financing, if available, and to satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, the availability of credit, economic conditions and financial, business and other factors, many of which are beyond our control. Any worsening of current housing market or other construction industry conditions and the macroeconomic and local economic factors that affect our industry could require us to seek additional capital and have a material adverse effect on our ability to secure such capital on favorable terms, if at all. In addition, from and until the second anniversary of the Separation, the Tax Matters Agreement generally will prohibit us and our affiliates from taking certain actions that could cause the Separation and certain related transactions to fail to qualify as tax-free transactions, which includes certain issuances of our common stock. See the risk factor titled "We may be affected by significant restrictions following the Separation in order to avoid triggering significant tax-related liabilities" above.

         We may not be able to identify new products and new product lines and integrate them into our distribution network, which may impact our ability to compete; our expansion into new markets may present competitive, distribution and regulatory challenges that differ from current ones.

        Our business depends in part on our ability to identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our distribution network could affect our ability to compete. Furthermore, the success of new products and new product lines will depend on market demand and there is a risk that new products and new product lines will not deliver expected results, which could negatively impact our future sales and results of operations. Our expansion into new markets may present competitive, distribution and regulatory challenges that differ from current ones. We may be less familiar with new product categories and may face different or additional risks, as well as increased or unexpected costs, compared to existing operations. Growth into new markets may also bring us into direct competition with companies with whom we have little or no past experience as competitors and may not be supported by our historical product suppliers. To the extent we are reliant upon expansion into new geographic, industry and product markets for growth and do not meet the new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase and our business operations and financial results could be negatively affected.

         We may be adversely affected by any natural or man-made disruptions to our facilities.

        We currently maintain a broad network of distribution facilities and installation branches throughout the United States. Any widespread disruption to our facilities resulting from fire, earthquake, weather-related events, an act of terrorism, or any other cause could damage a significant portion of our inventory and supply stock and could materially impair our ability to provide installation and/or distribution services for our customers. Moreover, we could incur significantly higher costs and longer lead times associated with our installation and distribution services to our customers during the time that it takes for us to reopen or replace a damaged facility. In addition, any shortages of fuel or significant fuel cost increases could disrupt our installation and distribution services. If any of these events were to occur, our financial condition, operating results and cash flows could be materially and adversely affected.

         We are subject to competitive pricing pressure from our customers.

        Residential homebuilders historically have exerted significant pressure on their outside suppliers to keep prices low because of their market share and ability to leverage such market share in the highly fragmented building products supply and services industry. The housing industry downturn resulted in significantly increased pricing pressures from homebuilders and other customers. These pricing pressures have adversely affected our operating results and cash flows. In addition, consolidation among homebuilders, and changes in homebuilders' purchasing policies or payment practices, could result in additional pricing pressure. Moreover, during the housing downturn, several of our homebuilder customers defaulted on amounts owed to us or extended their payable days as a result of their financial condition. If such payment failures or delays were to recur, it could significantly adversely affect our financial condition, operating results and cash flows.

         The development of alternatives to distributors in the supply chain could cause a decrease in our sales and operating results and limit our ability to grow our business.

        Our distribution customers could begin purchasing more of their product needs directly from manufacturers, which would result in decreases in our net sales and earnings. Our suppliers could invest in infrastructure to expand their own local sales force and sell more products directly to our distribution customers, which also would negatively impact our business. In addition, our distribution customers may elect to establish their own building products manufacturing and distribution facilities, or give advantages to manufacturing or distribution intermediaries in which they have an economic stake. These changes in the supply chain could adversely affect our financial condition, operating results and cash flows.

         Union organizing activity and work stoppages could delay or reduce availability of products that we install and increase our costs.

        Approximately 440 of our employees are currently covered by collective bargaining or other similar labor agreements that expire on various dates from May 2015 through June 2019. Any inability by us to negotiate collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, we could experience a disruption of our operations and higher labor costs. Further, if a significant number of additional employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, these risks would increase. In addition, certain of our suppliers have unionized work forces and certain of the products we install and/or distribute are transported by unionized truckers. Strikes, work stoppages or slowdowns could result in slowdowns or closures of facilities where the products that we install and/or distribute are manufactured or could affect the ability of our suppliers to deliver such products to us. Any interruption in the production or delivery of these products could delay or reduce availability of these products and increase our costs.

         If we are required to take significant non-cash charges, our financial resources could be reduced and our financial flexibility may be negatively affected.

        We have recorded significant goodwill and other intangible assets related to prior business combinations on our balance sheet. The valuation of these assets is largely dependent upon the expectations for future performance of our businesses. Expectations about the growth of residential new construction, residential repair/remodel and commercial construction activity may impact whether we are required to recognize non-cash, pre-tax impairment charges for goodwill and other indefinite-lived intangible assets or other long-lived assets. If the value of our goodwill, other intangible assets or long-lived assets is further impaired, our earnings and stockholders' equity would be adversely affected.

         Compliance with government regulation and industry standards could impact our operating results.

        We are subject to federal, state and local government regulations, particularly those pertaining to health and safety (including protection of employees and consumers), employment laws, including immigration and wage and hour regulations, contractor licensing and environmental issues. In addition to complying with current requirements, even more stringent requirements could be imposed in the future. Compliance with these regulations and industry standards is costly and may require us to alter our installation and distribution processes, our product sourcing or our business practices, and makes recruiting and retaining labor in a tight labor market more challenging. Compliance with these regulations and industry standards could also divert our attention and resources to compliance activities, and could cause us to incur higher costs. Further, if we do not effectively and timely comply with such regulations and industry standards, our results of operations could be negatively affected and we could become subject to substantial penalties or other legal liability.

         If we encounter difficulties with our information technology systems, we could experience problems with customer service, inventory, collections and cost control.

        Our operations are dependent upon our information technology systems, which encompass all of our major business functions. We rely upon such information technology systems to manage customer orders on a timely basis, to coordinate our installation and distribution activities across locations and to manage invoicing. If we experience problems with our information technology systems, we could experience, among other things, delays in receiving customer orders or placing orders with suppliers, and delays in scheduling production, installation services or shipments. Any failure by us to properly maintain and protect our information systems could thus adversely impact our ability to attract and serve customers and could cause us to incur higher operating costs and experience delays in the execution of our business strategies.

        Since we rely heavily on information technology both in serving our customers and in our enterprise infrastructure in order to achieve our objectives, we may be vulnerable to damage or intrusion from a variety of cyber-attacks including computer viruses, worms or other malicious software programs that access our systems. Despite the precautions we take to mitigate the risks of such events, an attack on our enterprise information technology system could result in theft or disclosure of our proprietary or confidential information or a breach of confidential customer or employee information. Such events could have an adverse impact on revenue, harm our reputation, and cause us to incur legal liability and costs, which could be significant, to address and remediate such events and related security concerns.

         Our business relies significantly on the know-how of our employees, and we generally do not have an intellectual property position that is protected by patents.

        Our business is significantly dependent upon our installation and distribution logistics know-how, including significant know-how in the application of building science to our Installation services. We rely on a combination of trade secrets and contractual confidentiality provisions and, to a much lesser extent, copyrights and trademarks, to protect our proprietary rights. Accordingly, our intellectual property position is more vulnerable than it would be if it were protected primarily by patents. If we fail to protect our proprietary rights successfully, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and protect our proprietary rights, and, in the event a misappropriation or breach of our proprietary rights occurs, our competitive position in the market may be harmed. In addition, competitors may develop competing technologies and know-how that renders our know-how obsolete or less valuable.

         We occupy our branches and distribution facilities under leases with durations of five years or less. We may be unable to renew leases at the end of their terms.

        Most of our branches and distribution facilities are located in leased premises with lease terms of five years or less. At the end of the lease term and any renewal period, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our branch or distribution facilities leases, we may be required to close or relocate such branch or facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business and operating results. In addition, we may not be able to secure a replacement facility in a location that is as commercially viable, including access to rail service, as the lease we are unable to renew. For example, closing a branch or distribution facility, even during the time of relocation, will reduce the sales that such location would have contributed. Additionally, the sales and profit, if any, generated at a relocated branch or facility may not equal the revenue and profit generated at the existing one.

         Any adverse credit rating could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

        We do not currently intend to seek credit ratings from Moody's Investor Service, Standard & Poor's or another rating service. However, if Moody's, Standard & Poor's or another rating service rates our credit, such rating could be below investment grade. Further, an initial credit rating could be lowered or withdrawn entirely by a ratings agency if, in its judgment, the circumstances warrant. If any such ratings are lowered, or are otherwise below investment grade, our borrowing costs could increase and our funding sources could decrease. Actual or anticipated changes or downgrades in future ratings, including any announcement that our ratings are under review for a downgrade, could adversely affect our business, cash flows, financial condition and operating results.

         Changes in building codes and consumer preferences could affect our ability to market our service offerings and our profitability. Moreover, if we do not respond to evolving customer preferences or changes in building standards, or if we do not maintain or expand our leadership in building science, our business, results of operation, financial condition and cash flow would be adversely affected.

        Each of our lines of business is impacted by local and state building codes and consumer preferences, including a growing focus on energy efficiency. Recently, building codes and consumer preferences have begun to shift towards environmentally friendly and energy-efficient building products. In addition, state and local governments may change building codes periodically for perceived safety or other reasons. Our competitive advantage is due, in part, to our ability to respond to changes in consumer preferences and building codes. In particular, our Environments For Living® program is designed to make homes more energy-efficient, comfortable and durable. However, if our installation and distribution services do not adequately or quickly adapt to changing preferences and building standards, we may lose market share to competitors, which would adversely affect our business, results of operation, financial condition and cash flows. Further, our growth prospects could be harmed if consumer preferences and building standards evolve towards energy-efficient service offerings, which are more profitable than minimum code service offerings, more slowly than we anticipate.

        The volatile and challenging economic environment of recent years has also caused shifts in consumer preferences and purchasing practices and changes in the business models and strategies of our customers. This has led to a shift in the quantity, type and prices of products demanded by our customers. For example, demand has increased for multi-family housing units such as apartments and condominiums, which are typically smaller, with correspondingly less insulation, than single-family houses. These shifts have negatively impacted our sales and our profitability, and it is uncertain whether these shifts represent long-term changes in preferences.

Risks Relating to Our Common Stock

         Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.

        Prior to the distribution relating to the Separation, there will have been no trading market for our common stock. An active trading market may not develop or be sustained for our common stock after the Separation, and we cannot predict the prices and volume at which our common stock will trade after the Separation. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

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  fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

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  failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings;

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  announcements by us or our customers, suppliers or competitors;

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  changes in laws or regulations which adversely affect our industry or us;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  general economic, industry and stock market conditions;

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  future sales of our common stock by our stockholders;

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  future issuances of our common stock by us; and

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  the other factors described in these "Risk Factors" and elsewhere in this Information Statement.

         A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

        Upon completion of the Separation, we estimate that we will have outstanding an aggregate of approximately [    •    ] shares of our common stock (based on [    •    ] shares of Masco common stock outstanding on [    •    ], 2015). All of those shares (other than those held by our "affiliates") will be freely tradable without restriction or registration under the Securities Act. Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions under Rule 144. We estimate that our directors and executive officers, who may be considered "affiliates" for purposes of Rule 144, will beneficially own approximately [    •    ] shares, or [    •    ]%, of our common stock immediately following the Separation. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Separation. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. As discussed in the immediately following risk factor, certain index funds will likely be required to sell shares of our common stock that they receive pursuant to the Separation. In addition, other Masco stockholders may sell the shares of our common stock they receive pursuant to the Separation for various reasons. For example, such stockholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives. A change in the level of analyst coverage following the Separation could also negatively impact demand for our shares. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

         Because we do not expect our common stock will be included in the Standard & Poor's 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where they may not meet with offsetting new demand.

        A portion of Masco's outstanding common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. We believe approximately 30 percent of Masco's outstanding common stock is held by index funds. Because we do not expect our common stock to be included in the Standard & Poor's 500 Index, and it may not be included in other stock indices upon the completion of the Separation, index funds currently holding shares of Masco common stock will likely be required to sell the shares of our common stock they receive upon completion of the Separation. There may not be sufficient new buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the distribution and, as a result, the price of our common stock could be adversely affected.

         Provisions in our certificate of incorporation and bylaws and certain provisions of Delaware law could delay or prevent a change in control of us.

        The existence of some provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

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  providing for a classified board of directors;

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  providing that our directors may be removed by our stockholders only for cause;

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  establishing supermajority vote requirements for our stockholders to amend certain provisions of our certificate of incorporation and our bylaws;

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  authorizing a large number of shares of stock that are not yet issued, which could have the effect of preventing or delaying a change in control if our board of directors issued shares to persons that did not support such change in control, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

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  prohibiting stockholders from calling special meetings of stockholders or taking action by written consent; and

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  establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

        In addition, we are subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

        These provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders' best interests. See "Description of Capital Stock."

         We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

        Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See "Description of Capital Stock—Preferred Stock."

         Our bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.

        Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our certificate of incorporation (including any certificate of designations for any class or series of our preferred stock) or our bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

         We may not achieve the intended benefits of having an exclusive forum provision if it is found to be unenforceable.

        We have included an exclusive forum provision in our bylaws as described above. However, the enforceability of similar exclusive jurisdiction provisions in other companies' bylaws or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our bylaws to be inapplicable or unenforceable in such action. Although in June 2013 the Delaware Court of Chancery upheld the statutory and contractual validity of exclusive forum-selection bylaw provisions, the validity of such provisions is not yet settled law under the laws of Delaware. Furthermore, the Delaware Court of

Chancery emphasized that such provisions may not be enforceable under circumstances where they are found to operate in an unreasonable or unlawful manner or in a manner inconsistent with a board's fiduciary duties. Also, it is uncertain whether non-Delaware courts consistently will enforce such exclusive forum-selection bylaw provisions. If a court were to find our choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

         We do not expect to declare any dividends in the foreseeable future.

        We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We have made statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this Information Statement that reflect our views about future performance. You can identify these statements by forward-looking words such as "believe," "anticipate," "appear," "may," "might," "will," "should," "intend," "plan," "estimate," "expect," "assume," "seek," "forecast," "anticipates," "appears," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other similar references to future periods. These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in our forward-looking statements. We caution you against relying on any of these forward-looking statements. Our future performance may be affected by our reliance on residential new construction, residential repair/remodel and commercial construction, our reliance on third-party suppliers and manufacturers, our ability to attract, develop and retain talented personnel and our sales and labor force, our ability to maintain consistent practices across our locations, our ability to maintain our competitive position, and our ability to realize the expected benefits of the Separation. We discuss many of the risks we face under the caption entitled "Risk Factors." Our forward-looking statements in this Information Statement speak only as of the date of this Information Statement. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Unless required by law, we undertake no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise.

 THE SEPARATION

General

        In September 2014, the Masco board of directors approved a plan to distribute to its stockholders all of the shares of common stock of TopBuild through the Separation. TopBuild is currently a wholly owned subsidiary of Masco and at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with Masco's Services Business. The Separation will be achieved through the distribution of 100% of the outstanding capital stock of TopBuild to holders of Masco common stock on the record date of [    •    ], 2015. Masco holders of record will receive one share of TopBuild common stock for every [    •    ] shares of Masco common stock. The distribution is expected to be completed on [    •    ], 2015. Immediately following the distribution, Masco stockholders as of the record date will own 100% of the outstanding shares of common stock of TopBuild. Following the Separation, TopBuild will be an independent, publicly traded company, and Masco will retain no ownership interest in TopBuild.

        As defined in this Information Statement, "Services Business" refers to Masco's businesses comprising its Installation and Other Services segment, as reported in Masco's periodic reports filed with the Securities and Exchange Commission (the "SEC"), that distribute and install building products primarily for residential new construction, residential repair/remodel and commercial construction, throughout the United States. The assets and liabilities of the Services Business relate to a nationwide network of branches and distribution centers, as well as its customer and supplier relationships. See "Business" for more information.

        As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements to effect the Separation and provide a framework for our relationship with Masco after the Separation. These agreements will provide for the allocation between us and Masco of the assets, liabilities and obligations of Masco and its subsidiaries, and will govern the relationship between TopBuild and Masco after the Separation. In addition to the Separation and Distribution Agreement, the other principal agreements to be entered into with Masco include:

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  a Tax Matters Agreement;

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  a Transition Services Agreements; and

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  an Employee Matters Agreement.

        The Separation of TopBuild from Masco as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances Masco will complete the Separation. For a more detailed description of these conditions, see "Conditions to the Distribution" below.

Background and Reasons for the Separation

        The Masco board of directors regularly reviews the various strategies and operations of each of its businesses to ensure that resources are deployed and activities are pursued in a manner believed to be in the best interests of Masco's stockholders. As part of its review process, the Masco board of directors, with input and advice from Masco's senior management and other advisors, evaluates different alternatives, including potential opportunities for dispositions, acquisitions, business combinations and separations, with the goal of enhancing stockholder value.

        In early 2014, with Masco's transition to a new chief executive officer, Masco's management and the Masco board of directors took a more detailed look at Masco's businesses, both individually and collectively. Working with the Masco board of directors, Masco's management made the determination to become more focused on Masco's building products companies, where brands, manufacturing and innovation are more critical business drivers. A strategic transaction involving the Services Business was thus one of the alternatives that the Masco board of directors considered as part of its strategic review process in the summer of 2014. As part of this evaluation, the Masco board of directors considered a number of potential transactions, including a spin-off, disposition and an initial public offering of the Services Business. The Masco board of directors also considered a number of other factors, including the strategic focus and flexibility of each of Masco's businesses, the ability of the Services Business and Masco's other businesses to compete and operate efficiently and effectively as separate public companies, the financial profile of the Services Business and Masco's other businesses, the potential reaction of investors and the timing and the probability of successful execution of the various alternatives considered and the risks associated with those alternatives.

        During September of 2014, the Masco board of directors continued to evaluate strategic alternatives, including a separation of the Services Business from Masco's other businesses. As a result of this evaluation, after considering the differences in the businesses and various other factors in light of the businesses at that time, together with input from its financial advisor, Greenhill & Co., Inc. and its outside counsel, Davis Polk &Wardwell LLP, the Masco board of directors determined that proceeding with the Separation at this time would be in the best interests of Masco and its stockholders.

        Specifically, the Masco board of directors concluded that the Separation will provide Masco and TopBuild with a number of opportunities and benefits, including the following:

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  Strategic and Management Focus.  Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company's management teams to better position its business to capitalize on developing trends in its business, increase managerial focus to pursue its individual strategies, and leverage its key strengths to drive performance. The management of each resulting corporate group will be able to concentrate on its core concerns and growth opportunities, and will have increased flexibility to design and implement corporate policies and strategies based on the characteristics of its business.

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  Investor Choice.  Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunities. As a result, the Separation may result in a combined post-Separation trading value in excess of the current trading value of Masco.

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  Resource Allocation and Capital Deployment.  Allow each company to allocate resources and deploy capital in a manner consistent with its own priorities. The Services Business has operating characteristics and end customers that are different than Masco's other businesses, resulting in distinct business models, competitive positions and available growth opportunities. The Separation will enable each company's management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.

        The financial terms of the Separation, including the new indebtedness expected to be incurred by TopBuild or entities that are, or will become, prior to the completion of the Separation, subsidiaries of TopBuild, and the amount of the cash distribution to Masco has been determined by the Masco board of directors based on a variety of factors, including establishing an appropriate pro forma capitalization for TopBuild as a stand-alone company considering the historical earnings of Masco's Services Business and the level of indebtedness relative to earnings of various comparable companies.

The Number of Shares You Will Receive

        For every [    •    ] shares of Masco common stock you own at 5:00 p.m. Eastern time on [    •    ], 2015, the record date, you will receive one share of TopBuild common stock on the distribution date for the Separation.

Treatment of Fractional Shares

        The distribution agent will not distribute any fractional shares of our common stock to Masco stockholders. Instead, as soon as practicable on or after the distribution date for the Separation, the distribution agent for the distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be held for United States federal income tax purposes, if any, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described below in "Material U.S. Federal Income Tax Consequences of the Separation."

When and How You Will Receive the Distribution of TopBuild Shares

        Masco will distribute the shares of our common stock on [    •    ], 2015 to holders of record on the record date. The distribution is expected to be completed following the NYSE market closing on the distribution date for the Separation. Masco's transfer agent and registrar, Computershare Trust Company, N.A. ("Computershare"), is expected to serve as transfer agent and registrar for the TopBuild common stock and as distribution agent in connection with the distribution.

        If you own Masco common stock as of 5:00 p.m. Eastern time on the record date, the shares of TopBuild common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date for the Separation, to your account as follows:

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  Registered Stockholders.  If you own your shares of Masco stock directly, either in book-entry form through an account at Computershare and/or if you hold paper stock certificates, you will receive your shares of TopBuild common stock by way of direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this distribution.

    On or shortly after the distribution date for the Separation, the distribution agent will mail to you an account statement that indicates the number of shares of TopBuild common stock that have been registered in book-entry form in your name.

    Stockholders having any questions concerning the mechanics of having shares of our common stock registered in book-entry form may contact Computershare at the address set forth in "Summary—Questions and Answers About the Separation and Distribution" in this Information Statement.

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  Beneficial Stockholders.  Many Masco stockholders hold their shares of Masco common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your Masco common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of TopBuild common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in "street name," we encourage you to contact your bank or brokerage firm.

Treatment of Outstanding Compensation Awards

        For a discussion of provisions concerning retirement, health and welfare benefits to our employees upon completion of the separation, see "Employee Matters Agreement" below. The Separation is not a change-in-control and therefore will not entitle TopBuild officers to any change-in-control benefits.

        Incentive compensation awards generally will be treated as follows:

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  Outstanding vested Masco stock options held by employees of TopBuild will remain Masco stock options and such employees will have the period of time following their separation with Masco as set forth in their award agreement to exercise these adjusted options.

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  Outstanding unvested Masco stock options and restricted stock held by employees of TopBuild will be forfeited upon separation from service with Masco and replaced with TopBuild long-term incentive awards of generally equivalent value.

Treatment of Shares Held in 401(k) Plans

        The treatment of outstanding Masco common stock held in tax-qualified defined contribution retirement plans maintained by Masco will be subject to the same treatment as other outstanding shares of Masco common stock.

Results of the Separation

        After the Separation, we will be an independent, publicly traded company. Immediately following the Separation, we expect to have approximately [    •    ] stockholders of record, based on the number of registered stockholders of Masco common stock on [    •    ], 2015, and approximately [    •    ] shares of TopBuild common stock outstanding. The actual number of shares to be distributed will be determined on the record date.

        Before the completion of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with Masco to effect the Separation and provide a framework for our relationship with Masco after the Separation. These agreements will provide for the allocation between TopBuild and Masco of Masco's assets, liabilities and obligations subsequent to the Separation (including with respect to transition services, employee matters, tax matters and certain other commercial relationships).

        For a more detailed description of these agreements, see the section entitled "Agreements with Masco" included below. The distribution will not affect the number of outstanding shares of Masco common stock or any rights of Masco stockholders.

Incurrence of Debt

        We intend to enter into new financing arrangements in connection with the Separation. We expect to incur $200 million of indebtedness under a bank term loan facility on the Separation date, which we intend to use to fund a cash distribution to Masco immediately prior to the Separation. We also expect to enter into a $125 million revolving credit facility for working capital and other general corporate purposes, with availability under this facility commencing on the Separation date. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Credit Facility" in this Information Statement.

Material U.S. Federal Income Tax Consequences of the Separation

        The following is a discussion of the material U.S. federal income tax consequences of the Separation to U.S. Holders (as defined below) of Masco common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Masco common stock that is for U.S. federal income tax purposes:

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  a citizen or resident of the United States;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

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  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        This discussion addresses only the consequences of the Separation to U.S. Holders that hold Masco common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that shareholder's particular circumstances or to a U.S. Holder subject to special rules, such as:

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  a financial institution, regulated investment company or insurance company;

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  a tax-exempt organization;

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  a dealer or broker in securities, commodities or foreign currencies;

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  a shareholder that holds Masco common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

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  a shareholder that holds Masco common stock in a tax-deferred account, such as an individual retirement account; or

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  a shareholder that acquired Masco common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

        If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds Masco common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Masco common stock should consult its tax advisor.

        This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Separation. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any foreign, state or local tax consequences of the Separation. Accordingly, each holder of Masco common stock should consult his, her or its tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the Separation to such holder.

  Tax Opinions

        The consummation of the Separation, along with certain related transactions, is conditioned upon the receipt of an opinion of tax counsel substantially to the effect that the Separation, together with certain related transactions, will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code (a "Tax Opinion"). In rendering the Tax Opinion given as of the date of this registration statement (the "Registration Statement Tax Opinion"), tax counsel has relied, and in rendering the Tax Opinion to be given as of the closing of the Separation (the "Closing Tax Opinion"), will rely, on (i) customary representations and covenants made by us and Masco, including those contained in certificates of officers of us and Masco, and (ii) specified assumptions, including an assumption regarding the completion of the Separation and certain related transactions in the manner contemplated by the transactions agreements. In addition, tax counsel has assumed in rendering the Registration Statement Tax Opinion, and tax counsel's ability to provide the Closing Date Tax Opinion will depend on, the absence of changes in existing facts or law between the date of this registration statement and the closing date of the Separation. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the Closing Tax Opinion or the tax consequences of the Separation could differ from those described below. An opinion of tax counsel does not preclude the IRS or the courts from adopting a contrary position. Masco does not intend to obtain a ruling from the IRS on the tax consequences of the Separation or any of the related transactions.

  The Separation

        Assuming that the Separation, together with certain related transactions, will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, in general, for U.S. federal income tax purposes:

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  the Separation will not result in the recognition of income, gain or loss to Masco or us;

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  no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Masco common stock upon the receipt of our common stock;

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  the aggregate tax basis of the shares of our common stock distributed in the Separation to a U.S. Holder of Masco common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of Masco common stock immediately before such Separation between such Masco common stock and our common stock in proportion to the relative fair market value of each immediately following the Separation;

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  the holding period of any shares of our common stock received by a U.S. Holder of Masco common stock in the Separation will include the holding period of the shares of Masco common stock held by a U.S. Holder prior to the Separation; and

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  a U.S. Holder of Masco common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder's tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for such fractional share is more than one year as of the closing date of the Separation.

        If one share of our common stock is received with respect to more than one share of Masco common stock, the basis of each share of Masco common stock must be allocated to a segment of a share of our common stock received with respect thereto. The allocations must be made for all shares in proportion to their relative fair market values in a manner that reflects, to the greatest extent possible, that a share of our common stock is received with respect to shares of Masco common stock acquired on the same date and at the same price. To the extent this is not possible, the allocations must be made in a manner that minimizes the disparity in the holding periods of shares of Masco common stock whose basis is allocated to any particular share of our common stock. As a result, one segment of a share of our common stock may have a basis and holding period that differs from another segment of the same share.

        In general, if the Separation does not qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, the Separation will be treated as a taxable dividend to holders of Masco common stock in an amount equal to the fair market value of our common stock received, to the extent of such holder's ratable share of Masco's earnings and profits. In addition, if the Separation does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, Masco will recognize taxable gain, which could result in significant tax to Masco.

        Even if the Separation were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the Separation will be taxable to Masco under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of Masco or our common stock is acquired as part of a plan or series of related transactions that includes the Separation. If Section 355(e) applies as a result of such an acquisition, Masco would recognize taxable gain as described above, but the Separation would generally be tax-free to you. Under some circumstances, the Tax Matters Agreement would require us to indemnify Masco for the tax liability associated with the taxable gain. See "Agreements with Masco—Tax Matters Agreement."

        Under the Tax Matters Agreement, we will generally be required to indemnify Masco for the resulting taxes in the event that the Separation and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries (see "Agreements with Masco—Tax Matters Agreement"). If the Separation were to be taxable to Masco, the liability for payment of such tax by Masco or by us under the Tax Matters Agreement could have a material adverse effect on Masco or us, as the case may be.

  Information Reporting and Backup Withholding

        U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding stock of Masco (by vote or value) and who receive our common stock pursuant to the Separation to attach to their U.S. federal income tax return for the year in which the Separation occurs a detailed statement setting forth certain information relating to the tax-free nature of the Separation. Masco and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

        In addition, payments of cash to a U.S. Holder of Masco common stock in lieu of fractional shares of our common stock in the Separation may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Appraisal Rights

        No Masco stockholder will have any appraisal rights in connection with the Separation.

Listing and Trading of Our Common Stock

        As of the date of this information statement, there is no public market for our common stock. We have applied to list our common stock on the NYSE under the symbol "BLD."

Trading Between Record Date and Distribution Date

        Beginning on [    •    ], 2015 and continuing up to and including the distribution date for the Separation, we expect there will be two markets in Masco common stock: a "regular-way" market and an "ex-distribution" market. Shares of Masco common stock that trade on the "regular-way" market will trade with an entitlement to receive shares of TopBuild common stock in the distribution. Shares that trade on the "ex-distribution" market will trade without an entitlement to receive shares of TopBuild common stock in the distribution. Therefore, if you sell shares of Masco common stock in the "regular-way" market after 5:00 p.m. Eastern time on the record date and up to and including through the distribution date, you will be selling your right to receive shares of TopBuild common stock in the distribution. If you own shares of Masco common stock at 5:00 p.m. Eastern time on the record date and sell those shares in the "ex-distribution" market, up to and including through the distribution date, you will still receive the shares of TopBuild common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of Masco common stock that you sold.

        Furthermore, beginning on [    •    ], 2015 and continuing up to and including the distribution date for the Separation, we expect there will be a "when-issued" market in our common stock. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for shares of TopBuild common stock that will be distributed to Masco stockholders on the distribution date. If you own shares of Masco common stock at 5:00 p.m. Eastern time on the record date, you would be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of TopBuild common stock, without trading the shares of Masco common stock you own, in the "when-issued" market. On the first trading day following the distribution date, we expect "when-issued" trading with respect to TopBuild common stock will end and "regular-way" trading in TopBuild common stock will begin.

Conditions to the Distribution

        We expect the distribution will be effective on [    •    ], 2015, the distribution date for the Separation, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions shall have been satisfied or waived by Masco in its sole discretion:

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  the Masco board of directors will be satisfied that the distribution will be made out of surplus within the meaning of Section 170 of the Delaware General Corporation Law;

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  the Masco board of directors will have approved the Separation and will not have abandoned the Separation or terminated the Separation and Distribution Agreement at any time prior to the distribution;

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  the Separation-related restructuring transactions contemplated by the Separation and Distribution Agreement (the "Restructuring Transactions") will have been completed;

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  the SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, no stop order suspending the effectiveness of our Form 10 registration statement will be in effect, and no proceedings for such purpose will be pending before or threatened by the SEC, and this Information Statement will have been mailed to the holders of Masco common stock as of the record date;

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  all actions and filings necessary or appropriate under applicable federal, state or foreign securities or "blue sky" laws and the rules and regulations thereunder will have been taken and, where applicable, become effective or accepted;

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  our common stock to be delivered in the distribution will have been approved for listing on the NYSE, subject to official notice of issuance;

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  the TopBuild board of directors, as named in this Information Statement, will have been duly elected, and the certificate of incorporation and bylaws of TopBuild, in substantially the form attached as exhibits to the registration statement of which this Information Statement is a part, will be in effect;

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  each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto;

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  Masco will have received an opinion of counsel, reasonably satisfactory to Masco, to the effect that, for U.S. federal income tax purposes, the Restructuring Transactions and the distribution of the TopBuild common stock will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

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  no applicable law will have been adopted, promulgated or issued that prohibits the consummation of the distribution or any of the transactions contemplated by the Separation and Distribution Agreement;

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  any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the distribution and to permit the operations of the TopBuild business after the distribution date substantially as conducted as of the date of the Separation and Distribution Agreement will have been obtained;

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  a credit facility will have been made available to TopBuild by its lenders on terms and in amount satisfactory to Masco;

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  no event or development will have occurred or exist that, in the judgment of the Masco board of directors, in its sole discretion, makes it inadvisable to effect the distribution or other transactions contemplated by the Separation and Distribution Agreement.

        The fulfillment of the foregoing conditions will not create any obligations on Masco's part to effect the Separation, and the Masco board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Agreements with Masco

        As part of our Separation from Masco, we will enter into a Separation and Distribution Agreement and several other agreements with Masco to effect the Separation and provide a framework for our relationships with Masco after the Separation. These agreements will provide for the allocation between us and Masco of the assets, liabilities and obligations of Masco and its subsidiaries, and will govern the relationships between TopBuild and Masco subsequent to the Separation (including with respect to transition services, employee matters, tax matters and certain other commercial relationships).

        In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to our Separation from Masco and the distribution of our shares of common stock to Masco stockholders), these agreements include, among others:

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  a Tax Matters Agreement;

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  a Transition Services Agreements; and

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  an Employee Matters Agreement.

        The forms of the principal agreements described below have been filed as exhibits to the registration statement on Form 10 of which this Information Statement is a part. The following descriptions of these agreements are summaries of the material terms of these agreements; for the complete text of the forms of these agreements, please see the filed exhibits.

  Separation and Distribution Agreement

        The Separation and Distribution Agreement will govern the overall terms of the Separation. Generally, the Separation and Distribution Agreement will include Masco's and our agreements relating to the restructuring steps to be taken to complete the Separation, including the assets and rights to be transferred, liabilities to be assumed and related matters.

        Subject to the receipt of required governmental and other consents and approvals and the satisfaction of other closing conditions, in order to accomplish the Separation, the Separation and Distribution Agreement will provide for Masco and us to transfer specified assets between the companies that will operate the Services Business after the distribution, on the one hand, and Masco's remaining businesses, on the other hand. The Separation and Distribution Agreement will require Masco and us to use reasonable efforts to obtain consents, approvals and amendments required to novate or assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement.

        Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an "as is, where is" basis. Generally, if the transfer of any assets or any claim or right or benefit arising thereunder requires a consent that will not be obtained before the distribution for the Separation, or if the transfer or assignment of any such asset or such claim or right or benefit arising thereunder would be ineffective or would adversely affect the rights of the transferor thereunder so that the intended transferee would not in fact receive all such rights, each of Masco and TopBuild will cooperate in a mutually agreeable arrangement under which the intended transferee would obtain the benefits and assume the obligations thereunder (including by sub-contract, sub-license or sub-lease to such transferee) or under which the transferor would enforce for the benefit of the transferee, with the transferee assuming the transferor's obligations, the rights of the transferor against any third party.

        The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by Masco prior to the completion of the Separation. In addition, Masco will have the right to determine the date and terms of the Separation, and will have the right, at any time until completion of the distribution, to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement.

        In addition, the Separation and Distribution Agreement will govern the treatment of indemnification, insurance and litigation responsibility and management. Generally, the Separation and Distribution Agreement will provide for uncapped cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Masco's retained businesses with Masco. The Separation and Distribution Agreement will also establish procedures for handling claims subject to indemnification and related matters.

  Tax Matters Agreement

        In connection with the Separation (together with certain related transactions), we and Masco will enter into a Tax Matters Agreement that will govern the parties' respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the Separation (or certain related transactions) to qualify as tax-free for U.S. federal income tax purposes. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

        In general, the Tax Matters Agreement will govern the rights and obligations that we and Masco have after the Separation with respect to taxes for both pre- and post-closing periods. Under the Tax Matters Agreement, Masco generally will be responsible for all of our pre-Separation income taxes that are reported on combined tax returns with Masco or any of its affiliates after the Separation. We will generally be responsible for all other income taxes and all non-income taxes primarily related to our assets and businesses that are due and payable after the Separation.

        In the event that the Separation and certain related transactions fail to qualify for their intended tax treatment, in whole or in part, and Masco is subject to tax as a result of such failure, the Tax Matters Agreement will determine whether Masco must be indemnified for any such tax by us. As a general matter, under the terms of the Tax Matters Agreement, we are required to indemnify Masco for any tax-related losses in connection with the Separation due to any action by us or any of our subsidiaries following the Separation. Therefore, in the event that the Separation and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries, we will generally be required to indemnify Masco for the resulting taxes.

        The Tax Matters Agreement will further provide that:

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  Without duplication of our indemnification obligations described in the prior paragraph, we will generally indemnify Masco against (i) taxes for which we are responsible (as described above); and (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant made in the Tax Matters Agreement; and

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  Masco will indemnify us against taxes for which Masco is responsible (as described above).

        In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding.

        Further, the Tax Matters Agreement generally will prohibit us and our affiliates from taking certain actions that could cause the Separation and certain related transactions to fail to qualify for their intended tax treatment. In particular:

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  from and until the second anniversary of the Separation, neither we nor any of our subsidiaries may sell, exchange, distribute or otherwise dispose of any assets held by us or our subsidiaries, except for assets that, in the aggregate, do not constitute more than 5% of our total assets;

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  from and until the second anniversary of the Separation (or otherwise pursuant to a "plan" within the meaning of Section 355(e) of the Code), we may not cause or permit any business combination or transaction which, individually or in the aggregate, could result in one or more persons acquiring directly or indirectly a forty percent (40%) or greater interest in us for purposes of Section 355(e) of the Code;

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  from and until the second anniversary of the Separation, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

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  from and until the second anniversary of the Separation, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury Regulations related to stock issued to employees and retirement plans;

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  from and until the second anniversary of the Separation, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

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  from and until the second anniversary of the Separation, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

  •
  more generally, we may not take any action that could reasonably be expected to cause the Separation and certain related transactions to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

        As described above, if we take any of the actions described above and such actions result in the failure of the Separation and certain related transactions to qualify for their intended tax treatment, we will be required to indemnify Masco against tax-related losses suffered in connection with the Separation. The amount of any such potential tax-related losses would generally be a function of the fair market value of our shares, Masco's historical tax basis in our assets and Masco's general tax profile, in each case as of the time of the Separation. Because these facts are unknown at this time and subject to fluctuation and uncertainty, there is significant uncertainty as to the range and amount of any such potential tax liability for which we may be liable. Such amount is not subject to any cap or similar limitation under the Tax Matters Agreement.

        The terms of the Tax Matters Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the Tax Matters Agreement before it is finalized, including to the terms described above. You should read the full text of the Tax Matters Agreement, which will be filed with the SEC as an exhibit to the registration statement into which this Information Statement is incorporated.

  Transition Services Agreement

        The Transition Services Agreement will set forth the terms on which Masco will provide to us, and we will provide to Masco, on a transition basis, certain services or functions that the companies historically have shared. Transition services will include various corporate services. We expect the agreement will provide for the provision of specified transition services, generally for a period of up to 12 months, with a possible extension of 12 months (an aggregate of 24 months). Compensation for transition services will be determined using an internal cost allocation methodology based on fully loaded cost (e.g., including an allocation of corporate overhead), or, in certain cases, may be based on terms and conditions comparable to those that would have been arrived at by parties bargaining at arm's-length.

  Employee Matters Agreement

        The Employee Matters Agreement will govern Masco's and our compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will provide for the treatment of outstanding Masco equity awards and certain other outstanding annual and long-term incentive awards. The Employee Matters Agreement will provide that, following the distribution for the Separation, our active employees generally will no longer participate in benefit plans sponsored or maintained by Masco and will commence participation in our benefit plans. The Employee Matters Agreement also will set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers' compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and the duplication or acceleration of benefits.

        The Employee Matters Agreement will also provide that (i) the distribution does not constitute a change in control under Masco's plans, programs, agreements or arrangements and (ii) the distribution and the assignment, transfer or continuation of the employment of employees with another entity will not constitute a severance event under applicable severance plans, programs, agreements or arrangements. See "Treatment of Outstanding Compensation Awards" for the treatment of Masco stock options and restricted stock awards.

Transferability of Shares of Our Common Stock

        The shares of our common stock that you will receive in the distribution for the Separation will be freely transferable, unless you are considered an "affiliate" of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Masco on the distribution date may be deemed to be affiliates of ours. We estimate that our directors and executive officers, who may be considered "affiliates" for purposes of Rule 144, will beneficially own approximately [    •    ] shares of our common stock immediately following the distribution. See "Ownership of Our Stock" included elsewhere in this Information Statement for more information. Our affiliates may sell shares of our common stock received in the distribution only:

  •
  under a registration statement that the SEC has declared effective under the Securities Act; or

  •
  under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

        In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

  •
  one percent of our common stock then outstanding; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

        Rule 144 also includes notice requirements and restrictions governing the manner of sale for sales by our affiliates. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Reason for Furnishing This Information Statement

        This Information Statement is being furnished solely to provide information to Masco stockholders who are entitled to receive shares of our common stock in the distribution. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Masco nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

 DIVIDEND POLICY

        We do not currently anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Moreover, the declaration and amount of all dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and other factors the board of directors deems relevant.

        We are a holding company and have no direct operations. As a result, we will be able to pay dividends on our common stock only from available cash on hand and distributions received from our subsidiaries. There can be no assurance we will continue to pay any dividend even if we commence the payment of dividends.

 CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2015:

  •
  on an actual basis; and

  •
  on a pro forma basis assuming the Separation, the incurrence of debt and other matters (as discussed in "The Separation") was effective March 31, 2015.

        The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the Separation and the agreements which define our relationship with Masco after the completion of the Separation. In addition, such adjustments are estimates and may not prove to be accurate.

        You should read the information in the following table together with "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Statements" and our combined financial statements and the related notes included elsewhere in this Information Statement.

	As of March 31, 2015
	Actual	Pro Forma
	(in thousands, except share amounts)
Bank term loan	$—	$	[•]
Stockholders' equity:
Common stock, $0.01 par value; no shares authorized, no shares issued and outstanding, actual; [•] shares authorized, [•] shares issued and outstanding, pro forma	—
Paid-in capital	—
Parent Company investment	$973,260		—
Total net investment / equity	$973,260	$

Total capitalization	$973,260	$

 UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma combined financial statements presented below have been derived from our historical combined financial statements included in this Information Statement. While the historical combined financial statements reflect the past financial results of Masco's Services Business, these pro forma statements give effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the Separation include:

  •
  the distribution of our common stock to Masco stockholders;

  •
  the expected incurrence of an aggregate of $[    •    ] million in new debt; and

  •
  the expected cash dividend of $[    •    ] million to Masco.

        The pro forma adjustments to our combined statement of operations are those which are directly attributable to the Separation, factually supportable and expected to have a continuing impact. The pro forma adjustments to our combined balance sheet are those that are factually supportable and directly attributable to the transaction. The pro forma adjustments are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The unaudited pro forma combined financial statements do not reflect all of the costs of operating as a stand-alone company, including additional information technology, tax, accounting, treasury, legal, investor relations, insurance and other similar expenses associated with operating as a stand-alone company. We believe, however, that historical allocations of Masco's overhead expenses that are reflected in our historical combined statements of operation are reasonable.

        Subject to the terms of the Separation and Distribution Agreement, Masco will generally pay all nonrecurring third-party costs and expenses related to the Separation and incurred prior to the completion of the Separation. Such nonrecurring amounts are expected to include costs to separate and/or duplicate information technology systems, investment banker fees (other than fees and expenses in connection with the debt financing), third-party legal and accounting fees, and similar costs in each case, incurred prior to the completion of the Separation. After the completion of the Separation, subject to the terms of the Separation and Distribution Agreement, all costs and expenses related to the Separation incurred by either Masco or us will be borne by the party incurring the costs and expenses.

        The unaudited pro forma combined statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 have been prepared as though the Separation occurred on January 1, 2014. The unaudited pro forma combined balance sheet at March 31, 2015 has been prepared as though the separation occurred on March 31, 2015. The unaudited pro forma combined financial statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

        The unaudited pro forma combined financial statements should be read in conjunction with our historical combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Information Statement. The unaudited pro forma combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Special Note Regarding Forward-Looking Statements" included elsewhere in this Information Statement.

 UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2015

	Three months ended March 31, 2015
	Historical	Pro Forma Adjustments		Pro Forma
	(Dollars in thousands, except per share data)
Net sales	$358,460	$		$
Cost of sales	284,640

Gross profit	73,820
Selling, general and administrative expenses	74,970

Operating profit (loss)	(1,150)

Other income (expense), net:
Interest expense—related party	(3,160)		(A)
Other, net	10

	(3,150)
Loss from continuing operations before income taxes	(4,300)
Income tax benefit	(500)		(B)

Loss from continuing operations	$(3,800)	$		$

Unaudited Pro Forma Earnings Per Share
Basic
Diluted
Average Number of Shares Used in Calculating
Unaudited Pro Forma Earnings Per Share
Basic			(C)
Diluted			(D)

See notes to unaudited pro forma combined financial data.

 UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2014

	Year ended December 31, 2014
	Historical	Pro Forma Adjustments		Pro Forma
	(Dollars in thousands, except per share data)
Net sales	$1,512,080	$		$
Cost of sales	1,180,410

Gross profit	331,670
Selling, general and administrative expenses	290,950

Operating profit	40,720

Other income (expense), net:
Interest expense—related party	(12,400)		(A)
Other, net	20

	(12,380)
Income from continuing operations before income taxes	28,340
Income tax expense	17,840		(B)

Income from continuing operations	$10,500	$		$

Unaudited Pro Forma Earnings Per Share
Basic
Diluted
Average Number of Shares Used in Calculating
Unaudited Pro Forma Earnings Per Share
Basic			(C)
Diluted			(D)

See notes to unaudited pro forma combined financial data.

 UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	At March 31, 2015
	Historical	Pro Forma Adjustments		Pro Forma
	(Dollars in thousands, except per share data)
ASSETS
Current Assets:
Cash and cash equivalents	$3,600	$	(E)	$
Receivables, net	217,190		(F)
Inventories	104,390
Prepaid expenses and other	4,670

Total current assets	329,850
Property and equipment, net	92,200
Goodwill	1,044,040
Other intangible assets, net	2,690
Other assets	900

Total Assets	$1,469,680	$		$

LIABILITIES and EQUITY
Current Liabilities:
Accounts payable	$197,450	$		$
Accrued liabilities	75,080

Total current liabilities	272,530
Long-term debt	—		(G)
Deferred income taxes	181,790
Other liabilities	42,100

Total Liabilities	496,420

Commitments and contingencies
Equity:
Common stock	—		(I)
Paid-in capital	—		(I)
Parent Company investment	973,260		(I)

Total Equity	973,260		(H)

Total Liabilities and Equity	$1,469,680	$		$

See notes to unaudited pro forma combined financial statements.

 NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(A)
Represents adjustments to interest expense and amortization of debt issuance costs related to approximately $[    •    ] million of debt that we expect to incur as described in Note (G) below. We expect the interest rate on the debt to be approximately [    •    ]%. Interest expense may be higher or lower if our actual interest rate or credit ratings change. A 10% change to the annual interest rate would change interest expense by approximately $[    •    ] million on an annual basis.

(B)
Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rate adjusted for the impact of changes in the valuation allowance against deferred tax assets. The effective tax rate of TopBuild could be different (either higher or lower) depending on activities subsequent to the Separation. The impact of pro forma adjustments on long-term deferred tax assets and liabilities was offset against existing long-term deferred tax assets and liabilities reflected in our historical combined balance sheet based on jurisdiction.

(C)
The number of TopBuild common shares used to compute basic earnings per share is based on: (a) the number of TopBuild common shares assumed to be outstanding on the distribution date based on the distribution described in Note (I) below and (b) the assumption that the Separation occurred as of January 1, 2014 and that all shares will remain outstanding during the applicable period.

(D)
The number of shares used to compute diluted earnings per share is based on the number of common shares of TopBuild as described in Note (C) above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards. This calculation may not be indicative of the dilutive effect that will actually result from TopBuild stock-based awards issued in connection with the adjustment of outstanding Masco stock-based awards or the grant of new stock-based awards. The number of dilutive common shares underlying TopBuild stock-based awards issued in connection with the adjustment of outstanding Masco stock-based awards will not be determined until the distribution date or shortly thereafter. As of March 31, 2015, the number of shares used to compute diluted earnings per share excludes the impact of outstanding stock options and awards due to their antidilutive effect.

(E)
Reflects a $[    •    ] million cash distribution to Masco prior to the Separation based on the assumed net proceeds of the debt described in Note (G) below. The amount of cash proceeds received from debt incurred prior to the Separation, and thus the amount of cash distributed to Masco, will depend on market conditions at the time we incur the debt, which is not certain at this time.

(F)
Accounts receivable due from related parties includes $[    •    ] million of trade related party receivables. These receivables may be adjusted to reflect the Separation and Distribution Agreement between the parties that will be effective as of the completion of the Separation.

(G)
Reflects the anticipated incurrence of $[    •    ] million of debt, net of estimated debt issuance costs of $[    •    ]. We expect the debt to be comprised of long-term debt and other financing arrangements.

(H)
Reflects the pro forma recapitalization of our equity. As of the distribution date, Masco's net investment in our business will be exchanged to reflect the distribution of our common shares to Masco shareholders. Masco shareholders will receive common shares based on an expected distribution ratio of [    •    ] TopBuild common shares for every one Masco common share.

(I)
Reflects the issuance by us of an assumed [    •    ] shares of our common stock, par value of $0.01 per share, to be distributed to holders of record of Masco common stock in connection with the

  Separation and the elimination of Parent Company investment and adjustments to capital in excess of par value to reflect the following:

Elimination of Parent Company investment and adjustment to capital in excess of par value:
Reclassification of Parent Company investment	$

Total Parent Company investment
TopBuild common shares issued

Total capital in excess of par value	$

 SELECTED HISTORICAL COMBINED FINANCIAL DATA

        The following table sets forth selected historical combined financial data that should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and notes thereto included in this Information Statement. The combined statements of operations data for the three months ended March 31, 2015 and 2014 and the combined balance sheet data as of March 31, 2015 are derived from our unaudited condensed combined financial statements included in this Information Statement. The combined balance sheet data as of March 31, 2014 are derived from our unaudited condensed combined balance sheet as of March 31, 2014 not included in this Information Statement. The combined statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the combined balance sheet data as of December 31, 2014 and 2013 are derived from our audited combined financial statements included in this Information Statement. The combined statements of operations data for the years ended December 31, 2011 and 2010 and the combined balance sheet data as of December 31, 2012, 2011 and 2010 are derived from our unaudited combined financial statements not included in this Information Statement. The selected historical combined financial data in this section is not intended to replace our historical combined financial statements and the related notes thereto. Our historical results are not necessarily indicative of future results and our interim results are not necessarily indicative of results that will be acheived for the full year.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	In thousands
Net sales(1)	$358,460	$333,580	$1,512,080	$1,411,530	$1,207,890	$1,076,560	$1,042,830
Operating profit (loss)(1)(2)(3)	$(1,150)	$(7,870)	$40,720	$24,110	$(115,930)	$(98,160)	$(815,360)
Income (loss) from continuing operations(1)(2)(3)	$(3,800)	$(8,090)	$10,500	$(11,540)	$(154,380)	$(137,900)	$(736,050)
At period end
Total assets	$1,469,680	$1,460,800	$1,476,430	$1,466,950	$1,450,660	$1,451,290	$1,537,450
Equity	$973,260	$1,032,370	$952,290	$1,002,690	$1,026,770	$1,103,650	$1,234,660

(1)
Amounts exclude discontinued operations.

(2)
The year 2012 includes pre-tax litigation settlement charges of $76 million, primarily related to the Columbus Drywall litigation.

(3)
The year 2010 includes non-cash impairment charges for goodwill aggregating $586 million after tax ($697 million pre-tax) in the Installation segment.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The financial and business analysis below provides information which we believe is relevant to an assessment and understanding of our combined financial position, results of operations and cash flows. This financial and business analysis should be read in conjunction with the combined financial statements and related notes.

        The following discussion and certain other sections of this Information Statement contain statements reflecting our views about our future performance. Forward-looking statements can be identified by words such as "anticipate," "intend," "plan," "believe," "estimate," "expect," "assume," "seek," "appear," "may," "should," "will," "forecast" and similar references to future periods. These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in such forward-looking statements. We caution you against relying on any of these forward-looking statements. In addition to the various factors included in "—Overview," "—Critical Accounting Policies and Estimates" and "—Material Trends in Our Business" sections, our future performance may be affected by our reliance on residential new construction, residential repair/remodel and commercial construction, our reliance on third-party suppliers and manufacturers, our ability to attract, develop and retain talented personnel and our sales and labor force, our ability to maintain consistent practices across our locations, our ability to maintain our competitive position, and our ability to realize the expected benefits of the Separation. These and other factors are discussed in detail under the caption "Risk Factors" of this Information Statement. Any forward-looking statement made by us speaks only as of the date on which it was made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Unless required by law, we undertake no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise.

Overview

        We are the leading installer and distributor of insulation products to the United States construction industry, based on revenue. We provide insulation installation services nationwide through our Contractor Services business, which has over 190 installation branches located in 43 states. We distribute insulation nationwide through our Service Partners business from our 72 distribution centers located in 35 states. Our installation and distribution business segments represented 64% and 36%, respectively, of our net sales of $1.5 billion for the year ended December 31, 2014. Our installation and distribution segments serve three lines of business: residential new construction, residential repair/remodel and commercial construction. In addition to insulation products, we also install or distribute other building products, including rain gutters, garage doors, fireplaces, shower enclosures, closet shelving and roofing. Further, we are a leader in building science through, among other things, our Environments For Living® program and our residential home energy rating services.

        Our businesses comprise the Masco Corporation Installation and Other Services segment. On September 30, 2014, Masco announced strategic initiatives designed to drive shareholder value, including the Separation of our businesses through a tax-free distribution of our stock to Masco's stockholders. The Separation is expected to be completed in the second half of 2015. For more information, see "The Separation" included elsewhere in this Information Statement. We were incorporated in Delaware in February 2015 as Masco SpinCo Corp. We changed our name to TopBuild Corp. on March 20, 2015. Our Installation Services business, previously known as Masco Contractor Services, has been renamed TruTeam Contractor Services. Our Distribution Services business will still continue to operate under the Service Partners name.

        Our results include allocations of general corporate expenses that were incurred by Masco for functions such as corporate human resources, finance and legal, including salaries, benefits and other related costs. The costs allocated to us for these functions totaled $7.9 million, $5.3 million, $22.0 million, $22.1 million and $20.9 million for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively and are included in selling, general and administrative expenses. These expenses have been allocated to TopBuild based on revenues. In addition to the general corporate expenses, Masco incurs actual expenses on behalf of our business that are allocated to us based on direct usage or benefit. These expenses were allocated to our segments based on sales, have been included in segment operating profit (loss) and were $4.4 million, $4.8 million, $17.8 million, $16.0 million and $20.7 million for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively. These costs are included in selling, general and administrative expenses. These allocated costs may not reflect the actual expenses that we would have incurred had we operated as a stand-alone company. The actual costs we would have incurred had we operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

        All of our net sales have historically been generated in the United States.

  2014 Results

        In 2014, our results were positively affected by increased sales volume of residential new construction and commercial construction activity and increased selling prices. Our sales volume increased across our businesses; our Installation segment contributed sales volume increases of two percent and our Distribution segment contributed sales volume increases of three percent, to our total sales increase, compared to 2013. Selling price increases, primarily in our Installation segment, increased our sales by three percent compared to 2013. Our operating results were positively affected by increased sales volume and a more favorable relationship between selling prices and commodity costs. We also benefitted from our past business rationalizations and other cost savings initiatives, including headcount reductions and a significant ERP system implementation.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We regularly review our estimates and assumptions, which are based upon historical experience, as well as current economic conditions and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions.

        We believe that the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our combined financial statements.

  Revenue Recognition and Receivables

        We recognize revenue as title to products and risk of loss transfers to customers for our Distribution segment. We recognize revenue for our Installation segment on the percentage of completion method of accounting based on the amount of material installed and associated labor costs at our customers' locations compared to the total expected cost for the contract. The amount of revenue recognized for our Installation segment which had not been billed as of December 31, 2014 and 2013 was $23.6 million and $24.2 million respectively. We record estimated reductions to revenue for customer programs and incentive offerings, including special pricing and other volume-based incentives. We maintain allowances for doubtful accounts receivable for estimated losses resulting from the inability of customers to make required payments. In addition, we monitor our customer receivable balances and the credit worthiness of our customers on an on-going basis. During downturns in our markets, declines in the financial condition and creditworthiness of customers impact the credit risk of the receivables involved and we have incurred bad debt expense related to customer defaults.

  Goodwill and Other Intangible Assets

        We record the excess of purchase cost over the fair value of net tangible assets of acquired companies as goodwill or other identifiable intangible assets. In the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, we complete the impairment testing of goodwill utilizing a discounted cash flow method. We selected this methodology because we believe that it is comparable to what would be used by other market participants. We have defined our reporting units and completed the impairment testing of goodwill at the operating segment level, as defined by accounting guidance. Our operating segments are reporting units that engage in business activities for which discrete financial information, including five-year forecasts, is available.

        Determining market values using a discounted cash flow method requires us to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends, consultations with external valuation specialists and other information. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, changes to estimates and assumptions could result in different outcomes. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures, and generally a one to three percent long-term assumed annual growth rate of cash flows for periods after the five-year forecast. We generally develop these forecasts based upon, among other things, recent sales data for existing products, and estimated U.S. housing starts. In 2014, we utilized estimated U.S. housing starts, from independent industry sources, growing from current levels to 1.45 million units in 2019 (terminal growth year) and operating profit margins improving to approximate historical levels for those reporting units by 2019 (terminal growth year).

        If the carrying amount of a reporting unit exceeds its fair value, we measure the possible goodwill impairment based upon an allocation of the estimate of fair value of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including any previously unrecognized intangible assets (Step Two Analysis). The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit's recorded goodwill exceeds the implied fair value of goodwill.

        In 2014 and 2013, we did not recognize any impairment charges for goodwill. As of December 31, 2014, net goodwill reflected $762.0 million of accumulated impairment losses, relating primarily to impairment charges taken in 2008-2010 following the substantial decrease in U.S. housing starts after the financial crisis of 2007-2008.

        A ten percent decrease in the estimated fair value of our reporting units at December 31, 2014 would not have resulted in any additional analysis of goodwill impairment for any additional reporting unit.

        Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. We evaluate the remaining useful lives of amortizable identifiable intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization.

  Income Taxes

        We applied a method that allocated current and deferred taxes to the members of TopBuild, as if it were a separate taxpayer.

        The accounting guidance for income taxes requires that the future realization of deferred tax assets depends on the existence of sufficient taxable income in future periods. Possible sources of taxable income include taxable income in carryback periods, the future reversal of existing taxable temporary differences recorded as a deferred tax liability, tax-planning strategies that generate future income or gains in excess of anticipated losses in the carry-forward period and projected future taxable income.

        If, based upon all available evidence, both positive and negative, it is more likely than not (more than 50 percent likely) such deferred tax assets will not be realized, a valuation allowance is recorded. Significant weight is given to positive and negative evidence that is objectively verifiable. A company's three-year cumulative loss position is significant negative evidence in considering whether deferred tax assets are realizable and the accounting guidance restricts the amount of reliance we can place on projected taxable income to support the recovery of the deferred tax assets.

        We have recorded a valuation allowance against our U.S. Federal and certain state deferred tax assets as a non-cash charge to income tax expense. In reaching this conclusion, we considered the significant decline in the residential new construction market, high level of foreclosure activity and the slower than anticipated recovery in the U.S. housing market which led to U.S. operating losses, causing us to be in a three-year cumulative U.S. loss position.

        During 2010, 2011 and 2012, objective and verifiable negative evidence, such as continued U.S. operating losses and significant impairment charges for U.S. goodwill in 2010, continued to outweigh positive evidence necessary to reduce the valuation allowance. As a result, we recorded increases in the valuation allowance against our U.S. Federal deferred tax assets as a non-cash charge to income tax expense in 2010, 2011 and 2012.

        Although the recent strengthening in residential new construction activity has resulted in profitability in our U.S. operations in 2013 and 2014, we continue to record a full valuation allowance against the U.S. Federal and certain state deferred tax assets as we remained in a three-year cumulative loss position throughout 2013 and 2014.

        Should we determine that we would not be able to realize our remaining deferred tax assets in the future, an adjustment to the valuation allowance would be recorded in the period such determination is made. The need to maintain a valuation allowance against deferred tax assets may cause greater volatility in our effective tax rate.

        It is reasonably possible that the continued improvements in our U.S. operations could result in the objective positive evidence necessary to warrant the reversal of all or a portion of the valuation allowance by the end of 2015. Until such time, the profits from our U.S. operations will be offset by the net operating loss carryforward.

        We file our income tax returns as a member of the Masco consolidated group for federal and certain state jurisdictions. As a result, certain tax attributes, primarily the net operating loss carryforward, are treated as an asset of the Masco group and may be utilized by the Masco group through the end of December 31, 2015, Masco's tax year end. It is anticipated a significant portion and possibly all of our U.S. Federal net operating loss carryforward will be utilized by the Masco consolidated group.

        The current accounting guidance allows the recognition of only those income tax positions that have a greater than 50 percent likelihood of being sustained upon examination by the taxing authorities. We believe that there is an increased potential for volatility in our effective tax rate because this threshold allows changes in the income tax environment and the inherent complexities of income tax law in a substantial number of jurisdictions to affect the computation of the liability for uncertain tax positions to a greater extent.

        While we believe we have adequately assessed for our uncertain tax positions, amounts asserted by taxing authorities could vary from our assessment of uncertain tax positions. Accordingly, provisions for tax-related matters, including interest and penalties, could be recorded in income tax expense in the period revised assessments are made.

  Litigation

        We are subject to lawsuits and pending or asserted claims in the ordinary course of our business. Liabilities and costs associated with these matters require estimates and judgments based upon our professional knowledge and experience and that of our legal counsel. When estimates of our exposure for lawsuits and pending or asserted claims meet the criteria for recognition under accounting guidance, amounts are recorded as charges to earnings. The ultimate resolution of these exposures may differ due to subsequent developments.

Liquidity and Capital Resources

        Historically, we have largely funded our growth through cash provided by our operations, combined with support from Masco through its operating cash flows, its long-term bank debt and its issuance of securities in the financial markets, including issuances for certain mergers and acquisitions. Cash flows are seasonally stronger in the second and third quarters as a result of increased new construction activity.

        Following the Separation, we expect to have access to liquidity through our cash from operations and available borrowing capacity under our anticipated new revolving credit facility. Undrawn capacity under our revolving credit facility, described below, together with other credit facilities we may enter into from time to time, is expected to provide us additional borrowing capacity for working capital and other general corporate purposes. Substantially concurrent with the Separation, we expect to borrow $200 million under a bank term loan facility, the proceeds of which will be used to finance a $200 million cash dividend to Masco in connection with the Separation.

        We had cash and cash equivalents of approximately $3.6 million at March 31, 2015 and $3.0 million at both December 31, 2014 and 2013. Our cash and cash equivalents consist of overnight interest bearing money market demand and time deposit accounts.

        We occasionally use performance bonds to ensure completion of our work on certain larger customer contracts that can span multiple accounting periods. As of December 31, 2014 and 2013, we had performance bonds outstanding, totaling $14.1 million and $11.9 million, respectively. Performance bonds generally do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. In addition, at December 31, 2014 and 2013, respectively, we had $5.4 million and $5.2 million of other types of bonds outstanding, principally license-related.

  Credit Facility

        In connection with the separation, TopBuild Corp. (for purposes of this description, the "Borrower"), together with its current and future wholly-owned domestic subsidiaries (collectively, for purposes of this description, the "Guarantors") expect to enter into a credit agreement and related collateral and guarantee documentation (collectively, the "Credit Agreement") with PNC Bank, National Association, as administrative agent, and the other lenders and agents party thereto. The Credit Agreement is expected to be executed by the parties thereto prior to the Separation date, with borrowing availability becoming effective substantially concurrently with the Separation. For purposes of this description, the date on which the Separation is completed and the conditions precedent for borrowing are satisfied is referred to as the "Effective Date."

        The terms described below are based on the term sheet provided in connection with the syndication of the credit facilities, and are subject to change. We can provide no assurance that we will enter into the Credit Agreement on these terms, or at all.

        The Credit Agreement is expected to provide for a senior secured term loan facility, which we refer to as the term loan facility, of $200 million and a senior secured revolving credit facility, which we refer to as the revolving facility, which will provide borrowing availability of up to $125 million. Together, the term loan facility and revolving facility are referred to as the credit facility. Up to $100 million of additional borrowing capacity under the credit facility may be extended after the Effective Date at the request of the Borrower in an aggregate amount not to exceed $100 million without the consent of the lenders, subject to certain conditions (including existing or new lenders providing commitments in respect of such additional borrowing capacity). The credit facility is scheduled to mature on the fifth anniversary of the Effective Date.

        The revolving facility is expected to include a $100 million sublimit for the issuance of letters of credit and a $15 million sublimit for swingline loans. Swingline loans and letters of credit issued under the revolving facility reduce availability under the revolving facility.

        On the Effective Date, Borrower expects to incur up to $200 million of indebtedness under the term loan facility, the proceeds of which will be used to finance a cash distribution to Masco in connection with the Separation. Following the Separation, we expect to use the borrowing capacity under the revolving facility from time to time to provide working capital and funds for general corporate purposes.

        Interest payable on the credit facility is based on either:

  •
  the London interbank offered rate ("LIBOR"), adjusted for statutory reserve requirements (the "Adjusted LIBOR Rate"); or

  •
  the Base Rate, which is defined as the highest of (a) the prime rate, (b) the federal funds open rate plus 0.50% and (c) the daily LIBOR rate for a one-month interest period plus 1.0%,

        plus, (A) in the case Adjusted LIBOR Rate borrowings, spreads ranging from 1.00% to 2.00% per annum and (B) in the case of Base Rate borrowings, spreads ranging from 0.00% to 1.00% per annum, depending on, in each of (A) and (B), Borrower's Total Leverage Ratio, defined as the ratio of debt to EBITDA, ranging from less than or equal to 1.00:1.00 to greater than 2.5:1.00. The interest rate period with respect to the Adjusted LIBOR Rate interest rate option can be set at one-, two-, three-, or six-months, and in certain circumstances one-week or 12-months, as selected by the Borrower in accordance with the terms of the Credit Agreement.

        The Borrower expects to be obligated to make payments on the outstanding principal amount of the term loan in equal quarterly principal installments based on annual amortization of (a) for the first year, 5.0%, (b) for the second, third and fourth years, 10% per year and (c) for the fifth year, 15%, with the remaining balance payable on the scheduled maturity date of the term loan.

        Borrowings under the credit facility are prepayable at the Borrower's option without premium or penalty. The Borrower also expects to be required to prepay the term loan with the net cash proceeds of certain asset sales, debt issuances or casualty events, subject to certain exceptions.

        The Credit Agreement is expected to contain certain covenants that limit, among other things, the ability of the Borrower and its subsidiaries to incur additional indebtedness or liens, to make certain investments or loans, to make certain restricted payments, to enter into consolidations, mergers or sales of material assets and other fundamental changes, to transact with affiliates, to enter into agreements restricting the ability of subsidiaries to incur liens or pay dividends, or to make certain accounting changes. In addition, we expect the credit facility will require us to maintain a net leverage ratio (defined as the ratio of debt (less certain cash) to EBITDA that is less than (i) from the date the credit facility is entered into through December 31, 2015, 3.50:1.00 (ii) from March 31, 2016 through September 30, 2016, 3.25:1.00 and (iii) from and after December 31, 2016, 3.00:1.00. In addition, we expect that the credit facility will require us to maintain a minimum fixed charge coverage ratio of 1.10:1.00. We expect that the Credit Agreement will also contain customary events of default.

        All obligations under the Credit Agreement are expected to be guaranteed by the Guarantors, and all obligations under the Credit Agreement, including the guarantees of those obligations, are expected to be secured by substantially all of the assets of the Borrower and the Guarantors, other than real property and certain other assets to be agreed. Masco is not a party to the Credit Agreement and will not guarantee any obligation thereunder.

        The foregoing description of the Credit Agreement is only a summary. We also refer you to the form of the Credit Agreement, which will be filed as an exhibit to the registration statement of which this Information Statement forms a part.

Cash Flows

        Significant sources and (uses) of cash for the three-months ended March 31, 2015 and 2014, respectively, are summarized as follows, in thousands:

	2015	2014
Net cash for operating activities	$(18,640)	$(34,240)
Capital expenditures	(2,300)	(2,380)
Net transfer from Parent Company	21,060	37,280
Other, net	510	870

Cash increase	$630	$1,530

Working capital (receivables, net plus inventories, less accounts payable) as a percentage of sales	8.1%	10.4%

        We are focused on managing our working capital and cash flows. As of March 31, 2015 and 2014, our working capital was 8.1% and 10.4% of net sales, respectively. One of our objectives in managing working capital is to reduce working capital as a percentage of net sales. The reduction in working capital as a percentage of net sales from the three months ended March 31, 2014 to March 31, 2015 was due to increased sales and improved management of accounts receivable and inventory.

        Cash flow for operations was positively impacted by improved operating results which were more than offset by the negative impact of the expected and annually recurring seasonal first quarter decrease in accounts payable compared with December 2014.

        Significant sources and (uses) of cash in the past three years are summarized as follows, in thousands:

	2014	2013	2012
Net cash from (for) operating activities	$71,860	$24,670	$(101,920)
Capital expenditures	(13,140)	(14,010)	(11,280)
Net transfer (to) from Parent Company	(60,650)	(18,120)	112,920
Proceeds from disposition of:
Businesses	—	—	7,360
Property and equipment	1,000	280	1,110
Other, net	880	(540)	(850)

Cash (decrease) increase	$(50)	$(7,720)	$7,340

Working capital (receivables, net plus inventories, less accounts payable) as a % of net sales	6.5%	8.4%

        As of December 31, 2014 and December 31, 2013, our working capital was 6.5% and 8.4% of net sales, respectively. As discussed above, one of our objectives in managing working capital is to reduce working capital as a percentage of net sales. This can be accomplished by a number of factors including timelier collections of accounts receivables or improving payment terms with our suppliers. The reduction in working capital as a percentage of net sales from 2013 to 2014 was the result of increased sales and improved management of accounts receivable and inventory. In addition, accounts payable increased due to improved terms with suppliers and higher material purchased driven by increased customer demand and growth in the Commercial line of business.

        Cash provided by operating activities for the year ended December 31, 2014 increased $47.2 million from the comparable period ended December 31, 2013, primarily attributable to an increase in net earnings of $22.1 million driven by increased sales volume of residential new construction and commercial construction activity. In addition, cash from operations in 2014 benefited from improved working capital of $15.6 million.

        Net cash used for investing activities in 2014 was $11.3 million, and included $13.1 million for capital expenditures. Cash provided by investing activities included primarily $1.0 million of net proceeds from the disposition of property and equipment.

        Cash provided by operating activities for the year ended December 31, 2013 increased $126.6 million from the comparable period ended December 31 2012, primarily attributable to an increase in net earnings of $179.4 million, as the loss in 2012 of $192.1 million was reduced to a loss of $12.7 million in 2013. The 2012 loss included a charge for litigation settlement of $76.0 million and a loss on discontinued operations of $37.7 million. Operating results for 2013 compared to 2012, excluding the 2012 litigation charge, improved by $64.0 million driven by increased sales volume of residential new construction and commercial construction activity partially offset by a decrease in working capital of $16.1 million.

        Net cash used for investing activities in 2013 was $14.3 million, and included $14.0 million for capital expenditures.

        Net cash used for operations in 2012 was $101.9 million consisted primarily of net loss adjusted for non-cash and certain other items, including depreciation and amortization expense of $29.6 million, a $40.5 million net change in deferred taxes and $11.3 million net increase from working capital.

        Net cash used for investing activities in 2012 was $3.7 million, and included $11.3 million for capital expenditures. Cash provided by investing activities included primarily $7.4 million of net proceeds from the disposition of businesses and $1.1 million from the disposition of property and equipment.

        For 2015, capital expenditures, excluding any potential 2015 acquisitions, are expected to be approximately $16.0 million. For 2015, depreciation and amortization expense, excluding any potential 2015 acquisitions, is expected to be approximately $13.5 million. The decrease in expected depreciation and amortization expense for 2015 is due to lower depreciation related to the software system that was fully depreciated in 2014.

        Costs of environmental responsibilities and compliance with existing environmental laws and regulations have not had, nor do we expect them to have, a material effect on our capital expenditures, financial position or results of operations.

Combined Results of Operations

        We report our financial results in accordance with GAAP in the United States. However, we believe that certain non-GAAP performance measures and ratios, used in managing the business, may provide users of this financial information with additional meaningful comparisons between current results and results in prior periods. Non-GAAP performance measures and ratios should be viewed in addition to, and not as an alternative for, our reported results.

        The following table sets forth our net sales and gross and operating profit (loss) and margins, as reported in our condensed combined statement of operations for the three months ended March 31, 2015 and 2014, dollars in thousands:

	Three months ended March 31,
	2015	2014
Net sales	$358,460	$333,580

Gross profit, as reported	$73,820	$65,580

Gross margin, as reported	20.6%	19.7%
Selling, general and administrative expenses, as reported	$74,970	$73,450
Selling, general and administrative expenses, as reported, as a % of net sales	20.9%	22.0%
Operating profit (loss), as reported	$(1,150)	$(7,870)
Spin-off costs	$500	$—

Operating profit (loss), as adjusted	$(650)	$(7,870)

Operating margin, as reported	(0.3)%	(2.4)%
Operating margin, as adjusted	(0.2)%	(2.4)%

First Quarter 2015 Versus First Quarter 2014 Comparison

  Sales and Operations

        Net sales increased seven percent for the three-month period ended March 31, 2015, from the comparable period of 2014. The increase was driven by sales volume growth in both Installation and Distribution segments. Our sales benefited from increased volume in residential new construction and commercial construction activity, increased insulation sales volume driven by changing building code requirements, and increased selling prices.

        Our gross profit margins were 21 percent for the three-month period ended March 31, 2015 compared with 20 percent for the comparable period of 2014. Gross profit margins increased as a result of increased sales volume and the related absorption of fixed costs and a more favorable relationship between selling prices and material costs.

        Selling, general and administrative expenses as a percent of sales were 21 percent for the three-month period ended March 31, 2015, compared with 22 percent for the comparable period of 2014. Reduced selling, general and administrative expense as a percent of sales resulted from increasing sales volume and price.

        Our selling, general and administrative expenses include allocations of Masco general corporate expenses of $7.9 million and $5.3 million for the three-months ended March 31, 2015 and 2014, respectively. Such expenses may not be indicative of our general corporate expense in the future.

        Operating margins, as reported, for the three months-ended were (0.3%) and (2.4%) for the three-months ended March 31, 2015 and 2014, respectively. Operating margins, before general corporate expense were 1.9% and (0.8%) for the three-months ended March 31, 2015 and 2014, respectively. Operating margins were positively affected by a more favorable relationship between selling prices and commodity costs, increased sales volumes and the benefits associated with business rationalizations and other cost savings initiatives.

  Other Income (Expense), Net

        Interest expense was $3.2 million and $3.1 million for the three-months ended March 31, 2015 and 2014, respectively and was allocated by Masco. Such expense may not be indicative of our interest expense in the future.

  Loss from Continuing Operations

        Loss from continuing operations was $(3.8) million and $(8.1) million for the three-months ended March 31, 2015 and 2014, respectively.

        Our effective tax rate was 12 percent for the three months ended March 31, 2015, primarily due to the decrease in the valuation allowance resulting from the partial utilization of our U.S. Federal net operating loss carryforward.

        We file our tax returns as a member of the Masco consolidated group for U.S. Federal and certain state jurisdictions. As a result, certain tax attributes, primarily the net operating loss carryforward, are treated as an asset of the Masco group and may be utilized by the Masco group through the end of December 31, 2015, Masco's tax year end. It is anticipated a significant portion or possibly all of our U.S. Federal net operating loss carryforward will be utilized by the Masco consolidated group.

        Of the $454 million valuation allowance recorded at December 31, 2014, $434 million relates to deferred tax assets on net operating loss carryforwards which may be utilized by the Masco consolidated group, resulting in a corresponding reduction in the valuation allowance.

        It is reasonably possible that the continued improvements in our U.S. operations could result in the objective positive evidence necessary to warrant the reversal of all or a portion of the valuation allowance for U.S. Federal and certain state jurisdictions by the end of 2015. Until such time, the profits from our U.S. operations will be offset by the net operating loss carryforward resulting in a lower effective tax rate.

        The following table sets forth our net sales and gross and operating profit (loss) and margins, as reported in our combined statement of operations for the years ended December 31, 2014, 2013 and 2012, dollars in thousands:

	Year ended December 31,
	2014	2013	2012
Net sales	$1,512,080	$1,411,530	$1,207,890

Gross profit, as reported	$331,670	$302,690	$233,160

Gross margin, as reported	21.9%	21.4%	19.3%
Selling, general and administrative expenses, as reported	$290,950	$278,580	$273,090
Selling, general and administrative expenses, as reported, as a % of net sales	19.2%	19.7%	22.6%
Operating profit (loss), as reported	40,720	24,110	(115,930)
Litigation settlements	—	—	76,000

Operating profit (loss), as adjusted	$40,720	$24,110	$(39,930)

Operating margin, as reported	2.7%	1.7%	(9.6)%
Operating margin, as adjusted	2.7%	1.7%	(3.3)%

2014, 2013 and 2012 Comparison

  Sales and Operations

        Net sales for 2014 increased seven percent or $100.6 million to $1,512.1 million. The increase was driven by sales volume growth in both Installation and Distribution segments. Our sales benefited from increased volume in residential new construction and commercial construction activity, increased insulation sales volume also driven by changing building code requirements, as well as increased selling prices.

        Net sales for 2013 increased 17 percent or $203.6 million. Net sales for 2012 increased 12 percent or $131.3 million. Both years were positively affected by increased sales volume in both Installation and Distribution segments, primarily due to increased residential new construction and commercial construction activity and, to a lesser extent, residential repair and remodel activity. In addition, both years benefited from increased insulation sales volume driven by changing building code requirements, as well as increased selling prices.

        Our gross profit margins were 21.9 percent, 21.4 percent and 19.3 percent for 2014, 2013 and 2012, respectively. Our increases in gross profit margins reflect increased sales volume and the related absorption of fixed costs, a more favorable relationship between selling prices and material costs and the benefits associated with rationalization and cost savings initiatives.

        Selling, general and administrative expenses as a percent of sales were 19.2 percent, 19.7 percent and 22.6 percent for 2014, 2013 and 2012, respectively. Reduced selling, general and administrative expense as a percent of sales is a result of increasing sales volume and price and benefits associated with business rationalizations and other cost savings initiatives.

        Our selling, general and administrative expenses include allocations of Masco general corporate expenses of $22.0 million, $22.1 million and $20.9 million in 2014, 2013 and 2012, respectively. Such expenses may not be indicative of our General Corporate expense in the future.

        Operating margins, as reported, for 2014, 2013 and 2012 were 2.7 percent, 1.7 percent and (9.6) percent, respectively. Operating margins, before general corporate expense and litigation settlements for 2014, 2013 and 2012 were 4.1 percent, 3.3 percent and (1.6) percent, respectively. Improvements in operating margins in 2014, 2013 and 2012 were positively affected by a more favorable relationship between selling prices and commodity costs, increased sales volume and the benefits associated with business rationalizations and other cost savings initiatives.

  Other Income (Expense), Net

        Interest expense was $12.4 million, $13.4 million and $13.9 million in 2014, 2013 and 2012, respectively, and was allocated by Masco. Such expense may not be indicative of our interest expense in the future.

  Income (Loss) from Continuing Operations

        Income (loss) from continuing operations was $10.5 million, $(11.5) million, and $(154.4) million in 2014, 2013 and 2012, respectively. Loss from continuing operations in 2012 includes litigation settlement charges of $76.0 million.

        Our effective tax rate for the income (loss) from continuing operations was 63 percent, 207 percent and 19 percent tax expense in 2014, 2013 and 2012, respectively. Compared to our normalized tax rate of 36 percent, the variance in the effective tax rate in 2014, 2013 and 2012 was due primarily to changes in the U.S. Federal and certain state valuation allowances.

Material Trends in Our Business

        We believe there are several meaningful trends that indicate U.S. housing demand will recover to levels consistent with the historical average of the past 50 years in the long term. These trends include low interest rates relative to historical averages, the aging of housing stock and population growth. We expect these trends to also drive long-term growth in repair/remodel expenditures and commercial construction activity. We believe that our strong financial position, together with our ongoing focus on continuous improvement will allow us to drive long-term growth and create value for our shareholders.

        We normally experience stronger sales during the third and fourth calendar quarters, corresponding with the peak season for residential new construction and residential repair/remodel activity. Sales during the winter weather months are seasonally slower due to the lower construction activity. Historically, the installation of insulation lags housing starts by several months.

First Quarter 2015 Versus First Quarter 2014 Business Segment Results

        The following table sets forth our net sales and operating profit margins by business segment, dollars in thousands:

	Three Months Ended March 31,		Percent (Decrease) Increase
	2015	2014	2015 vs. 2014
Net Sales:
Installation	$233,360	$212,010	10%
Distribution	144,610	138,140	5%
Intercompany eliminations and other adjustments	(19,510)	(16,570)

Total	$358,460	$333,580	7%

	Three Months Ended March 31,
	2015	2014
Operating Profit (Loss) Margins:
Installation	(0.4)%	(3.3)%
Distribution	7.9%	6.3%
Total operating profit (loss) margin, as reported	(0.3)%	(2.4)%

First Quarter 2015 Versus First Quarter 2014 Business Segment Results Discussion

  Installation

  Sales

        Net sales in the Installation segment increased $21.4 million or ten percent for the three month period ended March 31, 2015, compared to the same period of 2014, due to increased sales volume related to a higher level of activity in new home construction, and commercial sales, as well as a more favorable product mix. Net sales also increased two percent due to increased selling prices.

  Operating results

        Operating margins in the Installation segment for the three-month period ended March 31, 2015 were positively impacted by increased sales volume and the related absorption of fixed costs, a more favorable relationship between selling prices and commodity costs and the benefits associated with business rationalization activities and other cost savings initiatives. This segment was negatively affected by weather-related inefficiencies in portions of the United States.

  Distribution

  Sales

        Net sales in the Distribution segment increased $6.5 million or five percent for the three month period ended March 31, 2015, compared to the same period of 2014. Increased sales volume was driven by a higher level of activity in residential new construction and commercial construction, including metal building insulation which increased sales one percent. Our sales also increased in this segment due to increased selling prices.

  Operating results

        Operating profit in the Distribution segment for the three-month period ended March 31, 2015 increased by $2.6 million, primarily due to increased sales volume and a more favorable relationship between selling prices and material costs and the benefits associated with business rationalization activities and other cost saving initiatives. This segment was negatively affected by weather-related inefficiencies in portions of the United States.

2014, 2013 and 2012 Business Segment Results

        The following table sets forth our net sales and operating profit (loss) information by business segment, dollars in thousands.

				Percent Change
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Net Sales:
Installation	$963,350	$904,570	$744,910	6%	21%
Distribution	628,810	578,140	528,330	9%	9%
Intercompany eliminations and other adjustments	(80,080)	(71,180)	(65,350)

Total	$1,512,080	$1,411,530	$1,207,890	7%	17%

	2014	2013	2012
Operating Profit (Loss):(A)
Installation	$23,970	$6,160	$(36,560)
Distribution	52,330	46,410	37,120
Intercompany elimination and other adjustments(B)	(13,630)	(6,390)	(19,580)

Total	$62,670	$46,180	$(19,020)
General corporate expense, net	(21,950)	(22,070)	(20,910)
Charge for litigation settlements	—	—	(76,000)

Total operating profit (loss)	$40,720	$24,110	$(115,930)

	2014	2013	2012
Operating Profit (Loss) Margin:(A)
Installation	2.5%	0.7%	(4.9)%
Distribution	8.3%	8.0%	7.0%
Total	4.1%	3.3%	(1.6)%
Total operating profit (loss) margin, as reported	2.7%	1.7%	(9.6)%

(A)
Before general corporate expense and charge for litigation settlements.

(B)
Intercompany eliminations include the elimination of intercompany profit of $(14.1) million, $(11.2) million and $(10.0) million, in 2014, 2013 and 2012, respectively. Other adjustments of $0.5 million, $4.8 million and $(9.6) million in 2014, 2013 and 2012, respectively, primarily include the difference between the estimated corporate costs from which each segment receives a specific direct benefit and the actual costs incurred for the period, as well as adjustments for insurance reserves managed by Parent Company.

2014, 2013 and 2012 Business Segment Results Discussion

        Changes in operating profit margins in the following Business Segment Results discussion exclude general corporate expense, net and charge for litigation settlements in 2014, 2013 and 2012, as applicable.

  Installation

  Sales

        Net sales in the Installation segment increased $58.8 million or six percent in 2014 from 2013. Such increases were primarily due to increased sales volume, which increased sales by four percent. Increased sales volume is primarily related to a higher level of activity in residential new construction and commercial construction and changing building code requirements. Net sales also increased by three percent due to increased selling prices. Such increases were partially offset by a less favorable product mix, primarily related to an increase in multi-family housing starts versus single-family housing starts.

        Net sales in this segment increased $159.7 million or 21 percent in 2013 compared to 2012. Such increases were primarily due to increased sales volume, which increased sales by 16 percent. Increased sales volumes were primarily driven by a higher level of activity in residential new construction and commercial construction and building code requirements. Net sales also increased five percent due to increased selling prices.

        Net sales in this segment increased $91.6 million or 14 percent in 2012 compared to 2011. Such increases were primarily driven by increased sales volume, related to a higher level of activity in residential new construction, residential repair/remodel and commercial construction.

  Operating Results

        The construction industry, both in residential new home and commercial, is expanding and is subject to inflationary pressures on costs, and the Company is seeing the impact of this growth with increases in the cost of building materials. The Company realized higher material costs, principally insulation, in each of the three years ended December 31, 2014, 2013 and 2012. Insulation is the largest commodity purchased in this segment. The Company has been successful to date in achieving price increases to more than offset the increased commodity costs.

        Operating profit in the Installation segment increased $17.8 million in 2014 primarily due to increased sales volume and a more favorable relationship between selling prices and commodity costs. Such increases were partially offset by a less favorable product mix, due to higher multi-family housing starts, than in prior year.

        Operating profit in this segment increased $42.7 million in 2013 primarily due to increased sales volume and the related absorption of fixed costs, as well as a more favorable relationship between selling prices and commodity costs. Operating profit was also positively affected by cost savings initiatives including process improvements and sourcing savings.

        Operating loss in this segment in 2012 decreased $56.6 million and was positively affected by increased sales volume and the related absorption of fixed costs, as well as a more favorable relationship between selling prices and commodity costs.

  Distribution

  Sales

        Net sales in the Distribution segment increased $50.7 million or nine percent in 2014 compared to 2013. Such increases were primarily due to increased sales volume, which increased sales by eight percent. Increased sales volume was driven by a higher level of activity in residential new construction and commercial construction, including metal building insulation. Our sales also increased in this segment due to increased selling prices.

        Net sales in this segment increased $49.8 million or nine percent in 2013 compared to 2012. Such increases were primarily due to increased sales volume, which increased sales by eight percent. Increased sales volume was driven by higher level of activity in residential new construction and commercial construction, including metal building insulation. Our sales also increased in this segment due to increased selling prices.

        Net sales in this segment increased $39.0 million or eight percent in 2012 compared to 2011. Such increases were primarily due to increased sales volume, which increased sales by eight percent. Increased sales volume was driven by higher level of activity in residential new construction and a more favorable product mix of higher priced fiberglass products. Such increases were partially offset by lower selling prices.

  Operating Results

        Operating profit in the Distribution segment increased by $5.9 million in 2014, primarily due to increased sales volume, partially offset by a less favorable relationship between selling prices and material costs.

        Operating profit in this segment increased $9.3 million in 2013, primarily due to increased sales volume and a more favorable product mix, including increased sales of higher margin insulation products compared to lower margin roofing products. This segment also benefited from a more favorable relationship between selling prices and commodity costs.

        Operating profit in this segment increased $10.3 million in 2012, primarily due to increased sales volume, partially offset by a less favorable relationship between selling prices and commodity costs.

Other Matters

  Commitments and Contingencies

  Litigation

        We are subject to claims, charges, litigation and other proceedings in the ordinary course of our business, including those arising from or related to contractual matters, intellectual property, personal injury, environmental matters, product liability, product recalls, construction defect, insurance coverage, personnel and employment disputes, antitrust issues and other matters, including class actions. We believe we have adequate defenses in these matters and that the likelihood that the outcome of these matters would have a material adverse effect on us is remote. However, there is no assurance that we will prevail in these matters, and we could in the future incur judgments, enter into settlements of claims or revise our expectations regarding the outcome of these matters, which could materially impact our results of operations.

        In July 2012, Masco reached a settlement agreement related to the Columbus Drywall litigation. Masco and its insulation installation companies named in the suit agreed to pay $75 million in return for dismissal with prejudice and full release of all claims. Masco and its insulation installation companies denied that the challenged conduct was unlawful and admitted no wrongdoing as part of the settlement. A settlement was reached to eliminate the considerable expense and uncertainty of this lawsuit. We recorded the settlement expense in the second quarter of 2012 and the amount was paid in the fourth quarter of 2012. In addition, we settled a related case in 2012 for $1 million.

  Other Commitments

        We enter into contracts, which include customary indemnifications that are standard for the industries in which we operate. Such indemnifications include customer claims against builders for issues relating to our products and workmanship. In conjunction with divestitures and other transactions, we occasionally provide customary indemnifications relating to various items including: the enforceability of trademarks; legal and environmental issues; and asset valuations. We evaluate the probability that amounts may be incurred and appropriately record an estimated liability when probable.

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard for revenue recognition, Accounting Standards Codification 606 (ASC 606). The purpose of ASC 606 is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability across industries. ASC 606 is effective for us for annual periods beginning January 1, 2017. We are currently evaluating the impact the adoption of this new standard will have on our combined results of operations.

        In April 2014, the FASB issued Accounting Standards Update 2014-8 (ASU 2014-8), "Reporting of Discontinued Operations and Disclosure of Disposals of Components of an Entity," which changes the criteria for determining which disposals can be presented as discontinued operations and modifies the related disclosure requirements. ASU 2014-8 is effective for us beginning January 1, 2015. We do not expect that the adoption will have a significant impact on our combined financial position or results of operations.

Contractual Obligations

        The following table provides payment obligations related to current contracts at December 31, 2014, in thousands:

	Payments Due by Period
	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Operating leases	$37,010	$35,020	$6,820	$240	$79,090
Purchase commitments(A)	2,000	—	—	—	2,000

Total	$39,010	$35,020	$6,820	$240	$81,090

(A)
Excludes contracts that do not require volume commitments and open or pending purchase orders.

        We expect to enter into a revolving credit facility of $125 million in connection with our Separation from Masco. Additionally, we expect to borrow approximately $200 million under a bank term loan facility to fund the cash distribution we anticipate paying to Masco on the Separation date. The revolving credit and term loan facilities are anticipated to be entered into prior to the Separation date; however, availability and borrowings thereunder will not occur until the Separation date. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Credit Facility" in this Information Statement.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Prior to the Separation, we have participated in Masco's centralized cash management program to support and finance our operations as needed. Prior to the Separation, we have provided cash to Masco based on our operating cash flows generated, and Masco has funded our operations and investing activities as needed. Therefore, prior to the Separation, we have a limited amount of debt and no other financial instruments where we are exposed to interest rate risk.

        We expect to enter into new financing arrangements in connection with the Separation. These financing arrangements are expected to include a bank term loan facility of approximately $200 million and a revolving credit facility of $125 million. The revolving credit and term loan facilities are anticipated to be entered into prior to the Separation date; however, availability and borrowings thereunder will not occur until the Separation date. We expect to incur $200 million of indebtedness under the bank term loan facility to finance a $200 million cash distribution from us to Masco to be paid on the Separation date. We expect to use the additional borrowing capacity under the separate revolving credit facility from time to time for working capital and other general corporate purposes.

        Interest payable on the bank term loan facility is based on a variable interest rate, and we will thus be exposed to market risks related to fluctuations in interest rates on our outstanding indebtedness following the Separation. Assuming a weighted average interest rate of [    •    ]% for our expected indebtedness under the bank term loan facility at the Separation date, a 10% change in the interest rates would result in a $[    •    ] increase/decrease in our annualized interest expense.

 BUSINESS

Overview

        We are the leading installer and distributor of insulation products to the United States construction industry, based on revenue. We provide insulation installation services nationwide through our TruTeam Contractor Services business, which has over 190 installation branches located in 43 states. We distribute insulation nationwide through our Service Partners business from our 72 distribution centers located in 35 states. Our installation and distribution business segments represented 64% and 36%, respectively, of our net sales of $1.5 billion for the year ended December 31, 2014 and 65% and 35%, respectively, of our net sales of $358 million for the three months ended March 31, 2015. Our installation and distribution segments serve three lines of business: residential new construction, residential repair/remodel and commercial construction. In addition to insulation products, we also install or distribute other building products, including rain gutters, garage doors, fireplaces, shower enclosures, closet shelving and roofing. Further, we are a leader in building science through, among other things, our Environments For Living® program and our residential home energy rating services.

2014 Net Sales by Line of Business

        We believe we are well positioned to organically grow our businesses. Our national scale enables us to drive supply chain efficiencies and provide the tools necessary for our branches and distribution centers to effectively compete locally. Given the highly fragmented homebuilding industry, our leadership position in installation, distribution and building science services allows us to tailor our approach to each local market, which differs in characteristics such as customer mix, competitive activity, building codes and labor availability. Moreover, serving three lines of business provides additional revenue growth potential with which to leverage our fixed cost and reduces our exposure to the cyclical swings in residential new construction.

        Our businesses comprise the Masco Corporation Installation and Other Services segment. On September 30, 2014, Masco announced strategic initiatives designed to drive shareholder value, including the Separation of our businesses through a tax-free distribution of our stock to Masco's stockholders. The Separation is expected to be completed in the second quarter of 2015. For more information, see "The Separation" included elsewhere in this Information Statement. We were incorporated in Delaware in February 2015 as Masco SpinCo Corp. We changed our name to TopBuild Corp. on March 20, 2015. Our headquarters will be located at 260 Jimmy Ann Drive, Daytona Beach, Florida 32114, and our general telephone number is (386) 304-2200. Our Internet website is www.TopBuild.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Information Statement. We have applied to list our common stock on the NYSE under the symbol "BLD."

        Our Installation Services business, previously known as Masco Contractor Services, has been renamed TruTeam Contractor Services. Our Distribution Services business will still continue to operate under the Service Partners name.

Industry Background

        The insulation installation and distribution market, as well as the markets for our other products and services, is driven primarily by residential new construction, residential repair/remodel and commercial construction activity throughout the United States. A number of local and national factors influence activity in each of these lines of business, including demographic trends, interest rates, employment levels, business investment, supply and demand for housing stock, availability of credit, foreclosure rates, consumer confidence and general economic conditions.

        The U.S. housing market has grown from approximately 587,000 housing starts in 2010 to 1.01 million starts in 2014, according to the U.S. Census Bureau. The U.S. housing market peaked in 2006, but was substantially affected by the financial crisis of 2007-08, with housing starts reaching a low of approximately 554,000 in 2009. Even after five years of growth, housing starts remain below the 50-year historical average of approximately 1.5 million per year. According to industry forecasts, however, residential new construction starts are estimated to grow to 1.5 million in 2020, representing a compound annual growth rate of 6.8% from 2014 through 2019. A third-party study we commissioned in mid-2014 estimates that our Contractor Services segment has an approximate 25% share of residential new construction insulation installations. Based on this study, we estimate that residential new home construction insulation installations present an approximately $3.9 billion opportunity in 2015.

        The U.S. housing market, and particularly residential new construction, is fragmented. Over 50,000 home builders participated in the market in 2012. The top 20 national builders represented approximately 15% of housing starts in 2014 and regional builders represented approximately 34%. In addition to local relationships, we believe that these builders also prefer to partner with installers who offer scale and broad geographic presence, which provide the builder consistent, high-quality installation services across all building sites. The remainder of residential new construction is served by approximately 50,000 small custom builders. The typical smaller builder constructs fewer than ten homes per year and operates in one local geographic area. We believe that these smaller builders place a premium on local relationships in the selection of installers.

        According to industry sources, commercial construction in the United States is estimated to rise 9% to $612 billion in 2015, and grow at a compound annual growth rate of 14.4% from 2014 to 2017. Based on a third-party study we commissioned in 2013, we believe that we have an approximately $4.5 billion annual opportunity in commercial construction. We believe commercial construction is highly fragmented, with over half of the approximately 42,000 general contractors with fewer than five employees and only 15% with more than twenty employees and none having branches across the country.

        According to industry forecasts, U.S. sales of home maintenance, repair and improvement products are expected to grow at a rate of approximately 5% in 2014 and approximately 6% in 2015. The size of the insulation installation component of overall residential repair/remodel activity is difficult to estimate. Based on a third-party study we commissioned in 2013, however, we believe insulation installations presented an approximately $1.3 billion opportunity in 2013, which we anticipate would grow at a rate commensurate with the overall growth in the U.S. economy. Residential repair/remodel is highly fragmented, with four big box retailers accounting for an aggregate of less than approximately 5% of sales, well over 150,000 contractors accounting for approximately 35%, approximately 1,000 weatherization specialists accounting for approximately 5% and do-it-yourself homeowner installations accounting for the remaining approximately 55%.

Competitive Advantages

        We believe that our competitive strengths include the following:

        National scale.    Our Contractor Services business has a network of over 190 installation branches located in 43 states and our Service Partners business has 72 distribution centers located in 35 states. With these two national footprints, we provide products and services to each major construction line of business in the United States. Our national scale, together with our centralized TopBuild executive management team, allows us to compete locally by:

  •
  providing national and regional builders with broad geographic reach, while maintaining consistent policies and practices that enable reliable, high-quality products and services across many geographies and building sites;

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  establishing strong ties to major manufacturers of insulation and other building products that help ensure we are buying competitively, have availability of supply to our local branches and distribution centers and are driving efficiencies throughout our supply chain;

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  providing consistent, customized support and geographic coverage to our customers;

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  maintaining an operating capacity that allows us to ramp-up rapidly, without major incremental investment, to target forecasted growth in housing starts and construction activity in each of our lines of business anywhere in the United States; and

  •
  leveraging investments in systems and processes and sharing best practices across both our installation and distribution businesses.

        Two avenues to reach the builder.    We believe that having both an installation and distribution business provides a number of advantages to reaching our customers and driving share gains. Our Contractor Services customer base includes builders of all sizes. Our branches go to market with the local brands that small builders recognize and value, and our national footprint is appealing to the large builders who value consistency across a broad geography. Our Service Partners distribution business focuses on selling to small contractors who are particularly adept at cultivating the local relationships with small custom builders. Being a leader in both installation and distribution allows us to more effectively reach a broader set of builder customers, regardless of their size or geographic location within the United States, and leverage housing growth wherever it occurs.

        Diversified lines of business.    In response to the housing downturn, we enhanced our ability to serve the residential repair/remodel and commercial construction lines of business, which comprised approximately 18% and 16%, respectively, of our net sales for the year ended December 31, 2014. Although the residential repair/remodel and commercial construction lines of business are affected by many of the same macroeconomic and local economic factors that drive residential new construction, residential repair/remodel and commercial construction have historically followed different cycles than residential new construction. We have thus positioned our business to benefit from a greater mix of residential repair/remodel activity and commercial construction activity than we have historically, which helps reduce volatility because we are less dependent on residential new construction, and also enables us to better respond to changes in customer demand.

        Expertise in building science.    In addition to our core product and service expertise, we are a leader in building science. Through our Home Services subsidiary and our Environments For Living® program, we offer a number of services and tools designed to assist builders in applying the principles of building science to new home construction, including pre-construction plan reviews that use industry-standard home-energy analysis software, various inspection services and diagnostic testing utilizing industry-standard authentication tools. We help our builder customers build high-performance homes that are more energy-efficient and comfortable than conventional, code-built homes. Our Home Services subsidiary is, we believe, one of the largest Home Energy Rating System Index (HERS Index) raters in the U.S. and was honored by the Environmental Protection Agency and Department of Energy as an ENERGY STAR Partner of the Year for 2014. In a time of heightened focus on energy efficiency and trends in the adoption of more stringent and complex building codes by states and municipalities, we believe our expertise in building science facilitates relationships with our builder customers and helps them offer more energy-efficient homes to their customers, which we believe will help us drive share gains.

        Strong local presence.    Competition for the installation and sale of insulation and other building products to builders occurs in localized geographic markets throughout the country. Builders in each local market have different options in terms of choosing among insulation installers and distributors for their projects, and value local relationships, quality and timeliness. Our over 190 Contractor Services branches are locally branded businesses that are recognized within the communities in which they operate. Our 72 Service Partners distribution centers service primarily local contractors, lumberyards, retail stores and others who, in turn, service local homebuilders and other customers. Our branch- and distribution center-based operating model, in which individual branches and distribution centers maintain local customer relationships, enables us to develop local, long-tenured relationships with these customers, build local reputations for quality, service and timeliness, and provide specialized products and personalized services tailored to a geographic region. At the same time, our local operations benefit from centralized functions such as information technology, credit and purchasing, and the resources and scale efficiencies of an installation and distribution business that has a presence across the United States.

        Reduced exposure to residential housing cyclicality.    During industry downturns, many insulation contractors who buy directly from manufacturers during industry peaks return to purchasing through distributors for small, "Less Than Truckload" ("LTL") shipments, reduced warehousing needs, and access to purchases on credit. This drives incremental customers to Service Partners during these points in the business cycle. As a result, our leadership position in both installation and distribution helps to reduce exposure to cyclical swings in our lines of business.

        Strong management team.    Our executive management team has extensive experience serving the U.S. construction and building products markets. The average tenure of our executive management team nears 20 years with us or our predecessor companies.

        Strong cash flow, low capital investment and favorable working capital to fund organic growth.    Over the last several years, we have reduced fixed costs. As a result, we can achieve profitability at lower levels of demand as compared to historical periods. Cash flows from (used by) operating activities have grown from $(101.9) million in 2012 to $24.7 million in 2013 to $71.9 million in 2014. In addition, we anticipate that our future organic growth will require capital investment of less than 1% of sales, and we do not expect post-Separation working capital requirements to grow significantly. Accordingly, we believe we are well positioned to self-fund future organic growth.

Our Strategy

        Our long-term strategy is to grow net sales, earnings, and operating cash flows and remain the leading insulation installer and distributor by revenue by leveraging our competitive strengths and pursuing the following strategies:

        Capitalize on the U.S. housing market recovery through focus on organic growth.    We intend to utilize our scale in both installation and distribution and the diversification of our lines of business to capitalize on the expected continuing recovery in the construction market. We plan to continue to grow our business organically by investing in our infrastructure and existing labor force and by adding talented new members to our labor force, particularly installers. We will focus on expanding our customer base and attracting new customers through our strong local brands, sales force, reputation and national scale. We also intend to deploy our resources to penetrate underrepresented territories where we have the opportunity to increase our market share. When appropriate, we may supplement our organic growth by considering strategic opportunistic acquisitions. We believe that our capital structure positions us to acquire businesses we find attractive.

        Gain share in commercial construction.    In response to the housing downturn, we expanded our ability to serve the commercial construction line of business. We intend to focus on growing our commercial construction line of business by building out our commercial operations and sales capacity in a majority of our locations and building our expertise and reputation for quality service for both light and heavy commercial construction projects. We are also developing relationships with commercial general contractors, focusing initially on several of our branches located in larger metropolitan areas which specialize in commercial construction.

        Continue to leverage our expertise in building science to benefit from the increasing focus on energy efficiency and trends in building codes.    For the past several years, residential energy efficiency interest from consumers has increased both because of concerns for the environment and volatility in energy costs. In addition, new building codes have established higher energy efficiency requirements on new construction. We plan to continue our focus on developing practices that increase residential and commercial energy efficiency and leverage our expertise and reputation as a leader in building science to benefit each of our lines of business. Our Home Services subsidiary is, we believe, one of the largest Home Energy Rating System Index (HERS Index) raters in the United States and was honored by the Environmental Protection Agency and Department of Energy as an ENERGY STAR Partner of the Year for 2014.

Insulation Products

        Insulation installation and insulation distribution comprised approximately 71% and 70% of our net sales for the fiscal years ended December 31, 2014 and 2013, respectively. According to the Department of Energy, heating and cooling account for 50% to 70% of the energy used in the average American home. Inadequate insulation and air leakage are leading causes of energy waste in most homes. The amount of insulation in a new home is also regulated by various building and energy codes, which establish minimum thermal and air sealing performance requirements and require insulation to be installed in multiple areas of a structure (e.g., basement, walls, attic). In addition to conserving energy and complying with building codes, a good insulation system improves the comfort level of a home by reducing drafts and helping to contribute to consistent temperature throughout a home and in any weather. Interior wall insulation can also absorb sounds, reducing unwanted noise from dishwashers, media centers and other types of noise. Finally, most local jurisdictions require an inspection following the installation of insulation before proceeding with drywall, so timely and high quality insulation installations are valuable to our customers.

        We install and distribute a wide variety of insulation materials supplied by leading manufacturers for various applications, including:

  •
  Fiberglass batts and rolls: a type of fiberglass insulation which is normally referred to as blanket insulation. Blanket insulation is typically used for insulating walls, floors and ceilings in residential and commercial buildings.

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  Blown-in loose fill fiberglass: a type of fiberglass insulation that is packed into bags and blown into enclosed structures, typically for open attic applications, or enclosed sidewall or floor cavities (our branded BIBS® system), using specialized equipment.

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  Blown-in loose fill cellulose: a loose fill product that is manufactured from recycled wood products, principally newspaper, for use in various blown-in applications such as attics and wall cavities. This product is chemically treated to make it fungi-resistant and fire-retardant.

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  Polyurethane spray foam: a spray foam insulation, made from polyurethane, which is an alternative to traditional building insulation such as fiberglass. The foam is applied at the job site using specialized equipment and sprayed under roof decks or into wall cavities, or through holes drilled into a cavity of a finished wall.

        We also distribute a variety of other insulation products for residential and commercial applications, including mineral wool, board products (polyisocyanurate, extruded and expanded), cotton batts and radiant barriers, and we are a leading nationwide supplier of insulation accessories, including caulks, foams, sealants, fasteners, supports, masks and safety equipment. We believe our ability to combine deliveries of complementary accessory items, along with a complete line of insulation products, provides an attractive value-added service to our distribution customers.

Other Installed and Distributed Products

        In addition to being a leader in installing and distributing insulation, many of our branch and distribution locations also install or distribute other residential building products, including rain gutters, garage doors, fireplaces, shower enclosures, closet shelving and roofing. These other installed or distributed products comprised approximately 29% and 30% of our net sales for the fiscal years ended December 31, 2014 and 2013, respectively, with rain gutter installation and distribution having comprised 7% of net sales in each of such fiscal years. We install these other building products for homeowners as well as commercial and residential builders, remodelers and property managers. We generally distribute these other building products to contractors who utilize them in their building projects.

Operations

        Installation.    We provide installation services nationwide through our Contractor Services business and our over 190 branches located in 43 states. We handle every stage of the installation process, including material procurement, project scheduling and logistics, multi-phase professional installation and installation quality assurance. Our branch locations across the United States are each characterized by our hiring standards and highly trained workforce, our centralized back-office systems and sharing of national best practices. We believe these characteristics give each branch a competitive advantage in the local geographic area in which it competes.

        For each category of installed products, we offer professional installation services covering a variety of product options from the nation's leading manufacturers. In each case, prior to installation, our sales representatives assess the specific needs and circumstances of the project before making recommendations regarding materials and installation techniques to suit the particular situation.

        Across our branch locations, we employ over 4,800 professionally trained installers who have passed our stringent employment requirements. Our installers receive ongoing training and development to generate best-in-class work quality to manufacturers' guidelines and local building codes while performing their work safely. Recruiting and human resource professionals aid our branch managers in attracting, hiring and retaining installers, and we are able to share best practices across our locations.

        Distribution.    Service Partners distributes insulation and other building products nationwide through our 72 distribution centers located in 35 states. Our distribution business employs approximately 780 employees.

        We utilize a variety of shipping methods for both inbound and outbound logistics, including company trucks, common carrier, LTL carrier and small parcel freight, based on the product and quantities being shipped and customer delivery requirements.

Sales and Marketing

        We have a team of over 550 sales representatives in our Contractor Services business and over 100 sales representatives in our Service Partners business. Our sales force at each of our individual locations is experienced and focuses on its local market. Our sales and marketing efforts emphasize building and maintaining strong customer relationships, delivering exceptional customer service and superior installation quality and offering a broad array of building products and installation services at competitive prices. Each individual business, both installation and distribution, capitalize on cross-selling opportunities from existing customer relationships.

Safety

        We are dedicated to the safety of our employees and work environment, and safety is a core value of our culture and a priority for our organization. Our safety program is driven by our organizational belief that "Safety is a Lifestyle," at work and at home.

        Our commitment to safety is supported and communicated regularly from management down through each employee level. We believe this commitment gives us a competitive advantage in recruiting and retaining employees and obtaining and maintaining customers, and it serves to mitigate risks by recognizing and reducing business site hazards and waste.

        Since 2013, we have realized substantial improvements in our OSHA Incidence Rate, Lost Work Case Rate and Lost Day Case Rate. This has also resulted in significant financial savings for the company.

        The cornerstones of our safety program are:

  •
  Training.  Our employees receive training and must demonstrate the skills necessary to work safely and productively, before being assigned to a jobsite or beginning work at a distribution facility.

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  Engagement.  We ensure that all employees understand our safety program as well as their role in the program. Employees are rewarded for safe work behavior and control of safety hazards and are held accountable for unsafe behavior.

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  Safety Awareness.  We have frequent safety meetings, conduct weekly safety communications and mail safety awareness newsletters to employees' homes.

  •
  Continuous Improvement.  Our safety system is designed to mitigate risk through immediate engagement of injured employees, their families, insurance representatives and medical providers with the goal of ensuring excellent employee care that leads to better employee outcomes and reduced financial exposure.

Customers

        We have a diversified portfolio of customers for our installation business that includes the largest home builders in the U.S. as well as custom builders, multi-family builders, commercial general contractors, remodelers and individual homeowners. Our distribution business customer base consists of thousands of insulation contractors of all sizes, gutter contractors, weatherization contractors, other contractors, dealers, metal building erectors and modular home builders. Our top 10 customers accounted for approximately 7.7% of total sales in 2013 and 10.1% in 2014. For the three months ended March 31, 2015 and 2014, and for the years ended December 31, 2014, 2013 and 2012, we did not have any customers that accounted for 10% or more of our total revenues. In addition, as of March 31, 2015 and December 31, 2014 and 2013, we did not have any customers that accounted for 10% or more of our total accounts receivable.

Suppliers

        We have a large network of suppliers, including the four primary U.S.-based residential fiberglass insulation manufacturers, Owens Corning, Knauf, CertainTeed and Johns Manville. We believe that we have good relationships with our suppliers.

Competitors

        The market for the installation and distribution of insulation and other building products is highly competitive in each of the local markets in which we compete. In addition to price, we believe that competition in our industry is based largely on customer service and the quality and timeliness of installation services and distribution product deliveries in each local market. Our installation competitors include national contractors, regional contractors and local contractors, and we face many or all of these competitors for each project on which we bid. Our insulation distribution competitors include specialty insulation distributors (one multi-regional, several regional and numerous local). In some instances, our insulation distribution business sells products to companies that may compete directly with our installation service business. We believe that overlap to be relatively small and that we manage it effectively. We also compete with broad line building products distributors, big box retailers and insulation manufacturers.

Seasonality and Cyclicality

        We normally experience stronger sales during the third and fourth calendar quarters, corresponding with the peak season for residential new construction and residential repair/remodel activity. Sales during the winter weather months are seasonally slower due to the lower construction activity. Historically, the installation of insulation lags housing starts by several months.

        The U.S. housing market has been highly cyclical. The U.S. housing market peaked in 2006, and was substantially affected by the financial crisis of 2007-08, with housing starts reaching a low of approximately 554,000 in 2009. Even after five years of growth, housing starts remain below the 50-year historical average of approximately 1.6 million per year.

        In response to the 2007-08 downturn, we reduced fixed costs, leveraged our distribution model and expanded our ability to serve the commercial and residential repair/remodel lines of business. Our cost reduction initiatives have resulted in a fixed cost level for our business that is over $200 million (pre-tax) lower than our fixed cost level achieved in 2006. Our distribution business maintained profitability during this downturn by providing services that many insulation contractors sought, such as next day, LTL shipments, reduced warehousing needs, and providing access to sales on credit.

        We believe that we have managed our business successfully through economic cycles and out of the recent recessionary period. Going forward, we believe that our broad geographic footprint reduces our exposure to cyclical swings in any particular local market. In addition, our distribution business model and our diversification into residential repair/remodel and commercial construction reduces our exposure to cyclical swings in the residential new construction market.

Employees

        At March 31, 2015, we had approximately 7,800 employees. Approximately 440 of our employees are currently covered by collective bargaining or other similar labor agreements. We have generally experienced satisfactory relations with our employees.

Legislation and Regulation

        We are subject to U.S., state and local regulations, particularly those pertaining to health and safety (including protection of employees and consumers), labor standards/regulations, contractor licensing and environmental issues. In addition to complying with current effective requirements and requirements that will become effective at a future date, even more stringent requirements could eventually be imposed on our industries. Additionally, some of our products and services may require certification by industry or other organizations. Compliance with these regulations and industry standards may require us to alter our distribution and installation processes and our sourcing, which could adversely impact our competitive position. Further, if we do not effectively and timely comply with such regulations and industry standards, our operating results could be negatively affected.

Properties

        We operate over 190 installation branch locations and 72 distribution centers in the United States, most of which are leased. We lease a 63,404 square foot facility for our corporate and Contractor Services headquarters located at 260 Jimmy Ann Drive, Daytona Beach, Florida, 32114. Our headquarters lease expires on February 28, 2026, assuming the exercise of all options set forth in the lease. We lease a 17,510 square foot facility for our Service Partners corporate headquarters located at 1029 Technology Park Drive, Glen Allen, Virginia, 23059. Our Service Partners headquarters lease expires on May 31, 2025, assuming the exercise of all options set forth in the lease. We believe that our facilities have sufficient capacity and are adequate for our installation and distribution requirements.

Legal Proceedings

        We are subject to claims, charges, litigation and other proceedings in the ordinary course of our business, including those arising from or related to contractual matters, intellectual property, personal injury, environmental matters, product liability, product recalls, construction defect, insurance coverage, personnel and employment disputes, antitrust issues and other matters, including class actions. We believe that we have adequate defenses in these matters and that the likelihood that the outcome of these matters would have a material adverse effect on us is remote. However, there is no assurance that we will prevail in these matters, and we could in the future incur judgments, enter into settlements of claims or revise our expectations regarding the outcome of these matters, which could materially impact our results of operations.

 MANAGEMENT

Directors Following the Separation

  Qualification of Directors

        We expect our board of directors to consist of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to our company. The Corporate Governance and Nominating Committee will seek to ensure the board of directors reflects a range of talents, ages, skills, diversity and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, governmental/regulatory and leadership, sufficient to provide sound and prudent guidance with respect to our operations and interests. Our board of directors will seek to maintain a diverse membership, but will not have a separate policy on diversity at the time of our separation from Masco.

  Composition of the Board of Directors

        We expect that our board of directors following the Separation will be composed of seven directors, at least a majority of whom will satisfy the independence standards established by the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC and the NYSE.

        Set forth below is information concerning the individuals we currently expect to become our directors as of the Separation date. None of the individuals who are expected to serve as members of our board of directors are current employees of Masco or TopBuild other than Gerald Volas.

Name	Age	Class
Gerald Volas	60	III
Dennis W. Archer	73	I
Carl T. Camden	60	III
Joseph S. Cantie	51	III
Alec C Covington	58	I
Mark A. Petrarca	51	II
Margaret M. Whelan	42	II

        Our board of directors will be divided into three classes, each of roughly equal size. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Separation; the directors designated as Class II directors will have terms expiring at the following year's annual meeting of stockholders; the directors designated as Class III directors will have terms expiring at the following year's annual meeting of stockholders after that. Commencing with the first annual meeting of stockholders held following the Separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. We have not yet set the date of the first annual meeting of stockholders to be held following the Separation.

        Set forth below is additional information regarding the directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide the board of directors of TopBuild.

        Gerald Volas.    Mr. Volas, 60, has been employed by Masco Corporation in various positions of increasing responsibility since 1982, most recently as Group President—North American Diversified Businesses, a position he has held since 2014. Mr. Volas has been a Group President since 2006. From 2001 to 2005, Mr. Volas served as President of Liberty Hardware Mfg. Corp.; from 1996 to 2001, he served as a Group Controller supporting a variety of Masco operating companies, and from 1982 to 1996, he served in progressive financial roles including Vice President/Controller at BrassCraft Manufacturing Company. Mr. Volas is a Certified Public Accountant. Mr. Volas is a director of Trex

Company, Inc., a manufacture of wood alternative decking and related products, serving since March 2014.

        Mr. Volas' leadership positions with Masco and Masco's subsidiaries give him company-specific knowledge in all areas important to TopBuild's performance including, among others, key markets, personnel, customer relationships, operations, marketing, finance and risk management.

        Dennis W. Archer.    Mr. Archer, 73, has served as Chairman and CEO of Dennis W. Archer PLLC since 2010. He has also served as Chairman Emeritus of Dickinson Wright PLLC since 2010, prior to which he was Chairman from 2002 to 2009. Mr. Archer was Chair of the Detroit Regional Chamber from 2006 to 2007, and President of the American Bar Association from 2003 to 2004. He served two terms as Mayor of the City of Detroit, Michigan from 1994 through 2001 and was President of the National League of Cities from 2000 to 2001. He was appointed as an Associate Justice of the Michigan Supreme Court in 1985, and in 1986 was elected to an eight-year term. Since 2004, Mr. Archer has served as a director of Masco Corporation and, during the past five years, was a director of Compuware Corporation and Johnson Controls, Inc.

        Mr. Archer's long and distinguished career as an attorney and judge will provide our board of directors with specific expertise and a unique understanding of litigation and other legal matters. As a result of his position as Mayor of Detroit, he has broad leadership, administrative and financial experience and is also knowledgeable in the area of governmental relations.

        Carl T. Camden.    Mr. Camden, 60, has served as Chief Executive Officer of Kelly Services, Inc., a global provider of outsourcing and consulting services and workforce solutions, since 2006 and as its President since 2001. He joined Kelly Services in 1995 and has served in various executive roles with responsibilities for sales, marketing and strategy. Prior to joining Kelly Services, Mr. Camden was employed as a Senior Vice President and Director of Corporate Marketing for KeyCorp, a financial services company. He has been a director of Kelly Services since 2002, and Temp Holdings Co., Ltd. since 2008. From 2006 to 2013, Mr. Camden was also a director of the Federal Reserve Bank of Chicago, Detroit Branch, serving as its Chairman from 2011 to 2013.

        Mr. Camden has significant experience and expertise in executive management, human resource strategies, labor dynamics and economics and marketing. His strong leadership skills as well as his considerable knowledge and experience in the factors that affect the labor market and global business operations will be an asset to the Company.

        Joseph S. Cantie.    Mr. Cantie, 51, has been the Executive Vice President and Chief Financial Officer of TRW Automotive Holdings Corp., a diversified global supplier of automotive systems, modules and components since 2003. From 2001 to 2003, Mr. Cantie was Vice President, Finance for the automotive business of TRW, Inc., a global aerospace, systems and automotive conglomerate. Mr. Cantie served as TRW Inc.'s Vice President, Investor Relations from 1999 until 2001. From 1996 to 1999, Mr. Cantie was employed by LucasVarity plc, serving in several executive positions, including Vice President and Controller. Prior to joining LucasVarity, Mr. Cantie was employed as a certified public accountant with the international accounting firm of KPMG.

        Mr. Cantie brings to our board of directors significant experience leading the finance organization of a large company. His background and expertise provides us with a deeper understanding of finance, financial operations, capital markets and investor relations.

        Alec C Covington.    Mr. Covington, 58, has served as Managing Director of Haynes Park Capital, LLC, a private investment and business consulting firm, since forming the company late in 2013. Mr. Covington served as the President and Chief Executive Officer of Nash-Finch Company, a food distribution company, from 2006 until the company merged with Spartan Stores, Inc. in 2013. From 2004 to 2006, he served as both President and Chief Executive Officer of Tree of Life, Inc., a specialty food distributor, and as a member of the Executive Board of Tree of Life's parent corporation, Royal Wessanen NV, a corporation based in the Netherlands. From 2001 to 2004, Mr. Covington was Chief Executive Officer of AmeriCold Logistics, LLC, a company that specializes in temperature-controlled warehousing and logistics for the food industry. Prior to that time, Mr. Covington was the President of Richfood Inc. and Executive Vice President of Supervalu Inc.

        Mr. Covington has a strong background in distribution, supply chain operations and logistics. His significant leadership, executive management experience and expertise in the areas of management, operations and business development provides us with a broad-based understanding of areas important to our growth and operations.

        Mark A. Petrarca.    Mr. Petrarca, 51, has served as the Senior Vice President of Human Resources and Public Affairs of A. O. Smith Corporation, a global manufacturer of residential and commercial water heating equipment, since 2005. In this role he is responsible for all human resource activities, including policy and strategy development, performance management, employee relations and organizational development and succession planning, as well as public affairs and communications. Mr. Petrarca joined A. O. Smith Corporation in 1999, serving as Vice President-Human Resources for its Water Products Company until 2005. Mr. Petrarca was previously employed as Director of Human Resources for Strike Weapon Systems, a division of Raytheon Systems Company, and in various manufacturing and human resources positions at the Defense Systems and Electronics Group of Texas Instruments.

        Mr. Petrarca brings strong expertise in domestic and international human resources and insight into employee relations issues, public affairs and communications to us. He provides us valuable experience in policy and strategy development, performance management, organizational development and succession planning. He also has a deep understanding of the building products industry.

        Margaret M. Whelan.    Ms. Whelan, 42, served as the Chief Financial Officer of Tricon Capital Group, an asset manager and investor in the North American residential real estate industry, from 2013 to 2014. From 2007 to 2013, she served as the Managing Director—Real Estate & Lodging Investment Banking Group of J. P. Morgan. In that role, Ms. Whelan managed the key relationships and risk associated with public and private homebuilders, residential real estate developers and financial sponsors. From 1997 to 2007, she was employed by UBS Investment Bank as the Managing Director—Builder & Building Products Equity Analyst, Global Head of House Research. She was previously employed by Merrill Lynch as an Equity Research Associate.

        Ms. Whelan's extensive knowledge of the building industry, gained through her experience as an analyst, together with her financial experience, provides us with strategic insight and a valuable perspective of the housing market and its key participants and dynamics. Further, her investment banking experience will assist us as we evaluate growth opportunities.

  Committees of our Board of Directors

        Our board of directors will establish the following committees: Audit Committee, Organization and Compensation Committee and Corporate Governance and Nominating Committee. The membership and function of each committee is described below.

        Audit Committee.    The Audit Committee, which following the Separation we expect to consist of Mr. Cantie (Chair), Mr. Archer, Mr. Camden, Mr. Covington, Mr. Petrarca and Ms. Whelan, is directly responsible for, among other things:

  •
  selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

  •
  ensuring the independence of the independent registered public accounting firm;

  •
  discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end financial results;

  •
  establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

  •
  considering the adequacy of our internal controls and internal audit function; and

  •
  approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

        The size and composition of the Audit Committee will meet the independence requirements set forth in the applicable listing standards of the SEC and the NYSE and requirements set forth in the Audit Committee charter. Mr. Cantie, Mr. Camden, Mr. Covington and Ms. Whelan are expected to be identified as a "audit committee financial expert" as that term is defined in the rules and regulations of the SEC. Each member of the Audit Committee will be financially literate and have accounting or financial management expertise as such terms are interpreted by our board of directors in its business judgment. None of our Audit Committee members will simultaneously serve on more than two other public company audit committees unless our board of directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee.

        A more detailed discussion of the Audit Committee's function, composition and responsibilities is contained in the Audit Committee charter, which will be available on our website: www.TopBuild.com upon the completion of the Separation.

        Organization and Compensation Committee.    The Organization and Compensation Committee, which following the Separation we expect to consist of Mr. Petrarca (Chair), Mr. Archer, Mr. Camden, Mr. Cantie, Mr. Covington, and Ms. Whelan, is directly responsible for, among other things:

  •
  reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

  •
  administering our stock and equity incentive plans;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

  •
  reviewing our overall compensation philosophy.

        The Organization and Compensation Committee will be composed entirely of independent directors, each of whom will meet the requirements set forth in the NYSE listing standards and the Organization and Compensation Committee charter. The members of the Organization and Compensation Committee will be "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act) and "outside directors" (within the meaning of Section 162(m) of the Code). In addition, in carrying out its duties, the Organization and Compensation Committee will have direct access to outside advisors, including independent compensation advisors.

        A more detailed discussion of the Organization and Compensation Committee's function, composition and responsibilities is contained in the Organization and Compensation Committee charter, which will be available on our website: www.TopBuild.com upon the completion of the Separation. See "Compensation Discussion and Analysis" for additional information about the Organization and Compensation Committee.

        Corporate Governance and Nominating Committee.    The Corporate Governance and Nominating Committee, which following the Separation we expect to consist of Mr. Covington (Chair), Mr. Archer, Mr. Camden, Mr. Cantie, Mr. Petrarca and Ms. Whelan, is directly responsible for, among other things:

  •
  identifying and recommending candidates for membership on our board of directors and recommending directors for appointment to the committees of our board of directors;

  •
  reviewing and recommending our code of business ethics and our corporate governance guidelines and policies;

  •
  reviewing proposed waivers of the code of business ethics for directors and executive officers;

  •
  overseeing the process of evaluating the performance of our board of directors;

  •
  reviewing and recommending to our board of directors the compensation of our directors; and

  •
  assisting our board of directors on corporate governance matters.

        The Corporate Governance and Nominating Committee will be composed entirely of independent directors, each of whom meet the requirements set forth in the NYSE listing standards and the Corporate Governance and Nominating Committee charter. In addition, in carrying out its duties, the Corporate Governance and Nominating Committee will have direct access to outside advisors.

        A more detailed discussion of the Corporate Governance and Nominating Committee's function, composition and responsibilities is contained in the Corporate Governance and Nominating Committee charter, which will be available on our website: www.TopBuild.com upon the completion of the Separation.

  Code of Business Ethics

        Concurrent with the completion of the Separation, our board of directors will adopt a Code of Business Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and Chief Financial Officer and other senior officers, effective as of the completion of the Separation, in accordance with applicable rules and regulations of the SEC and the NYSE. Our Code of Business Ethics will be available on our website prior to completion of the Separation. We intend to disclose future amendments to our Code of Business Ethics, or any waivers of such code, on our website or in public filings.

  Corporate Governance Guidelines

        Concurrent with the completion of the Separation, our board of directors will adopt Corporate Governance Guidelines. The Corporate Governance Guidelines will set forth our policies and procedures relating to corporate governance effective as of the completion of the Separation and will comply with the requirements of the NYSE. Upon completion of the Separation, the full text of our Corporate Governance Guidelines will be available on our website.

  Compensation Committee Interlocks and Insider Participation

        During the fiscal year ended December 31, 2014, TopBuild's business was operated by subsidiaries of Masco and not through an independent company and therefore did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as TopBuild's executive officers were made by Masco. See "Compensation Discussion and Analysis" included elsewhere in this Information Statement.

        We do not expect that any of our executive officers will serve as a member of the board of directors or as a member of a compensation committee of any other company that has an executive officer serving as a member of our board of directors or our Compensation Committee.

  Risk Management

        While our management will be responsible for the day-to-day management of risks to the Company, our board of directors will have broad oversight responsibility for our risk management programs following the Separation.

        Our board of directors will exercise risk management oversight and control both directly and indirectly, the latter through various board committees as discussed above. Our board of directors will regularly review information regarding the Company's credit, liquidity and operations, including the risks associated with each. The Organization and Compensation Committee will be responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The Audit Committee will be responsible for oversight of financial risks, including the steps the Company has taken to monitor and mitigate these risks. The Corporate Governance and Nominating Committee, in its role of reviewing and maintaining the Company's corporate governance guidelines and code of business ethics, will manage risks associated with the independence of the board of directors and potential conflicts of interest. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports and by the chief executive officer about the known risks to the strategy and the business.

Executive Officers Following the Separation

        The following table sets forth information regarding the individuals who we expect to serve as our executive officers following the Separation. The individuals who are expected to serve as our executive officers who are employees of Masco prior to the Separation are expected to transfer from their respective employment with Masco to TopBuild and resign from any officer roles with Masco concurrently with the completion of the Separation.

Name	Age	Position
Gerald Volas	60	Chief Executive Officer
Robert M. Buck	46	President and Chief Operating Officer
John S. Peterson	56	Chief Financial Officer
David Cushen	46	Senior Vice President of Operations, TruTeam Contractor Services
Michelle Friel	45	Vice President, General Counsel and Secretary
Mark Moore	50	President—Service Partners, LLC
Robin Reininger	58	Chief Human Resource Officer
Nick Thompson	46	Corporate Controller

        There are no family relationships among any of the officers named above. Set forth below is information about the executive officers identified above. See "—Directors Following the Separation" for Mr. Volas' biographical information.

        Robert M. Buck.    Mr. Buck, 45, was appointed Group Vice President of Masco Corporation in 2014. In this position, Mr. Buck is responsible for the Installation and Other Services Segment consisting of both Masco Contractor Services and Service Partners, LLC. Mr. Buck has served as President and Chief Executive Officer of Masco Contractor Services since 2011. He has been responsible for leading the team that has turned around the Installation business over the past three years. Mr. Buck began his career with Masco Corporation in 1997 at Liberty Hardware Mfg. Corp. where he spent eight years in several operations leadership roles and worked extensively in international operations. Mr. Buck became Executive Vice President in 2005 and helped lead the merger of another Masco company with Liberty Hardware before being promoted to the office of President in 2007. Mr. Buck holds a Masters of Business Administration from the University of North Carolina at Greensboro.

        John S. Peterson.    Mr. Peterson, 56, has been the Executive Vice President, Chief Financial Officer of Masco Contractor Services since November 2010. From 2006 to 2010, he was the Chief Financial Officer of Masco Retail Cabinet Group, a Masco subsidiary. From 2001 to 2006, he was the Vice President—Finance for Biolab and from 1998 to 2001, he was the Vice President—Finance,

Performance Chemicals Division, both subsidiaries of Great Lakes Chemical, which has since changed its name to Chemtura Corporation. Mr. Peterson holds a Masters of Business Administration from the University of Indianapolis.

        David Cushen.    Mr. Cushen, 46, has been the Senior Vice President of Operations for Masco Contractor Services since 2012. Mr. Cushen joined Masco Contractor Services in 1999 through an acquisition of Cary Insulation and has served as Vice President of Operations, Regional Manager and Division Manager. Mr. Cushen is responsible for leading and executing growth strategies for TruTeam Contractor Services and has a well-established background of leading Operations and Sales, while executing on results-delivering strategies. Prior to Masco Contractor Services, Mr. Cushen was an Investment Advisor with Woodchester in Dublin, Ireland. He holds a Bachelor of Commerce Degree in Accounting from the University College Dublin (Ireland).

        Michelle Friel.    Ms. Friel, 45, will serve as the Vice President, General Counsel and Secretary of TopBuild Corp. following the Separation. Ms. Friel joined Masco Corporation in 2015. From 2012 to 2015, she was the Executive Vice President and General Counsel for YRC Worldwide, one of the largest transportation providers in the world. She has also acted as President and CEO of YRC Worldwide's North American subsidiary in Mexico. From 2010 to 2012, she served as Senior Vice President, General Counsel and Corporate Secretary at Spirit AeroSystems Holdings. Ms. Friel holds a Bachelor's degree in Anthropology and Atmospheric Science and a Juris Doctorate degree from the University of Kansas.

        Mark Moore.    Mr. Moore, 50, has served as the President of Service Partners, LLC since 2003. He joined Service Partners at its inception in 1998 and served in various senior financial capacities prior to assuming his current role. He became part of the Masco team upon Masco's acquisition of Service Partners in 2002. From 1987 to 1998, Mr. Moore held various senior financial and operational positions with privately held firms in the petroleum distribution industry. Mr. Moore began his career with DuPont. Mark holds a Bachelor of Science in Commerce degree from the University of Virginia and an MBA from the University of Richmond.

        Robin Reininger.    Ms. Reininger, 58, will serve as the Chief Human Resource Officer for TopBuild Corp. following the Separation. Ms. Reininger held the position of Vice President, Human Resources for Masco Contractor Services from 2011 to 2015. Ms. Reininger has significant experience leading change management and organizational strategy initiatives. Before joining Masco Contractor Services in 2011, Ms. Reininger was the Senior Global Director of Human Resources for Avery Dennison. She also served as Vice President, Strategic Accounts with Staples/Corporate Express, Region Vice President Human Resources with Corporate Express, and held management positions with CompuCom Systems, NVR, and Cooper Industries. Ms. Reininger holds a Bachelor's degree in business administration from Washington and Jefferson College and a Master's in business administration from DeSales University.

        Nick Thompson.    Mr. Thompson, 46, has served as the Controller for Masco Contractor Services since 2011. Mr. Thompson began his career in public accounting with Price Waterhouse. He has held various roles since then, including FP&A Manager, Controller and Accounting Director for St.Joe/Arvida, Lennar Homes and CNL Real Estate and Development. Mr. Thompson holds a Bachelor's degree in Accounting from Jacksonville University and a Masters in Business Administration from Florida State University. Mr. Thompson is a Certified Public Accountant in the State of Florida.

 COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

        For purposes of this Compensation Discussion and Analysis and the disclosure under "Compensation of Executive Officers," the persons who we currently expect will be our named executive officers as of the distribution date are identified below (collectively, our "named executive officers"). The information provided reflects summary information concerning TopBuild's executive compensation approach developed to date in connection with planning for the Separation.

        As a result, this Compensation Discussion and Analysis has two main parts:

  •
  TopBuild Compensation Programs—This section discusses the anticipated executive compensation programs at TopBuild, including the effect of the Separation on outstanding Masco compensation awards held by our named executive officers.

  •
  2014 Masco Executive Compensation—This section describes the executive compensation programs at Masco in 2014.

        Our named executive officers are as follows:

Name	TopBuild Title	2014 Masco Title
Gerald Volas	Chief Executive Officer	Masco Group President—North American Diversified Businesses
Robert M. Buck	President and Chief Operating Officer	Masco Group Vice President and Masco Contractor Services President and Chief Executive Officer
John S. Peterson	Chief Financial Officer	Masco Contractor Services Executive Vice President and Chief Financial Officer
Mark Moore	President—Service Partners, LLC	President—Service Partners, LLC
David Cushen	Senior Vice President of Operations, TruTeam Contractor Services	Masco Contractor Services Senior Vice President of Operations

        Masco's Organization and Compensation Committee (which we refer to in this Compensation Discussion and Analysis as the "Masco Committee") oversees Masco's compensation programs. Executive compensation decisions following the Separation will be made by the Organization and Compensation Committee of TopBuild (our "Compensation Committee"), which will, as does the Masco Committee, consist entirely of independent directors.

TopBuild Compensation Programs

        We recognize the importance of attracting and retaining executive officers who can effectively lead our business and motivating them to maximize our corporate performance and create long-term value for our stockholders. We believe in rewarding our executive officers to a significant degree based on our performance. We expect our Compensation Committee to continue to thoughtfully and thoroughly analyze our compensation practices and programs after the Separation.

        Masco's compensation programs are designed to incentivize executive officers to focus on critical business objectives, to appropriately balance risks and rewards and to attract and retain executive officers who can effectively lead our business. We expect that TopBuild will follow the fundamental principles of Masco's compensation programs to reward executive officers to a significant degree based on company performance, both in achieving performance goals and by making effective strategic decisions, and to align executive officers' interests with the long-term interests of stockholders.

        The Masco Committee believes that having a significant ownership interest in stock is critical to aligning the interests of executive officers with the long-term interests of stockholders. Accordingly, equity grants in the form of restricted stock awards and stock options with extended vesting periods are an important component of compensation for executive officers. The value ultimately realized from equity awards depends on the long-term performance of Masco common stock. We expect that TopBuild will follow this practice.

  Executive Compensation Approach as an Independent Public Company

        We expect that TopBuild's compensation structure will be composed of the following primary components:

  •
  base salary;

  •
  annual cash bonus;

  •
  annual restricted stock awards;

  •
  annual stock options; and

  •
  401(k) retirement savings tax-qualified plan.

        Incentive Compensation.    We believe that a combination of performance-based restricted stock and stock options are appropriate vehicles for a small, newly public company to focus executives on long-term performance and alignment with stockholder interests. As with Masco's program, we expect the amount of annual restricted stock awards to be granted by the Compensation Committee will be based on the prior year's performance. In addition, we expect that some of our named executive officers will receive initial equity awards consisting of stock options and restricted stock to more tightly align their interests with those of TopBuild's stockholders. We do not expect to initially adopt a long-term cash performance program (such as Masco's LTCIP described below).

        TopBuild Peer Group.    In connection with preparations for the Separation, we have reviewed compensation surveys by AonHewitt and Towers Watson for U.S. public companies with $1 billion to $2 billion in sales and information provided by the Masco Committee's independent consultant. In addition, we have identified the following companies as comprising a likely initial peer group for TopBuild, based on similar business characteristics (in particular, installation and distribution of homebuilding products) and revenue size between $700 million and $3 billion:

• Armstrong World Industries, Inc.	• A.O. Smith Corporation
• Beacon Roofing Supply, Inc.	• BlueLinx Holdings Inc.
• Builders FirstSource, Inc.	• Comfort Systems USA, Inc.
• Gibraltar Industries, Inc.	• MSC Industrial Direct Co., Inc.
• Nortek, Inc.	• Ply Gem Holdings, Inc.
• Quanex Building Products Corporation	• Simpson Manufacturing Co., Inc.
• Stock Building Supply Holdings, Inc.	• Universal Forest Products, Inc.

        Other Benefit Plans.    We will provide health, welfare and retirement benefits to our employees, including our executive officers. Our retirement program will be a new 401(k) defined contribution savings plan, and we will not assume Masco's frozen defined benefit plan obligations.

        In summary, TopBuild believes its approach for proposed post-Separation compensation for our named executive officers is consistent with external market practice and provides appropriate support and incentives to transition officers into new roles and public company responsibilities.

  Compensation of Our Chief Executive Officer

        TopBuild expects to provide the following compensation to Mr. Volas in his capacity as Chief Executive Officer following the Separation:

  •
  A base salary of $700,000.

  •
  Target bonus and stock award percentages at 100% of salary with a maximum opportunity of 200% of salary.

  •
  Annual grants of TopBuild stock options with a Black-Scholes value of approximately $700,000.

  •
  An initial TopBuild equity grant of restricted stock and/or options with a total grant date value of approximately $2.0 million.

        In addition, Mr. Volas is the only TopBuild employee who participates in Masco's LTCIP. The Masco Committee expects to provide that he will remain eligible to receive a prorated portion (prorated through the date of the Separation) of his LTCIP from Masco based on actual Masco performance at the end of the applicable three-year periods.

        TopBuild expects to enter into an agreement with Mr. Volas that would provide him severance benefits under specified termination events following the Separation. Any such agreement would not include any "golden parachute" excise tax gross-up payments.

        Compensation of the Other Named Executive Officers.    TopBuild expects to provide the following annual compensation to our other named executive officers following the Separation:

Name	Base Salary	Target Bonus, Target Stock Awards and Annual Stock Options (each as a % of salary)
Robert M. Buck	$450,000	75%
John S. Peterson	$370,000	60%
Mark Moore	$320,000	50%
David Cushen	$300,000	50%

        In addition, it is expected that each of Messrs. Buck, Peterson Cushen and Moore will receive an initial TopBuild equity grant of restricted stock and/or options with a total grant date value of approximately $1.0 million, $0.5 million, $0.3 million and $0.3 million, respectively.

  Effects of the Separation on Outstanding Awards of Our Named Executive Officers

        The Separation of TopBuild is not a change-in-control and therefore will not entitle our named executive officers to any change-in-control benefits with respect to their outstanding awards.

        We expect that Masco equity incentive compensation awards held by our named executive officers and our other employees generally will be treated as follows:

  •
  TopBuild will replace any outstanding unvested Masco stock options and restricted stock awards held by individuals who are or will become employees of TopBuild, which options and awards are forfeited upon separation with Masco, with long-term TopBuild incentive awards of generally equivalent intrinsic value and retaining the same vesting schedules.

  •
  Outstanding vested Masco stock options will remain as Masco stock options, and will be equitably adjusted to (1) preserve the intrinsic value of each original option grant and (2) reflect the ratio of the exercise price to the fair market value of Masco common stock on the date of the Separation. Employees of TopBuild will have the period of time provided in the Masco

    Equity Plan and option agreement to exercise these adjusted options, following their separation with Masco.

        For a summary of provisions concerning retirement, health and welfare benefits to our employees upon completion of the Separation, see "The Separation—Agreements with Masco—Employee Matters Agreement."

  Compensation Practices

        We expect that TopBuild will adopt the following practices, similar to those of Masco:

  •
  a compensation mix weighted toward incentives based on performance;

  •
  no excise tax gross-ups;

  •
  double-trigger vesting of equity on a change in control;

  •
  an annual market analysis of executive compensation relative to peer companies and published survey data for comparably-sized companies;

  •
  only limited perquisites to our executive officers; and

  •
  prohibiting the repricing of options under our equity plan.

        Our Compensation Committee believes it is in TopBuild's interest to retain flexibility in its compensation programs. Consequently, in some circumstances, TopBuild may pay compensation that is not tax-deductible by TopBuild.

2014 Masco Executive Compensation

        The primary components of the compensation available from Masco to our TopBuild named executive officers in 2014 were base salary, cash and equity incentives and retirement programs. Each of these components is described below.

  Base Salary

        Masco pays a base salary to provide a minimum, base level of cash compensation. For fiscal 2014, the base salary for each of our named executive officers, as set forth in the "Summary Compensation Table" below, was based on their respective roles within Masco.

  2014 Annual Performance-Based Restricted Stock and Cash Bonus Opportunities

        Masco provided annual performance-based restricted stock and cash bonus opportunities for fiscal 2014 to our named executive officers to emphasize annual performance, provide incentive to achieve critical business objectives, and align officers' interests with those of Masco's stockholders. As an executive officer of Masco, Mr. Volas participated in the same 2014 program as other Masco executive officers, with his performance-based compensation opportunities dependent on Masco's performance as a whole. Our other named executive officers' 2014 performance-based restricted stock and cash bonus opportunities, other than Mr. Moore, were based on the performance of Contractor Services (while it was a part of Masco). Mr. Moore's 2014 performance-based restricted stock and cash bonus opportunities were based on the performance of Service Partners (while it was a part of Masco). As a result, the 2014 performance program may not be indicative of the amounts and metrics that may be used by us following the Separation.

        Each named executive officer had a restricted stock award opportunity and a cash bonus opportunity, calculated as a percent of the officer's annual base salary, as set forth in the table below.

The individual percentages were determined primarily based on the individual officer's role and function within Masco or the business unit, as applicable.

	Cash Bonus Opportunity As a % of Annual Base Salary			Stock Awards Opportunity As a % of Annual Base Salary
Name	Minimum	Target	Maximum	Minimum	Target	Maximum
Gerald Volas	0%	75%	150%	0%	75%	150%
Robert M. Buck	0%	50%	100%	0%	75%	150%
John S. Peterson	0%	35%	70%	0%	35%	70%
Mark Moore	0%	40%	80%	0%	60%	120%
David Cushen	0%	35%	70%	0%	35%	70%

        The metrics chosen for the 2014 annual performance program are set forth below. These metrics were those believed to most effectively enhance stockholder value. Operating profit was more heavily weighted in both Masco's program as well as the Contractor Services and Service Partners programs because it reflects management's contribution to operating performance.

        The following tables show target and actual performance for each metric along with percentage attained for the 2014 annual performance program for the Masco program (for Mr. Volas), for our Contractor Services program (for Messrs. Buck, Peterson and Cushen) and for our Service Partners program (for Mr. Moore). Generally, the targets for 2014 were set above our 2013 targets.

Masco's Annual Performance Goals and Achievements

Performance Metric	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual as Adjusted	Actual Percentage Attained Relative to Target	Weighting	Actual Weighted Performance Percentage
Operating Profit (in millions)(1)	$750	$930	$1,080	$851	73%	75%	55%
Working Capital as a Percent of Sales(2)	12.8%	12.2%	11.2%	12.2%	100%	25%	25%

							80%

Contractor Services' Annual Performance Goals and Achievements

Performance Metric	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual as Adjusted	Actual Percentage Attained Relative to Target	Weighting	Actual Weighted Performance Percentage
Operating Profit (in millions)(1)	$32	$56	$80	$24	0%	70%	0%
Average Working Capital Days	(6)	(10)	(14)	(18)	200%	10%	20%
Non-Residential New Construction Net Sales (in millions)	$290	$310	$340	$311	105%	20%	21%

							41%

 Service Partners' Annual Performance Goals and Achievements

Performance Metric	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual as Adjusted	Actual Percentage Attained Relative to Target	Weighting	Actual Weighted Performance Percentage
Operating Profit (in millions)(1)	$54	$60	$70	$52.6	0%	70%	0%
Average Working Capital Days	22	17	12	16	125.5%	10%	12.5%
Total Cost Productivity (in millions)(3)	3	4	5	5.2	200%	20%	40

							52.5%

(1)
For purposes of determining achievement of the performance target, operating profit from continuing operations was adjusted to exclude the effects of rationalization and other special charges and other unusual non-recurring gains and losses.

(2)
Working capital as a percent of sales is defined as quarter-end averages of reported accounts receivable and inventories, less accounts payable, divided by reported sales for the year.

(3)
Total Cost Productivity is a measure of profit improvements reflecting sustainable actions undertaken by management to improve the cost structure, such as the average reduction in unit price of a material through competitive sourcing.

        To determine the actual cash bonuses to be paid, and restricted stock award values to be granted, to our named executive officers based on the 2014 performance achievements set forth above, the target opportunities for each executive officer were multiplied by their applicable payout percentage (that is, 80% for Mr. Volas under the Masco program, 41% for Messrs. Peterson, Buck and Cushen under the Contractor Services program and 52.5% for Mr. Moore under the Service Partners program), which was in turn multiplied by each executive officer's base salary. For Messrs. Peterson, Buck and Moore, their individual amounts were increased by $10,080, $18,000 and $5,486, respectively, due to their strong individual performance contributions in 2014.

  Stock Options

        Masco has granted stock options annually to its executive officers to motivate and reward them for improving Masco's share price, to align their long-term interests with those of stockholders and to maintain the competitiveness of the total compensation package. As a Masco executive officer, Mr. Volas received stock options in 2014. The Masco Committee believes that stock options are an important component of the executive compensation program because they align executive officers' long-term interests with those of stockholders by reinforcing the goal of long-term share price appreciation. Further, they provide value to executive officers only if the price of Masco common stock increases following the grant of the stock options and over their long vesting schedule.

  Long Term Cash Incentive Program

        Mr. Volas is our only named executive officer who participated in Masco's Long Term Cash Incentive Program ("LTCIP"). The cash performance awards granted in 2014 under the LTCIP (reflected in the "Grants of Plan-Based Awards" table below) will be earned only if Masco achieves long-term growth and profitability, measured by the achievement of return on invested capital ("ROIC") goals over a three-year period from 2014 to 2016. The Masco Committee chose the ROIC performance metric because it reinforces executive officers' focus on capital efficiency and consistent return on capital and is a measure of importance to Masco stockholders in their assessment of long-term value creation. Under the LTCIP, Masco defines ROIC as adjusted after-tax operating income from continuing operations adjusted to exclude the effect of special charges and certain other non-recurring income and expenses, divided by invested capital. Invested capital includes shareholders equity, which Masco adjusts to add back the cumulative after-tax impact of goodwill and intangible asset impairment charges and to exclude the impact of certain non-operating income and expenses and the effects of special charges, plus short-term and long-term debt minus cash.

        Under the LTCIP, Masco measures performance over three annual performance periods, with the average results for the three annual performance periods determining the amount of any award. Performance goals are established at the start of each three-year period.

        If the threshold three-year average ROIC is attained, Masco will determine the actual award to be paid under the LTCIP by multiplying the target opportunity for the officer by the payout percentage corresponding to the actual three-year average ROIC achieved. If the ROIC threshold is not achieved, no payments will be made under the LTCIP.

        As a result of the achievement for the three-year performance period under the LTCIP for the 2012-2014 period, Mr. Volas received a payout included in the Summary Compensation Table below based on the following targets and results:

	Three-Year Average ROIC
	Target
	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual
2012 - 2014 Performance Period	6.00%	7.00%	8.50%	8.53%

        As a result, Mr. Volas received a payment under the LTCIP for the 2012-2014 period determined by multiplying his target opportunity (which was 75% of his salary in 2012) by 200%, the maximum payout percentage under the LTCIP.

        With respect to ongoing three-year periods under the LTCIP that have not ended as of the Separation date, TopBuild will not assume Mr. Volas' LTCIP award. Instead, he will remain eligible for a future prorated payout from Masco based on Masco's actual performance at the end of the applicable three-year periods, but prorated to reflect the conclusion of his employment with Masco at the Separation date.

  Retirement Programs

        Masco maintains defined contribution retirement plans for all of its employees to provide them with income to supplement social security and their personal asset accumulation. These plans include 401(k) savings plans and profit sharing plans. Our named executive officers are eligible to participate in Masco's tax-qualified 401(k) savings plan (the "401(k) Savings Plan") and a tax-qualified Future Service Profit Sharing Plan (the "Profit Sharing Plan"), as well as, in some cases, a benefits restoration plan (the "BRP"). The BRP enables highly-compensated employees to obtain the full financial benefit of the 401(k) Savings Plan and the Profit Sharing Plan, notwithstanding various limitations imposed on the plans under the Internal Revenue Code (the "Code").

        Mr. Volas is the only named executive officer who is eligible for the frozen non-qualified defined benefit Supplemental Executive Retirement Plan ("SERP") and for a tax-qualified defined benefit pension. In 2010, Masco froze accruals in all of its defined benefits plans offered to its U.S. employees. Consequently, the pension benefits ultimately payable under such plans are essentially fixed. No Masco defined benefit plans are being assumed by TopBuild.

 COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

        The following table sets forth certain information regarding compensation paid to the named executive officers of TopBuild.

2014 Summary Compensation Table

Name and Principal Position	Year(1)	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(7)	All Other Compensation ($)	Total ($)
Gerald Volas, Chief Executive Officer	2014	507,442	—	309,000	345,463	1,021,500	1,347,615	65,765	3,596,785
	2013	487,500	—	614,930	603,925	615,000	751,927	100,129	3,173,411
	2012	475,000	—	484,568	321,900	484,600	—	51,675	1,817,743
Robert M. Buck, President and Chief Operating Officer	2014	380,335	18,000	149,929	—	82,000	—	17,500	647,764
	2013	345,800	—	328,082	—	218,800	—	57,414	950,096
	2012	331,150	—	336,551	—	224,400	—	48,506	940,607
John S. Peterson, Chief Financial Officer	2014	306,192	10,080	55,897	—	45,920	—	17,500	435,589
	2013	283,750	—	149,923	—	150,000	—	47,713	631,386
	2012	278,750	—	150,053	—	150,000	—	43,269	622,072
Mark Moore, President—Service Partners, LLC	2014	301,522	5,486	103,696	—	63,714	44,503	14,329	533,250
	2013	294,125	—	85,158	—	56,700	19,984	50,409	506,376
	2012	286,375	—	264,069	—	176,000	—	49,997	776,441
David Cushen, Senior Vice President Operations	2014	282,462	—	48,061	—	48,000	—	16,698	395,221
	2013	267,148	—	134,908	—	135,000	—	22,238	559,294
	2012	250,908	—	195,645	—	93,000	—	3,634	543,187

(1)
In 2012, 2013 and 2014, the named executive officers were employed by, and were compensated by, Masco or its subsidiaries.

(2)
These columns include amounts voluntarily deferred by each named executive officer as salary reductions under the 401(k) Savings Plan.

(3)
These amounts represent discretionary increases in excess of the amounts earned by the applicable executive based on the applicable performance measures.

(4)
Based on SEC rules, this column reports the estimated fair value of the restricted stock award opportunity for the applicable performance year even though the restricted stock award is not granted until the following year. Because the rules require such value to be based on the probable outcome at the grant date, such estimated fair value reflects the actual awards for the 2014, 2013, and 2012 performance year, as applicable, since the grant date for the award occurred when the award was actually determined in early 2015, 2014 and 2013, respectively. The threshold, target and maximum dollar values that were eligible to be awarded based on 2014 performance are shown in the Grants of Plan Based Awards Table below. The named executive officers do not realize the value of restricted stock awards until those awards vest over the five-year vesting period following the grant date.

(5)
Amounts in these columns reflect the aggregate grant date fair value of stock options, calculated in accordance with accounting guidance. In determining the fair market value of stock options, we used the same assumptions as set forth in the notes to Masco's financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The named executive officers have no assurance that these amounts will be realized. Actual gains, if any, on stock option exercises will depend on overall market conditions, the future performance of the common stock and the timing of exercise of the option. See the "Compensation Discussion and Analysis" for a discussion of the treatment of Masco equity awards upon the Separation.

(6)
This column shows performance-based cash bonuses that were paid for the fiscal year based on the attainment of performance targets. For Mr. Volas, includes a payment of $712,500 under the Masco LTCIP for the 2012-2014 performance period, as described in the "Compensation Discussion and Analysis".

(7)
This column shows changes in the sum of year-end pension values for Mr. Volas and Mr. Moore (the only named executive officers who participated in any defined benefit pension plan), which reflect actuarial factors and variations in interest rates used to calculate present values. An increase in pension value does not represent increased benefit accruals since benefits in Masco's domestic defined benefit plans were frozen effective January 1, 2010 (as described under the "2014 Pension Plan Table" below). We calculated the pension values for 2014 using the same assumptions as set forth in the notes to Masco's financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The named executive officers did not have any above-market earnings under any of the plans in which they participate.

Grants of Plan-Based Awards

        The following table provides information about (i) the potential payouts that were available in 2014 to our named executive officers under Masco's annual performance-based cash bonus opportunity, (ii) for Mr. Volas, the potential payouts under Masco's Long Term Cash Incentive Program ("LTCIP") and (iii) the actual grants of restricted stock and stock options made in 2014 to our named executive officers under Masco's 2005 Long Term Stock Incentive Plan (the "2005 Plan"). The "Compensation Discussion and Analysis" above describes the expected treatment of Masco equity awards in connection with the Separation.

2014 Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards
						Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options(4)		Grant Date Fair Value of Stock and Option Awards ($)(5)
										Exercise or Base Price of Option Awards (Per Share)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Gerald Volas	n/a	(1)	$154,500	$386,250	$772,500
	n/a	(2)	$150,000	$375,000	$750,000
	2/12/2014	(3)				$154,500	$386,250	$772,500
	2/12/2014	(4)							36,250	$22.41	$345,463
Robert M. Buck	n/a	(1)	$80,000	$200,000	$400,000
	2/12/2014	(3)				$120,000	$300,000	$600,000
John S. Peterson	n/a	(1)	$44,800	$112,000	$224,000
	2/12/2014	(3)				$44,800	$112,000	$224,000
Mark Moore	n/a	(1)	$48,544	$121,360	$242,720
	2/12/2014	(3)				$72,816	$182,040	$364,080
David Cushen	n/a	(1)	$39,900	$99,750	$199,500
	2/12/2014	(3)				$39,900	$99,750	$199,500

(1)
The amounts shown reflect the threshold, target, and maximum opportunities under the 2014 annual cash bonus program. The amounts actually paid under this program are set forth in the "2014 Summary Compensation Table" above.

(2)
The amounts shown reflect the threshold, target, and maximum opportunities under the LTCIP relating to Masco's performance for the 2014-2016 performance period. Payment of this cash award depends on return on invested capital performance over the three-year period.

(3)
The amounts shown reflect the threshold, target, and maximum opportunities under the 2014 annual performance-based restricted stock program described in our "Compensation Discussion and Analysis."

(4)
The amounts shown reflect the number of stock options granted in 2014. These options vest ratably in five equal installments over five years beginning on February 12, 2015, one year after the grant date.

(5)
The grant date fair value shown in the column is determined in accordance with accounting guidance. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of our common stock at a future date when the option is exercised.

Outstanding Equity Awards at Fiscal Year-End

        The following sets forth certain information regarding Masco equity-based awards held by each named executive officer at December 31, 2014. See "Compensation Discussion and Analysis—Effects of the Separation on Outstanding Awards of our Named Executive Officers" for a description of the expected treatment of Masco equity awards as a result of the Separation.

2014 Outstanding Equity Awards at Fiscal Year-End

	Option Awards(1)					Restricted Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Gerald Volas						106,702	2,688,890
	5/9/2005	30,000	—	30.75	5/9/2015
	7/26/2006	40,000	—	26.60	7/26/2016
	2/5/2007	40,000	—	33.10	2/5/2017
	5/24/2007	54,000	—	30.40	5/24/2017
	5/12/2008	92,000	—	18.58	5/12/2018
	2/9/2009	18,400	—	8.03	2/9/2019
	2/12/2010	116,000	29,000	13.81	2/12/2020
	2/16/2011	87,000	58,000	12.82	2/16/2021
	2/15/2012	29,000	43,500	11.67	2/15/2022
	2/13/2013	14,500	58,000	20.36	2/13/2023
	2/12/2014	—	36,250	22.41	2/12/2024
Robert M. Buck						60,132	1,515,326
	5/9/2005	10,000	—	30.75	5/9/2015
	7/26/2006	10,700	—	26.60	7/26/2016
	5/24/2007	10,700	—	30.40	5/24/2017
	2/12/2010	—	6,800	13.81	2/12/2020
John S. Peterson						22,559	568,487
	7/26/2006	4,500	—	26.60	7/26/2016
	5/24/2007	4,500	—	30.40	5/24/2017
	2/12/2010	—	2,400	13.81	2/12/2020
Mark Moore						42,974	1,082,945
	5/9/2005	24,000	—	30.75	5/9/2015
	7/26/2006	19,000	—	26.60	7/26/2016
	5/24/2007	19,000	—	30.40	5/24/2017
	2/9/2009	6,800	—	8.03	2/9/2019
	2/12/2010	—	6,800	13.81	2/12/2020
David Cushen						16,870	425,124
	5/9/2005	1,200	—	30.75	5/9/2015
	7/26/2006	1,350	—	26.60	7/26/2016
	5/24/2007	2,500	—	30.40	5/24/2017
	5/12/2008	5,100	—	18.58	5/12/2018
	2/12/2010	3,600	900	13.81	2/12/2020

(1)
Except as otherwise noted, stock options and restricted stock awards vest in equal annual installments of 20% commencing in the year following the year of grant.

(2)
Based on Masco's closing stock price of $25.20 on December 31, 2014.

Option Exercises and Stock Vested

        The following table shows the number of Masco shares acquired, and the value realized, by each of our named executive officers during 2014, in connection with their exercise of Masco stock options and vesting of Masco restricted stock previously awarded to them.

2014 Option Exercises and Stock Vested

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gerald Volas	—	—	29,054	672,073
Robert M. Buck	5,226	165,091	16,366	378,641
John S. Peterson	2,615	83,478	6,096	140,210
Mark Moore	2,815	98,747	8,792	312,138
David Cushen	—	—	2,840	92,463

Retirement Plans

        The following two tables describe benefits under Masco's retirement plans, which will not be assumed by TopBuild (individual accounts in Masco's 401(k) and profit sharing plans for all employees of TopBuild will be transferred to TopBuild's new 401(k) savings plan). The defined benefit pension plans described below were frozen for future benefit accruals effective January 1, 2010. None of our named executive officers other than Messrs. Volas and Moore are eligible for benefits under Masco's defined benefit pension plans.

2014 Non-Qualified Deferred Compensation
(Defined Contribution Portion of the Benefits Restoration Plan)

Name	Masco Allocations for 2014 ($)(1)(2)	Aggregate Earnings in 2014 ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2014 ($)(3)
Gerald Volas	44,185	8,299	—	238,018
Robert M. Buck	7,100	5,508	—	110,785
John S. Peterson	7,100	3,901	—	58,213
Mark Moore	3,929	4,278	—	86,104
David Cushen	6,298	171	—	4,691

(1)
Masco's defined contribution plans include a tax-qualified Profit Sharing Plan and a tax-qualified 401(k) Savings Plan that includes matching contributions by Masco. However, because of limitations under the tax code, Masco makes book account allocations under the benefits restoration plan ("BRP") for highly compensated employees to reflect contribution amounts that otherwise exceed those limitations, together with amounts reflecting pro-forma earnings (or losses) on participants' accounts based on the performance reported by the several mutual fund offerings chosen by each participant. Following a participant's termination of employment, the BRP benefit is paid in a lump sum.

(2)
Amounts in this column are included in "All Other Compensation" in the 2014 Summary Compensation Table.

(3)
Because none of our named executive officers has previously been a Masco named executive officer, no amounts have previously been reported as compensation in a Summary Compensation Table.

 2014 Pension Plan Table

Name	Plan Name	Number of Years Credited Service (#)(3)	Present Value of Accumulated Benefits ($)(4)
Gerald Volas	Pension Plan(1)	26	814,628
	Defined Benefit Portion—BRP(1)	26	757,265
	SERP(2)	15	4,475,986
Mark Moore	Pension Plan(1)	6	128,710
	Defined Benefit Portion—BRP(1)	6	18,355

(1)
The frozen tax-qualified Masco Corporation Pension Plan (the "Pension Plan"), and a portion of the non-qualified BRP applicable to the Pension Plan, provide that at normal retirement age (65), participants receive an annual payment for the remainder of their lives, with five years' payments guaranteed. Employees became 100% vested in their pension benefit after completing five years of employment with Masco. The benefits are not subject to reduction for social security benefits or for other offsets. Participants who retire or terminate employment with us are eligible for a reduced early retirement benefit between age 55 and 65. If a participant retires or terminates employment and commences payments at age 55, his or her benefit would be reduced by one-half; if he or she retires and commences payments at age 60, the benefit would be reduced by one-third. The maximum credited service under the Pension Plan and the defined benefit portion of the BRP was 30 years. A participant who becomes disabled while employed by Masco and has 10 or more years of service with Masco is eligible to receive a disability benefit equal to the participant's accrued benefit. Benefits accrued under the Pension Plan and the portion of the BRP applicable to the Pension Plan were frozen as of January 1, 2010.

(2)
Under the frozen non-qualified Supplemental Executive Retirement Plan ("SERP"), participants receive an annual payment for life of an amount up to 60% of the average of their highest three years' cash compensation (base salary plus annual cash bonus, up to 60% of that year's maximum bonus opportunity) earned on or before January 1, 2010. SERP payments are offset by amounts payable under the Pension Plan and the Profit Sharing Plan balance as of January 1, 2010 and the portions of the BRP applicable to those plans, and, in most cases, by retirement benefits payable to the SERP participant by other employers. Benefits under the SERP are not payable in a lump sum, other than in the case of a change in control or alternate change in control. The maximum benefit under the SERP accrues after 15 years, limited to service accrued at January 1, 2010. Mr. Volas is fully accrued and fully vested in his SERP benefit. SERP benefits are not payable to a terminated participant until age 65, provided no change in control or alternate change in control of Masco has occurred. Participants must refrain from activities negatively impacting Masco's or TopBuild's business following termination of employment in order to continue to receive SERP benefits. The SERP provides a disability benefit for participants who have been employed by Masco at least two years and who become disabled while employed by Masco. The disability benefit is paid until the earlier to occur of death, recovery from disability or age 65, is offset by payments from long-term disability insurance Masco has paid for, and is equal to 60% of the participant's annual salary and bonus (up to 60% of the maximum bonus opportunity) as of January 1, 2010. At age 65, payments revert to a calculation based on the highest three-year average compensation as of January 1, 2010. Under the SERP, participants and their spouses may also receive medical benefits. A change in control or alternate change in control accelerates full vesting, may accelerate the payment of benefits (calculated on a present value basis) and may result in payment of an amount for any related excise taxes, as discussed below under "Payments Upon Change in Control." A surviving spouse will receive reduced benefits.

(3)
Reflects credited service through January 1, 2010, the date on which Masco's defined benefit pension plans were frozen, for years of employment with Masco, its subsidiaries or certain of its prior affiliates and their subsidiaries. Credited service under the SERP includes service through January 1, 2010 only with Masco and businesses in which Masco had a 50% or greater interest.

(4)
Amounts in this column were calculated as of December 31, 2014 using the normal form of benefit payable under each plan using (a) base pay only for the Pension Plan and BRP, (b) base pay plus cash bonus for the SERP, and (c) the same discount rates and mortality assumptions as described in the notes to financial statements in Masco's Annual Report on Form 10-K for the fiscal year ended December 31, 2014. Although SEC disclosure rules require a present value calculation, none of these plans (other than the SERP and the BRP, in the event of a change in control or alternate change in control) provides benefits in a lump sum.

Payments Upon Change in Control

        If Masco experienced a change in control, its equity incentive plans provide that all participants, including the named executive officers, could receive accelerated vesting and reimbursement (limited, for equity grants, to those awards made prior to 2012) in the case of imposition of excise tax upon a change in control.

        The following table sets forth the values of all payments (other than from our tax-qualified and non-qualified retirement plans which are set forth above under "Retirement Plans") assuming a change in control of Masco had occurred on December 31, 2014.

Payments Upon a Change in Control

Name	Cash ($)	Equity ($)(1)	SERP and BRP Payments(2)	Perquisites ($)	Excise Tax Reimbursement ($)(3)	Other ($)	Total ($)
Gerald Volas	—	4,707,653	5,388,996	—	—	—	10,096,649
Robert M. Buck	—	1,592,778	117,885	—	—	—	1,710,663
John S. Peterson	—	595,823	65,313	—	—	—	661,136
Mark Moore	—	1,160,397	106,459	—	—	—	1,266,856
David Cushen	—	435,375	10,989	—	—	—	446,364

(1)
A change in control would trigger vesting (assuming a qualifying termination of employment also occurred with respect to awards granted beginning in 2013) of unvested restricted stock and stock option awards. This column is comprised of the incremental values for vestings of such awards, based Masco's closing stock price of $25.20 on December 31, 2014.

(2)
Amounts calculated for both the SERP and the BRP utilize the discount rates and mortality assumptions equal to the Pension Benefit Guarantee Corporation discount rates for lump sums in plan terminations, as in effect four months prior to the change in control or alternate change in control, and the UP-1984 mortality table (both of which differ from the rates and assumptions used to calculate the lump sums set forth in the Pension Plan Table). If a change in control occurs that does not meet the narrower "alternate change in control" definition, lesser lump sum values (reflecting the portion of benefits not subject to Code Section 409A) would be payable, and the portion of benefits subject to Section 409A would not be paid in a lump sum but would be paid over time, as if such event had not occurred. Prior to 2008, the BRP had no change in control provision; it was amended to provide that any change in control would result in funding a trust, but the indicated lump sum benefits would be payable only upon the occurrence of an "alternate change in control," whereas in the case of the more broadly-defined "change in control," benefits would not be paid in a lump sum, but would be paid over time, as if such event had not occurred.

  Amounts in this column also include amounts shown in the "2014 Non-Qualified Deferred Compensation" table above under "Aggregate Balance" and "Masco Allocations".

(3)
Excise tax reimbursements apply only to agreements and equity grants entered into prior to 2012. At December 31, 2014, no individual's payments would have exceeded applicable limits in the Code for parachute payments; therefore, no amounts are shown in this column.

Payments Upon Retirement, Termination, Disability Or Death

Masco Retirement Plans and Long-Term Disability Policy

        Upon retirement at or after age 65, or if voluntary or involuntary termination of employment had occurred on December 31, 2014, Messrs. Volas and Moore would be fully vested in the present value of accumulated benefits shown in the last column of the "2014 Pension Plan Table" above, as well as the amounts in the "2014 Non-Qualified Deferred Compensation" table above, and benefits would become payable under the plans, as described above. The values shown in the 2014 Pension Plan Table would be paid on a monthly basis and not as lump sum payments. All payments referred to above would be made by Masco, other than Pension Plan payments, which would be made from the trust established pursuant to the Pension Plan.

        If disability had terminated employment of any of our named executive officers on December 31, 2014, under our long-term disability plan that officer would receive a maximum benefit of $144,000 per year, payable from our long-term disability insurance policy; in addition, Mr. Volas would have received a BRP disability benefit with respect to the underlying Pension Plan, plus the SERP disability benefit described above under "Supplemental Executive Retirement Plan." After reductions by the insured long-term disability benefit, resulting present values for disability benefits would have been $6,677,616 for Mr. Volas; $117,885 for Mr. Buck, $65,313 for Mr. Peterson $124,595 for Mr. Moore and $10,989 for Mr. Cushen. The disability benefit would terminate upon the earliest of death, recovery from disability or age 65, at which time the applicable retirement, termination or death benefits would become effective.

        Medical benefits under the SERP, assuming the participant retired at age 65, became disabled, or terminated employment with at least an 80% vested SERP benefit, would have had a present value on December 31, 2014 of $647,699 for Mr. Volas.

Masco Equity Plans

        Absent an agreement for post-termination extended vesting, termination of employment, whether voluntary or involuntary would result in forfeiture to us of all of a named executive officer's unvested restricted stock awards and unvested stock options. Vested stock options remain exercisable for 30 days, in the case of voluntary termination, or three months, in the case of involuntary termination (with or without cause), but not beyond the originally-specified exercise period.

        In the case of disability or death, whether before or after normal retirement date, all restrictions on restricted shares would lapse. Disability or death would cause all unvested stock options to become exercisable; in the case of disability, for the maximum period of time allowed under the original awards, and in the case of death, for up to a year, but not beyond any originally-specified exercise period. If death or disability had occurred on December 31, 2014, the value of restricted shares and options vesting (assuming exercise of the options) at such date, would be as shown in the "Equity" column and in Note 1 in the "Payments Upon Change in Control" table above.

        By design, our restricted stock and stock option awards do not vest upon retirement. Instead, following retirement, equity awards generally continue to vest in accordance with the remaining vesting period. Notwithstanding the foregoing, any termination or change in control provisions in our equity plans applicable to our named executive officers are available generally to salaried employees participating in such plans.

TopBuild Long-Term Incentive Plan

        We expect that prior to the separation, TopBuild will adopt, and Masco as sole stockholder of TopBuild will approve, the TopBuild 2015 Long-Term Incentive Plan (the "LTIP"). The LTIP will authorize us to issue up to a specified number of shares of our common stock pursuant to equity awards to our employees, consultants and directors, and to employees and consultants of our affiliates.

        Any shares that are subject to awards under the LTIP that are forfeited, canceled or expired or withheld by us for payment of income taxes upon vesting of a restricted stock award or restricted stock units, will again become available for issuance under the LTIP, and such shares will not be charged against the maximum share limitation under the LTIP. Any awards settled in cash will not be counted against the maximum share reserve under the LTIP. However, shares delivered in payment of an option and shares that are repurchased by us with the proceeds from any option exercise, and any unissued shares resulting from the settlement of SARs in stock or net settlement of a stock option will not be returned to the number of shares available for issuance under the LTIP. A participant may receive multiple awards under the LTIP. Shares delivered under the LTIP will be authorized but unissued shares of our common stock, treasury shares or shares purchased in the open market or otherwise.

        Under the LTIP, we may grant stock options, stock appreciation rights or SARs, restricted stock, restricted stock units, performance awards and dividend equivalents. Awards may be granted either alone or in addition to, in tandem with or in substitution for any award granted under the LTIP or another plan of the Company or an affiliate.

        Restricted Stock.    A restricted stock award generally provides the recipient with all of the rights of a stockholder, including the right to vote the shares. Restricted stock is generally subject to certain forfeiture conditions as specified by our Compensation Committee and may not be transferred by the recipient until those restrictions lapse.

        Restricted Stock Units.    A restricted stock unit is the right to receive cash, other securities, other awards or other property, subject to the termination of a restricted period specified by our Compensation Committee. Restricted stock units are generally subject to forfeiture conditions and may not be transferred by the recipient until those restrictions lapse. Restricted stock units are not outstanding shares of stock and do not entitle a participant to voting or other rights; however, an award of restricted stock units may provide for the crediting of additional restricted stock units based on the value of dividends paid on our common stock while the award is outstanding.

        Stock Options.    Stock options are rights to purchase a specified number of shares of our common stock at an exercise price of at least 100 percent of the fair market value on the date of grant, except in the case of options granted in substitution of options previously granted by a company we may acquire or as a result of the Separation. The maximum term of an option awarded under the LTIP is ten years after the initial date of grant. There will be maximum annual amounts granted to any one participant as stock options.

        Stock Appreciation Rights.    A SAR entitles a recipient to receive, upon surrender of the SAR, cash equal to the excess of the fair market value of a specified number of shares of our common stock on the date the SAR is surrendered over the fair market value of such shares on the date of grant. There will be maximum annual amounts granted to any one participant as SARs.

        Performance Awards.    Performance awards may be denominated in, or payable in, cash, our common stock, or other securities or awards under the LTIP. Under the LTIP, there will be maximum annual amounts payable to any one participant as performance awards. Performance awards confer rights valued by our Compensation Committee and payable to (or exercisable by) the recipient when the recipient achieves performance goals during a specified performance period. Performance awards to executive officers under the LTIP that are intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code (the "Code") will be subject to meeting performance goals from one or more of the following performance metrics (each as determined in accordance with generally accepted accounting principles and with such adjustments as set forth in the LTIP):

Cash flow Earnings per share EBIT EBITDA Gross margin Gross profit Net income Operating margin Operating profit	Quality measures Return on assets Return on equity Return on invested capital Return on net assets Return on net tangible assets Return on sales Revenue growth Revenues	Safety measures SG&A as a percent of sales Total cost productivity Total shareholder return Working capital Working capital as a percent of sales Working capital efficiency

        The LTIP provides full vesting of unvested awards upon a change in control only if a participant fails to receive marketable replacement awards equal in value to awards outstanding at the time of the change in control or, having received such replacement awards, within a two-year period thereafter is terminated or resigns for specified reasons of "good cause" as determined by our Compensation Committee.

        Our Board has the authority to terminate, suspend or discontinue the LTIP at any time, subject to limitations to the extent required by applicable rules and regulations.

 DIRECTOR COMPENSATION

        As compensation for their service on our board of directors, our non-employee directors will receive an annual retainer of $150,000, of which one-half will be paid in cash and one-half will be paid in the form of restricted stock. Additionally, our Chairman of the board of directors will receive an annual cash retainer of $150,000 for service in this position. The additional annual retainers for serving as Chairman of the Audit Committee, Organization and Compensation Committee and Corporate Governance and Nominating Committee will be $20,000, $15,000 and $10,000, respectively. Our directors who are also employees will not receive additional compensation for service as a director.

 OWNERSHIP OF OUR STOCK

        As of the date of this Information Statement, all of the outstanding shares of TopBuild common stock are owned by Masco. After the Separation, Masco will not directly or indirectly own any of our common stock. The following table provides information with respect to the expected beneficial ownership of TopBuild common stock by (1) each identified director of TopBuild, (2) each Named Executive Officer, (3) all identified TopBuild executive officers and directors as a group and (4) each of Masco's current stockholders who we believe will be a beneficial owner of more than 5 percent of TopBuild outstanding common stock (assuming they maintain such ownership positions until the record date and through when the distribution for the Separation occurs) based on current publicly available information.

        Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the distribution, TopBuild will have outstanding an aggregate of approximately [    •    ] shares of common stock based upon approximately [    •    ] shares of Masco common stock outstanding on [    •    ].

        To the extent our directors and executive officers own Masco common stock at the record date for the distribution for the Separation, they will participate in the distribution on the same terms as other holders of Masco common stock.

        The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, shares are considered to be "beneficially" owned if a person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of [    •    ]. No executive officer or director holds any class of equity securities other than Masco common stock or Masco equity awards that may give them the right to acquire beneficial ownership of Masco common stock, and it is not expected that any of them will own any class of equity securities of TopBuild other than common stock following the distribution. Unless otherwise indicated, the address for each beneficial owner who is also a director or executive officer is 260 Jimmy Ann Drive, Daytona Beach, Florida 32114.

	Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number	Percent
Named Executive Officers and Directors
Gerald Volas
Robert M. Buck
John S. Peterson
Dennis W. Archer
Carl T. Camden
Joseph S. Cantie
Alec C Covington
Mark A. Petrarca
Margaret M. Whelan
All executive officers and directors as a group (14 individuals)
5% Holders
BlackRock Inc.(2)	21,197,965	6%
40 East 52nd Street, New York, New York 10022
Capital World Investors(3)	31,748,751	8.9%
333 South Hope Street, Los Angeles, California 90071
The Vanguard Group(4)	27,238,709	7.6%
100 Vanguard Blvd., Malvern, Pennsylvania 19355

*
Indicates that the percentage of beneficial ownership does not exceed 1% of the outstanding shares of common stock.

(1)
Ownership information is based on the number of Masco's outstanding shares of common stock. We will provide beneficial ownership information for our expected directors and officers in an amendment to this Information Statement.

(2)
Based on a Schedule 13G filed with the SEC on January 30, 2015, on December 31, 2014, BlackRock Inc. (through certain of its subsidiaries) beneficially owned 21,197,965 shares of Masco common stock, with sole voting power over 18,280,588 shares and sole dispositive power over all of the shares.

(3)
Based on a Schedule 13G filed with the SEC on February 13, 2015, on December 31, 2014, Capital World Investors is deemed to have beneficially owned and have sole voting power and sole dispositive power over 31,748,751 shares of Masco common stock as a result of Capital Research and Management Company acting as an investment advisor. Capital World Investors disclaims beneficial ownership of all of these shares.

(4)
Based on a Schedule 13G filed with the SEC on February 11, 2015, on December 31, 2014, The Vanguard Group and certain of its subsidiaries beneficially owned 27,238,709 shares of Masco common stock, with sole voting power over 607,788 shares, sole dispositive power over 26,653,004 shares and shared dispositive power over 585,705 shares.

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of the material terms of our certificate of incorporation and our bylaws that will be in effect immediately following the Separation. Reference is made to the more detailed provisions of the certificate of incorporation and bylaws, copies of which will be filed (in final form) with the SEC as exhibits to the registration statement on Form 10 of which this Information Statement is a part, and applicable law.

General

        Upon completion of the Separation, we will be authorized to issue [    •    ] shares of common stock, par value $0.01 per share, and [    •    ] shares of preferred stock, par value $0.01 per share.

Common Stock

        Common stock outstanding.    Upon completion of the Separation, we expect there will be approximately [    •    ] shares of our common stock outstanding, to be held of record by [    •    ] stockholders based upon approximately [    •    ] shares of Masco common stock outstanding as of [    •    ], 2015, applying the distribution ratio of one share of our common stock for every [    •    ] shares of Masco common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the Separation will be fully paid and non-assessable.

        Voting rights.    The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

        Dividends.    Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. See "Dividend Policy."

        Rights upon liquidation.    In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

        Other rights.    The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        Our board of directors has the authority to issue, without further vote or action by our stockholders, the preferred stock in one or more series and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

        The issuance of preferred stock could adversely affect the voting power of the holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TopBuild without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, TopBuild has no plans to issue any of the preferred stock.

Election and Removal of Directors

        We expect that our board of directors will initially consist of seven directors, and thereafter, the number of directors will be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the board of directors. No director is removable by the stockholders except for cause, and directors may be removed for cause only by an affirmative vote of a majority of the total voting power of outstanding securities generally entitled to vote in the election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office (although less than a quorum) or by the sole remaining director.

Classified Board of Directors

        Our board of directors is divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will initially serve until our annual meetings of stockholders in 2016, 2017 and 2018, respectively. At each annual meeting of stockholders, directors will be elected for three-year terms to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. See "Management—Directors Following the Separation."

Limits on Written Consents

        Our certificate of incorporation and bylaws provide that holders of our common stock will not be able to act by written consent without a stockholder meeting.

Stockholder Meetings

        Our certificate of incorporation and bylaws provide that special meetings of our common stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the President and shall be called by the Chairman of the Board of Directors, Chief Executive Officer, President or the Secretary, on the written request of three directors. Our bylaws provide that business transacted at any special meeting will be limited to the purposes stated in the notice of such meeting.

Business Combinations

        Our certificate of incorporation generally provides that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 95% of our outstanding voting power. A "related person" means any holder of 30% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require any stockholder approval.

        These requirements of our certificate of incorporation do not apply, however, to a business combination with a related person, if:

  •
  the cash, or fair market value of other consideration, to be received per share by holders of our common stock in the business combination bears the same or a greater percentage relationship to the market price of our common stock immediately prior to the announcement of the business combination as the highest per share price which the related person has previously paid for any of the shares of our common stock already owned by it bears to the market price of our common stock immediately prior to the commencement of acquisition of our common stock by the related person;

  •
  the cash, or fair market value of other consideration, to be received per share by holders of our common stock in the business combination (i) is not less than the highest per share price paid by the related person in acquiring any of its holdings of our common stock, and (ii) is not less than the earnings per share of our common stock for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination, multiplied by the then price/earnings multiple (if any) of the related person;

  •
  after the related person has acquired a 30% interest and prior to the consummation of the business combination: (i) the related person has taken steps to ensure that the board of directors included at all times representation by continuing director(s) proportionate to the stockholdings of our public common stockholders not affiliated with the related person; (ii) there shall have been no reduction in the rate of dividends payable on our common stock except as necessary to insure that a quarterly dividend payment does not exceed 5% of our net income for the four full consecutive fiscal quarters immediately preceding the declaration date of that quarterly dividend, or except as may have been approved by a unanimous vote of the directors; (iii) the related person has not acquired any newly issued shares of stock, directly or indirectly, from us (except upon conversion of convertible securities acquired by it prior to obtaining a 30% interest or as a result of a pro rata stock dividend or stock split); and (iv) the related person has not acquired any additional shares of our outstanding common stock or securities convertible into common stock except as a part of the transaction which results in the related person acquiring its 30% interest;

  •
  The related person may not have (i) received the benefit, directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credits of or provided by us, or (ii) made any major change in our business or equity capital structure without the unanimous approval of the directors, in either case prior to the consummation of the business combination; and

  •
  A proxy statement has been mailed to all holders of our common stock for the purpose of soliciting stockholder approval of the business combination.

Amendment of Certificate of Incorporation

        Our certificate of incorporation provides that the amendment of the provisions described under "Common Stock—Voting Rights," "Amendment of Bylaws," "Election and Removal of Directors," "Classified Board of Directors," "Limits on Written Consents," and "Stockholder Meetings" require the affirmative vote of holders of at least 80% of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class. In addition, any amendment to the provisions described under "Business Combinations" above requires the vote of at least 95% in voting power of all of the outstanding shares of our stock entitled to vote. Pursuant to Delaware law, the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

        Our bylaws are generally subject to alteration, amendment or repeal, and new bylaws may be adopted, with:

  •
  the affirmative vote of a majority of the whole board; or

  •
  the affirmative vote of holders of 80% of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class.

Other Limitations on Stockholder Actions

        Our bylaws also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or, if applicable, special meeting of stockholders.

        Under these procedural requirements, in order to nominate a director or bring a proposal for any other business before a meeting of stockholders, a stockholder is required to deliver timely notice of the nomination or proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with, among other things, the following:

  •
  information relating to each director nominee, if any, required to be disclosed in the solicitation of proxies for the election of directors pursuant to the Exchange Act;

  •
  a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that the director nominee has with any other person or entity other than the Corporation in connection with candidacy or service as a director of the Corporation;

  •
  a brief description of the business, if any, to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting, and any material interest of the stockholder or beneficial owner in the proposal;

  •
  the name and address of the stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made;

  •
  for each class or series of stock, the number of shares beneficially owned by the stockholder and beneficial owner and a representation that the stockholder is a holder of record entitled to vote at the meeting; and

  •
  a description of any agreement, arrangement or understanding that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, the stockholder or beneficial owner or any nominee with respect to our securities.

        To be timely, a stockholder is generally required to deliver notice:

  •
  in connection with an annual meeting of stockholders, not less than 120 nor more than 150 days prior to the first anniversary of the annual meeting of stockholders held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us no earlier than 120 days prior to the annual meeting and no later than the later of 70 days prior to the date of the annual meeting or the 10th day following the day on which we first publicly announced the date of the annual meeting; or

  •
  in connection with the election of a director at a special meeting of stockholders, not earlier than 150 days prior to the date of the special meeting nor more than the later of 120 days prior to the date of the special meeting or the 10th day following the day on which we first publicly announced the date of the special meeting.

        If a stockholder fails to follow the required procedures, the stockholder's proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

        Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed only for the following:

  •
  any breach of the director's duty of loyalty to our company or our stockholders;

  •
  any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

  •
  any transaction from which the director derived an improper personal benefit.

        As a result, neither we nor our stockholders have the right, including through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

        Our certificate of incorporation provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threated to be made, a party, whether civil or criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

        We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any officer or director of the Company against expenses, judgments, attorney's fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of the Company.

Forum Selection

        Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

        For risks related to the forum selection provision, see "Risk Factors—Risks Relating to Our Common Stock—Our bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees." and "Risk Factors—Risks Relating to Our Common Stock—We may not achieve the intended benefits of having an exclusive forum provision if it is found to be unenforceable."

Anti-Takeover Effects of Some Provisions

        Some of the provisions of our certificate of incorporation and bylaws (as described above) could make the following more difficult:

  •
  acquisition of control of us by means of a proxy contest or otherwise, or

  •
  removal of our incumbent officers and directors.

        These provisions, including our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

        We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's voting stock, or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years after becoming an interested stockholder unless:

  •
  the board of directors of the corporation had, prior to the person becoming an interested stockholder, approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

  •
  following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder

        Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Distributions of Securities

        TopBuild was formed in February 2015 under the name Masco SpinCo Corp., and since its formation, it has not sold any securities, including sales of reacquired securities, new issues (other than to Masco in connection with its formation), securities issued in exchange for property, services or other securities, or new securities resulting from the modification of outstanding securities.

Transfer Agent and Registrar

        We expect our transfer agent and registrar for the common stock will be Computershare Trust Company, N.A.

Listing

        We have applied to list our common stock on the NYSE under the symbol "BLD."

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Separation from Masco

        The Separation will be accomplished by Masco distributing all of its shares of TopBuild common stock to holders of Masco common stock entitled to such distribution, as described in the section entitled "The Separation" included elsewhere in this Information Statement. Completion of the Separation will be subject to satisfaction or waiver by Masco of the conditions to the Separation described under "The Separation—Conditions to the Separation."

        As part of our Separation, we will enter into a Separation and Distribution Agreement and several other agreements with Masco to effect the Separation and provide a framework for our relationships with Masco after the Separation. See "The Separation—Agreements with Masco" for information regarding these agreements.

Related Party Transactions

        As a current operating segment of Masco, we engage in related party transactions with Masco. Those transactions are described in more detail in Note C to the accompanying audited combined financial statements.

Relationship with Kelly Services

        Mr. Camden, whom we currently expect will become a member of our board of directors, is the Chief Executive Officer and President of Kelly Services, Inc. We purchased approximately $0.1 million, $0.2 million and $0.3 million of Kelly Services' services in the years ended December 31, 2012, December 31, 2013 and December 31, 2014.

  Related Party Transaction Policy

        We expect that our board of directors will adopt a related person transactions policy prior to the completion of the Separation that will require our board of directors or a committee of independent directors to approve or ratify any transaction involving us in which any director, director nominee, executive officer, 5% beneficial owner or any of their immediate family members has a direct or indirect material interest. This policy will cover financial transactions, or any series of similar transactions, including indebtedness and guarantees of indebtedness, as well as transactions involving employment, but will exclude transactions determined by our board of directors or a committee of independent directors not to involve a material interest of the related person, such as ordinary course of business transactions of $120,000 or less and transactions in which the related person's interest is derived solely from service as a director of another entity or ownership of less than 10% of another entity's stock. The policy will require directors, director nominees and executive officers to provide prompt written notice to the Secretary of any related transaction so it can be reviewed by our board of directors or a designated committee of our board of directors consisting solely of independent directors to determine whether the related person has a direct or indirect material interest. If our board of directors or such committee determines this is the case, our board of directors or such committee will consider all relevant information to assess whether the transaction is in, or not inconsistent with, our best interests and the best interests of our stockholders. Our board of directors will annually review this policy and make changes as appropriate.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed in the Separation as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedule to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedule. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for the full text of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedule, at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this information statement is not incorporated by reference into this Information Statement or the registration statement of which this Information Statement is a part.

        After the Separation, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

 INDEX TO FINANCIAL STATEMENTS

TOPBUILD CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Masco Corporation:

        In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of TopBuild Corp. at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
March 4, 2015

TOPBUILD CORP.

COMBINED BALANCE SHEETS

	At December 31,
	2014	2013
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$2,970	$3,020
Receivables, net	220,180	204,510
Inventories	106,970	97,990
Prepaid expenses and other	5,120	5,040

Total current assets	335,240	310,560
Property and equipment, net	93,160	106,350
Goodwill	1,044,040	1,044,040
Other intangible assets, net	2,960	4,130
Other assets	1,030	1,870

Total Assets	$1,476,430	$1,466,950

LIABILITIES and EQUITY
Current Liabilities:
Accounts payable	$228,720	$183,780
Accrued liabilities	72,750	72,810

Total current liabilities	301,470	256,590
Deferred income taxes	182,280	165,390
Other liabilities	40,390	42,280

Total Liabilities	524,140	464,260

Commitments and contingencies
Equity:
Parent Company investment	952,290	1,002,690

Total Equity	952,290	1,002,690

Total Liabilities and Equity	$1,476,430	$1,466,950

See notes to combined financial statements.

TOPBUILD CORP.

COMBINED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2014	2013	2012
	(In thousands)
Net sales	$1,512,080	$1,411,530	$1,207,890
Cost of sales	1,180,410	1,108,840	974,730

Gross profit	331,670	302,690	233,160
Selling, general and administrative expenses	290,950	278,580	273,090
Charge for litigation settlements	—	—	76,000

Operating profit (loss)	40,720	24,110	(115,930)

Other income (expense), net:
Interest expense—related party	(12,400)	(13,360)	(13,880)
Other, net	20	30	70

	(12,380)	(13,330)	(13,810)

Income (loss) from continuing operations before income taxes	28,340	10,780	(129,740)
Income tax expense	17,840	22,320	24,640

Income (loss) from continuing operations	10,500	(11,540)	(154,380)
Loss from discontinued operations, net	(1,100)	(1,190)	(37,720)

Net income (loss)	$9,400	$(12,730)	$(192,100)

Other comprehensive income (loss)
Currency translation adjustment	—	—	(1,750)

Total comprehensive income (loss)	$9,400	$(12,730)	$(193,850)

See notes to combined financial statements.

TOPBUILD CORP.

COMBINED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2014	2013	2012
	(In thousands)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
Net income (loss)	$9,400	$(12,730)	$(192,100)
Depreciation and amortization	26,080	27,490	29,640
Deferred income taxes	16,710	21,600	40,530
Loss on disposition of discontinued operations, net	—	—	6,330
Stock-based compensation	3,760	3,900	4,050
Other items, net	280	530	(1,690)
Increase in receivables	(15,670)	(22,240)	(19,980)
Increase in inventories	(8,980)	(12,630)	(8,790)
Increase in accounts payable and accrued liabilities, net	40,280	18,750	40,090

Net cash from (for) operating activities	71,860	24,670	(101,920)

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:
Net transfer (to) from Parent Company	(60,650)	(18,120)	112,920

Net cash (for) from financing activities	(60,650)	(18,120)	112,920

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES:
Capital expenditures	(13,140)	(14,010)	(11,280)
Proceeds from disposition of:
Property and equipment	1,000	280	1,110
Businesses	—	—	7,360
Other, net	880	(540)	(850)

Net cash for investing activities	(11,260)	(14,270)	(3,660)

CASH AND CASH EQUIVALENTS:
(Decrease) increase for the year	(50)	(7,720)	7,340
At January 1	3,020	10,740	3,400

At December 31	$2,970	$3,020	$10,740

See notes to combined financial statements.

TOPBUILD CORP.

COMBINED STATEMENTS OF EQUITY

	For the years ended December 31,
	Total	Parent Company Investment	Accumulated Other Comprehensive Income
	(In thousands)
Balance, January 1, 2012	$1,103,650	$1,101,900	$1,750
Total comprehensive loss	(193,850)	(192,100)	(1,750)
Net transfer from Parent Company	116,970	116,970

Balance, December 31, 2012	$1,026,770	$1,026,770	$—
Total comprehensive loss	(12,730)	(12,730)
Net transfer to Parent Company	(11,350)	(11,350)

Balance, December 31, 2013	$1,002,690	$1,002,690	$—
Total comprehensive income	9,400	9,400
Net transfer to Parent Company	(59,800)	(59,800)

Balance, December 31, 2014	$952,290	$952,290	$—

See notes to combined financial statements.

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

        On September 30, 2014, Masco Corporation ("Masco," or the "Parent Company") announced strategic initiatives designed to drive shareholder value, including the separation of Masco's Installation and Other Services segment ("Masco's Services Business") into a stand-alone public company to be named TopBuild Corp. ("TopBuild") through a tax-free distribution (referred to as the "Separation"). The Separation will be achieved through the distribution of 100 percent of the outstanding capital stock of TopBuild to holders of Masco Corporation common stock. Immediately following the Separation, Masco Corporation stockholders will own 100 percent of the outstanding shares of common stock of TopBuild. Although the legal transfer of Masco's Services Business to TopBuild has yet to take place, for ease of reference, these combined financial statements are collectively referred to as those of TopBuild or the "Company."

        The combined financial statements of TopBuild were prepared, on a stand-alone basis, in connection with the Separation and reflect the combined historical results of operations, financial position and cash flows of Masco's Services Business, including an allocable portion of corporate costs.

        We report our business in two segments, Installation and Distribution. Our Installation segment principally includes the sale and installation of insulation and other building products. Our Distribution segment principally includes the distribution of insulation and other building products. Our segments are based on our operating units, for which financial information is regularly evaluated by our corporate operating executives.

B. ACCOUNTING POLICIES

        Financial Statement Presentation.    The combined financial statements have been developed in conformity with accounting principles generally accepted in the United States of America. Our financial statements have been derived from the financial statements and accounting records of Masco Corporation using the historical results of operations, and historical basis of assets and liabilities of the Services Business and reflect Masco's net investment in the Services Business. Historically, stand-alone financial statements have not been prepared for the Services Business.

        All intercompany transactions between the TopBuild entities have been eliminated. Transactions between TopBuild and Masco, with the exception of purchase transactions, are reflected in equity in the combined balance sheets as "Parent Company investment" and in the combined statements of cash flows as a financing activity in "Net transfer (to) from Parent Company." See Note C for additional information regarding related party transactions.

        The accompanying financial statements include allocations of general corporate expenses that were incurred by Masco for functions such as corporate human resources, finance and legal, including salaries, benefits and other related costs. These general corporate expenses were allocated to TopBuild on the basis of revenues. Total allocated general corporate costs were $22.0 million, $22.1 million and $20.9 million for the years ended December 31, 2014, 2013 and 2012, respectively and are included in selling, general and administrative expenses.

        Masco incurs certain operating expenses on behalf of the Services Business that are allocated to TopBuild based on direct usage or benefit. These allocated operating expenses were $17.8 million, $16.0 million and $20.7 million for the years ended December 31, 2014, 2013 and 2012, respectively and are included in selling, general and administrative expenses. In TopBuild's reporting segments'

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

B. ACCOUNTING POLICIES (Continued)

operating profit (loss), an estimate of these operating expenses are allocated to each reporting segment based on a percentage of sales.

        These combined financial statements may not reflect the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect the combined results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

        Use of Estimates and Assumptions in the Preparation of Financial Statements.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions.

        Revenue Recognition.    We recognize revenue as title to products and risk of loss transfers to customers for our Distribution segment. We recognize revenue for our Installation segment on the percentage of completion method of accounting based on the amount of material installed and associated labor costs at our customers' locations compared to the total expected cost for the contract. The amount of revenue recognized for our Installation segment which had not been billed as of December 31, 2014 and 2013 was $23.6 million and $24.2 million, respectively. We recognize estimated reductions to revenue for customer programs and incentive offerings, including special pricing and other volume-based incentives.

        Cash and Cash Equivalents.    We consider all highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.

        Receivables, net.    We do significant business with a number of customers, principally homebuilders. We monitor our exposure for credit losses on our customer receivable balances and the credit worthiness of our customers on an on-going basis and record related allowances for doubtful accounts. Allowances are estimated based upon specific customer balances, where a risk of default has been identified, and also include a provision for non-customer specific defaults based upon historical collection, return and write-off activity. During downturns in our markets, declines in the financial condition and creditworthiness of customers impact the credit risk of the receivables involved and we have incurred additional bad debt expense related to customer defaults. Receivables, net are presented net of certain allowances (including allowances for doubtful accounts) of $6.5 million at both December 31, 2014 and 2013.

        Inventory.    Inventories consist primarily of insulation, garage doors, rain gutters, closet shelving and other products. We value inventory at the lower of cost or market. The cost of inventories is determined by the first in-first out cost method. Inventory value is evaluated at each balance sheet date to ensure that it is carried at the lower of cost or market. As of December 31, 2014 and 2013, all inventory consisted of finished goods.

        Property and Equipment.    Property and equipment, including significant betterments to existing facilities, are recorded at cost. Upon retirement or disposal, the cost and accumulated depreciation are

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

B. ACCOUNTING POLICIES (Continued)

removed from the accounts and any gain or loss is included in the combined statements of operations. Maintenance and repair costs are charged against earnings as incurred.

        We review our property and equipment as an event occurs or circumstances change that would more likely than not reduce the fair value of the property and equipment below the carrying amount. If the carrying amount is not recoverable from its undiscounted cash flows, then we would recognize an impairment loss for the difference between the carrying amount and the current fair value. Further, we evaluate the remaining useful lives of property and equipment at each reporting period to determine whether events and circumstances warrant a revision to the remaining depreciation periods.

        Depreciation.    Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: buildings and land improvements, 2 1/2 to 10 percent, software and company vehicles, 17 percent to 33 percent, and equipment, 5 to 33 percent. Depreciation expense was $24.9 million, $26.2 million and $28.2 million in 2014, 2013 and 2012, respectively.

        Goodwill and Other Intangible Assets.    We perform our annual impairment testing of goodwill in the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have defined our reporting units and completed the impairment testing of goodwill at the operating segment level. Our operating segments are reporting units that engage in business activities, for which discrete financial information, including five-year forecasts, are available. We compare the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Accounting guidance defines fair value as "the price that would be received to sell an asset or to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation. Fair value for our reporting units is determined using a discounted cash flow method, which includes significant unobservable inputs (Level 3 inputs).

        Determining market values using a discounted cash flow method requires us to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based upon historical experience, current market trends, consultations with external valuation specialists and other information. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures, and generally utilize a one to three percent long-term assumed annual growth rate of cash flows for periods after the five-year forecast. An impairment loss is recognized to the extent that a reporting unit's recorded goodwill exceeds the implied fair value of goodwill.

        Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. We evaluate the remaining useful lives of amortizable intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

B. ACCOUNTING POLICIES (Concluded)

periods of amortization. See Note F for additional information regarding Goodwill and Other Intangible Assets.

        Insurance Reserves.    We use a combination of high deductible insurance and matching deductible insurance for a number of risks, including, but not limited to, workers' compensation, general, vehicle and property liabilities. Our workers' compensation insurance is primarily a high-deductible insurance program and our primary general liability insurance is a matching deductible program. We are insured for covered claims above the deductibles and retentions. The liabilities represent our best estimate of our costs, using generally accepted actuarial reserving methods, of the ultimate obligations for reported claims plus those incurred but not reported claims through December 31, 2014 and 2013. The accruals are adjusted as new information develops or circumstances change that would affect the estimated liability.

        Stock-Based Compensation.    TopBuild employees have historically participated in Masco's stock-based compensation plans. Stock-based compensation expense has been allocated to TopBuild based on the awards and options previously granted to TopBuild employees. We measure compensation expense for stock awards at the market price of Masco's common stock at the grant date. Such expense is recognized ratably over the shorter of the vesting period of the stock awards, typically 5 to 10 years, or the length of time until the grantee becomes retirement-eligible at age 65.

        We measure compensation expense for stock options using a Black-Scholes option pricing model. We utilize the shortcut method to determine the tax windfall pool associated with stock options.

        Interest and Penalties on Uncertain Tax Positions.    Interest and penalties on our uncertain tax positions, if recorded, are reported in income tax expense.

        Recently Issued Accounting Pronouncements.    In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard for revenue recognition, Accounting Standards Codification 606 (ASC 606). The purpose of ASC 606 is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability across industries. ASC 606 is effective for us for annual periods beginning January 1, 2017. We are currently evaluating the impact the adoption of this new standard will have on our combined results of operations.

        In April 2014, the FASB issued Accounting Standards Update 2014-8 (ASU 2014-8), "Reporting of Discontinued Operations and Disclosure of Disposals of Components of an Entity," which changes the criteria for determining which disposals can be presented as discontinued operations and modifies the related disclosure requirements. ASU 2014-8 is effective for us beginning January 1, 2015. We do not expect that the adoption will have a significant impact on our combined financial position or results of operations.

C. RELATED PARTY TRANSACTIONS

        Masco Corporation provides us with certain services, which include the administration of treasury, employee compensation and benefits, public and investor relations, internal audit, corporate tax and legal services. These general corporate expenses incurred by Masco, which have been allocated to TopBuild, based on our sales and totaled $22.0 million, $22.1 million and $20.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. Some of these services will continue to be provided to us on a temporary basis following the Separation. Masco incurs certain operating expenses

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

C. RELATED PARTY TRANSACTIONS (Concluded)

on behalf of the Services Business that are allocated to TopBuild based on direct usage or benefit. These allocated operating expenses were $17.8 million, $16.0 million and $20.7 million for the years ended December 31, 2014, 2013 and 2012, respectively and are included in selling, general and administrative expenses. In TopBuild's reporting segments' operating profit (loss), an estimate of these operating expenses are allocated to each reporting segment based on a percentage of sales.

        The financial information in these combined financial statements does not necessarily reflect the expenses that would have been incurred had we been a separate stand-alone entity. As such, the financial information herein may not necessarily reflect our combined financial position, results of operations and cash flow in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses are reasonable.

        Masco maintains a centralized treasury function for all U.S. based subsidiaries. Through this centralized treasury function, all of Masco's domestic subsidiaries maintain separate bank accounts with a financial institution. Masco then performs a daily sweep of the cash received from the previous day while at the same time depositing enough money for the outstanding checks expected to clear that same day. Thus, due to the sweep/deposit process, at the end of each day each subsidiary maintains a cash balance of funds received that day.

        When Masco funds the disbursement account, there is a corresponding entry recorded to increase Parent Company investment in TopBuild. Similarly, when Masco sweeps available cash from TopBuild, there is a corresponding entry recorded to decrease Parent Company investment in TopBuild.

        Historically, interest has been charged each month as an adjustment to Parent Company investment in TopBuild. The combined financial statements reflect an interest expense charge of $12.4 million, $13.4 million and $13.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. The charge was based on the monthly average intercompany balance payable to Masco Corporation based on a 12-month Libor plus two percent.

        Transactions between us and Masco Corporation, with the exception of purchase transactions, are reflected in equity in the combined balance sheet as "Parent Company investment" and in the combined statement of cash flows as a financing activity in "Net transfer (to) from Parent Company." TopBuild purchases from Masco businesses aggregated $6.7 million, $6.4 million and $4.7 million, in 2014, 2013 and 2012, respectively, and have been included in cost of sales. The amounts owed to Masco subsidiaries was $0.6 million and $0.5 million at December 31, 2014 and 2013, respectively, and have been included in Parent Company investment.

D. DISCONTINUED OPERATIONS

        The presentation of discontinued operations includes components that we sold, which comprises operations and cash flows that can be clearly distinguished from the rest of the Company. We sold our drywall installation, millwork and framing businesses, which comprised all the businesses being sold, for proceeds aggregating $7.4 million in 2012. We also discontinued our Canadian distribution business in 2012. We have no continuing involvement in these product lines or businesses.

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

D. DISCONTINUED OPERATIONS (Concluded)

        Selected financial information for the discontinued operations during the period owned by us, were as follows, in thousands:

	2014	2013	2012
Net sales	$—	$—	$72,000

Operating loss from discontinued operations	$(1,100)	$(1,190)	$(15,250)
Loss on disposal of discontinued operations, net	—	—	(6,330)

Loss before income tax	$(1,100)	$(1,190)	$(21,580)
Income tax expense	—	—	16,140

Loss from discontinued operations, net	$(1,100)	$(1,190)	$(37,720)

        Loss on disposal of discontinued operations, in 2012, includes $1.8 million of income related to the recognition of deferred currency translation adjustment, due to the disposition of the Canadian business.

E. PROPERTY AND EQUIPMENT

	At December 31,
	2014	2013
	(In thousands)
Land and improvements	$8,060	$8,090
Software	124,840	119,510
Buildings	39,520	39,840
Equipment	80,810	76,630
Company vehicles	38,960	40,520

	292,190	284,590
Less: Accumulated depreciation	(199,030)	(178,240)

Total	$93,160	$106,350

        We lease company vehicles and warehouse facilities, some under noncancellable operating leases. Rental expense recorded in the combined statements of operations totaled approximately $39.4 million, $34.0 million and $29.4 million during 2014, 2013 and 2012, respectively. Future minimum lease payments, including payments to related parties, at December 31, 2014 were approximately as follows: 2015—$37.0 million; 2016—$22.3 million; 2017—$12.8 million; 2018—$5.2 million; 2019—$1.6 million; 2020 and beyond—$0.2 million.

        We lease operating facilities from certain related parties, primarily former owners (and in certain cases, current management personnel) of companies acquired. Such leases approximate market value and comprised less than 50 of our leases. Rental expense includes expense to such related parties of approximately $2.7 million, $2.7 million and $3.7 million in 2014, 2013 and 2012, respectively. Future minimum lease payments to related parties (included above), at December 31, 2014 were approximately as follows: 2015—$1.6 million; 2016—$0.7 million; 2017—$0.4 million; 2018—$0.1 million; 2019 and beyond—$—million.

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

E. PROPERTY AND EQUIPMENT (Concluded)

        One of our leased assets is used by our Parent Company, for which they have reimbursed us $3.8 million, $0.9 million and $0.9 million in 2014, 2013 and 2012, respectively. This operating lease contains a guarantee of the residual value. In December 2014 we notified the lessor that we intended to terminate the lease and in accordance with the terms of the agreement the lessor will sell the leased asset to a third party and we will be liable for the difference between the contractual value and the ultimate proceeds from the sale, up to $7.3 million. Accordingly, a liability of $2.9 million was established in 2014 for the estimated fair value of this guarantee. Masco has committed to reimburse us for this amount. We anticipate that this leased asset will be disposed in the second quarter of 2015.

F. GOODWILL AND OTHER INTANGIBLE ASSETS

        There were no changes in the carrying amount of goodwill for 2014 and 2013. The goodwill balances by segment, were as follows, in thousands:

	Gross Goodwill At December 31, 2014	Accumulated Impairment Losses	Net Goodwill At December 31, 2014
Installation	$1,389,750	$(762,000)	$627,750
Distribution	416,290	—	416,290

Total	$1,806,040	$(762,000)	$1,044,040

	Gross Goodwill At December 31, 2013	Accumulated Impairment Losses	Net Goodwill At December 31, 2013
Installation	$1,389,750	$(762,000)	$627,750
Distribution	416,290	—	416,290

Total	$1,806,040	$(762,000)	$1,044,040

        In the fourth quarters of 2014 and 2013, we completed our annual impairment testing of goodwill and other indefinite-lived intangible assets. The impairment test in 2014 and 2013 indicated there was no impairment of goodwill or other indefinite-lived intangible assets.

        Other intangible assets, net includes the carrying value of our definite-lived intangible assets of $2.6 million (net of accumulated amortization of $17.2 million) at December 31, 2014 and $3.7 million (net of accumulated amortization of $16.0 million) at December 31, 2013. Definite-lived intangible assets principally includes customer relationships and non-compete agreements, with a weighted average amortization period of four years in both 2014 and 2013. Amortization expense related to the definite-lived intangible assets was $1.2 million, $1.3 million and $1.4 million in 2014, 2013 and 2012, respectively.

        At December 31, 2014, amortization expense related to the definite-lived intangible assets during each of the next five years was as follows: 2015—$1.0 million; 2016—$0.7 million; 2017—$0.3 million; 2018—$0.1 million and 2019—$0.1 million.

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

G. ACCRUED LIABILITIES

	At December 31,
	2014	2013
	(In thousands)
Salaries, wages and commissions	$24,710	$24,500
Insurance reserves	24,890	31,330
Other	23,150	16,980

Total	$72,750	$72,810

H. OTHER LIABILITIES

	At December 31,
	2014	2013
	(In thousands)
Insurance reserves	$39,970	$41,770
Other	420	510

Total	$40,390	$42,280

I. STOCK-BASED COMPENSATION

        Masco Corporation's 2014 Long Term Stock Incentive Plan and the prior long-term stock incentive plan (the "Equity Plan") provides for the issuance of stock-based incentives in various forms to employees and non-employee Directors of Masco. At December 31, 2014, outstanding stock-based incentives were in the form of long-term stock awards and stock options.

        All awards and options granted under the Equity Plan consist of Masco's common shares and are not necessarily indicative of the expense that TopBuild would have experienced as an independent, publicly-traded company for the periods presented.

        Pre-tax compensation expense and the related income tax benefit for these stock-based incentives were as follows, in thousands:

	2014	2013	2012
Long-term stock awards	$3,490	$3,420	$3,280
Stock options	270	480	770

Total	$3,760	$3,900	$4,050

Income tax benefit (39 percent tax rate—before valuation allowance)	$1,470	$1,520	$1,580

        Outstanding unvested, long-term stock awards granted to TopBuild employees were 0.5 million, 0.7 million and 0.7 million at December 31, 2014, 2013 and 2012, respectively. The activity related to long-term stock awards was not significant in any period. Such long-term stock awards had a weighted average grant date fair value per share of $18, $18 and $17 in 2014, 2013 and 2012, respectively. At December 31, 2014, 2013 and 2012, there was $6.7 million, $8.6 million and $8.8 million, respectively,

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

I. STOCK-BASED COMPENSATION (Concluded)

of total unrecognized compensation expense related to unvested long-term stock awards. The total market value of unvested long-term stock awards at December 31, 2014 (based on Masco's closing stock price at December 31, 2014) was $13.9 million. The restricted stock awards contain non-forfeitable rights to dividends on unvested shares; such unvested restricted stock awards are considered participating securities in Masco stock.

        Outstanding option shares granted to TopBuild employees were 0.6 million, 1.1 million and 1.6 million at December 31, 2014, 2013 and 2012, respectively. Such options had a weighted average exercise price of $24, $23 and $22 per share for 2014, 2013 and 2012, respectively. At December 31, 2014, 2013 and 2012, there was $-- million, $0.3 million and $0.9 million, respectively, of total unrecognized compensation expense (using the Black-Scholes option pricing model for Masco stock) related to unvested stock options. The intrinsic value of unvested stock options at December 31, 2014 (based on Masco's closing stock price at December 31, 2014, less the exercise price) was $2.5 million.

J. EMPLOYEE RETIREMENT PLANS

        Masco Corporation provides qualified defined-benefit pension plans for some of its employees. As such, the portion of the TopBuild liability associated with these plans is not reflected in our balance sheet and will not be recorded at the Separation date as this obligation will be maintained and serviced by Masco Corporation, as all future benefit accruals were frozen effective January 1, 2010.

        Masco Corporation also provides a defined-contribution retirement plan for substantially all employees. We plan to continue to provide a defined-contribution plan, as of our Separation date. In addition, we participate in 20 regional multi-employer pension plans, principally related to building trades; none of the plans are considered significant.

        Pre-tax expense related to our participation in the retirement plans was as follows, in thousands:

	2014	2013	2012
Defined contribution plans	$2,990	$3,100	$2,430
Defined benefit plans	—	30	60
Multi-employer plans	4,520	3,570	3,490

	$7,510	$6,700	$5,980

        The Pension Protection Act ("PPA") defines a zone status for multiemployer pension plans. Plans in the green zone are at least 80 percent funded, plans in the yellow zone are at least 65 percent funded and plans in the red zone are generally less than 65 percent funded. We participate in the Carpenters Pension Trust Fund for Northern California ("NCT"), which is our largest multi-employer plan expense and is in the red zone. The NCT has implemented a funding or rehabilitation plan in accordance with government requirements. Our contributions to NCT have not exceeded 1 percent of the total contributions to the plan.

		PPA Zone Status			Contributions (in thousands)
	Employer Identification Number/Plan Number			Funding Plan Pending/ Implemented				Surcharge Imposed
Pension Fund		2014	2013		2014	2013	2012
NCT	94-6050970/001	Red	Red	Yes	$1,480	$1,290	$1,330	No

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

K. SEGMENT INFORMATION

        Our reportable segments are as follows:

        Installation—principally includes the sale and installation of insulation and other building products. We provide installation services to homebuilders and other general contractors through our company-owned network of over 190 branches located across 43 states in the United States. We sell primarily into the residential new construction market but have seen increasing activity in both the commercial construction industry and repair/remodel of residential housing. We also install other building products including rain gutters, fireplaces, garage doors, closet shelving and other products.

        Distribution—principally includes the distribution of insulation and other building products. Our distributed products include insulation, insulation accessories, rain gutters and roofing, among others. Distributed products are sold primarily to contractors and dealers (including lumber yards) from distribution centers in various parts of the United States.

        Our segments are based on our operating units, for which financial information is regularly evaluated by our corporate operating executives in determining resource allocation and assessing performance. The key performance metric we use to evaluate our businesses is segment operating profit. Accounting policies for the segments are generally the same as those for the Company. We allocate estimated corporate costs from which each segment receives a direct benefit (such as salaries of corporate employees who directly support the segment) to each segment. For the purposes of segment operating profit (loss), these estimated costs are allocated based on a fixed percentage of each segment's sales. Differences between actual costs incurred and the amounts allocated to our segments are included in "Intercompany eliminations and other adjustments."

        Additionally, the intercompany sales from the Distribution segment to the Installation segment are recorded by the Distribution segment with a profit margin and by our Installation segment at cost. The evaluation of Installation segment operating profit (loss) in 2012 excludes the charge for litigation settlements primarily related to the Columbus Drywall litigation. See note M.

        The following is a summary of the annual percentage of net sales by product category:

	2014	2013	2012
Insulation	71%	70%	68%
Rain gutters	7%	7%	7%
Garage doors	3%	3%	2%
Roofing material	2%	3%	4%
Other building products	17%	17%	19%

	100%	100%	100%

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

K. SEGMENT INFORMATION (Concluded)

        Information by segment was as follows, in thousands:

	Net Sales(1)(2)			Operating Profit (Loss)(1)(2)(5)			Assets at December 31,(1)
	2014	2013	2012	2014	2013	2012	2014	2013
Our operations by segment were:
Installation	$963,350	$904,570	$744,910	$23,970	$6,160	$(36,560)	$904,120	$906,180
Distribution	628,810	578,140	528,330	52,330	46,410	37,120	572,310	560,770
Intercompany eliminations and other adjustments	(80,080)	(71,180)	(65,350)	(13,630)	(6,390)	(19,580)	—	—

Total	$1,512,080	$1,411,530	$1,207,890	$62,670	$46,180	$(19,020)	$1,476,430	$1,466,950

General corporate expense, net(3)				(21,950)	(22,070)	(20,910)
Charge for litigation settlements(4)				—	—	(76,000)

Operating profit (loss), as reported				40,720	24,110	(115,930)
Other income (expense), net				(12,380)	(13,330)	(13,810)

Income (loss) from continuing operations before income taxes				$28,340	$10,780	$(129,740)

	Property Additions(2)			Depreciation and Amortization(2)
	2014	2013	2012	2014	2013	2012
Our operations by segment were:
Installation	$9,270	$10,510	$8,080	$22,560	$23,930	$25,740
Distribution	3,870	3,500	3,200	3,520	3,560	3,900

Total	$13,140	$14,010	$11,280	$26,080	$27,490	$29,640

(1)
All of our operations are located in the United States.

(2)
Net sales, operating profit (loss), property additions and depreciation and amortization expense for 2012 excluded the results of businesses reported as discontinued operations in 2012.

(3)
General corporate expense, net included those expenses not specifically attributable to our segments.

(4)
Charge for litigation settlements primarily relates to the Columbus Drywall case in our Installation segment. See note M.

(5)
Intercompany eliminations include the elimination of intercompany profit of $(14.1) million, $(11.2) million and $(10.0) million in 2014, 2013 and 2012, respectively. Other adjustments of $0.5 million, $4.8 million and $(9.6) million in 2014, 2013 and 2012, respectively, primarily include the difference between the estimated corporate costs from which each segment receives a direct benefit and the actual costs incurred for the period, as well as adjustments for insurance reserves managed by Parent Company.

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

L. INCOME TAXES

	2014	2013	2012
	(In thousands)
Income (loss) from continuing operations before income taxes:
U.S	$28,340	$10,780	$(129,740)

Income tax expense (benefit) on income (loss) from continuing operations:
Currently payable:
U.S. Federal	$(30)	$(20)	$(20)
State and local	1,160	740	270
Deferred:
U.S. Federal	14,940	19,110	20,050
State and local	1,770	2,490	4,340

	$17,840	$22,320	$24,640

Deferred tax assets at December 31:
Receivables	$2,560	$2,660
Inventories	2,100	2,010
Other assets, principally stock-based compensation	5,430	5,350
Accrued liabilities	11,590	14,950
Long-term liabilities	26,160	26,500
Net operating loss carryforward	434,090	432,620

	481,930	484,090
Valuation allowance	(454,610)	(452,600)

	27,320	31,490

Deferred tax liabilities at December 31:
Property and equipment	15,320	20,830
Intangibles	191,740	174,180
Other	1,630	1,150

	208,690	196,160

Net deferred tax liability at December 31	$181,370	$164,670

        We applied a method that allocated current and deferred taxes to the members of TopBuild as if it were a separate taxpayer.

        At December 31, 2014 and 2013, the net deferred tax liability consisted of net short-term deferred tax assets included in prepaid expenses and other of $0.9 million and $0.7 million, respectively, and net long-term deferred tax liabilities of $182.3 million and $165.4 million, respectively.

        The deferred portion of the state and local taxes includes a $(2.0) million, $0.8 million and $12.3 million tax (benefit) expense resulting from a change in the valuation allowance against state and local deferred tax assets in 2014, 2013 and 2012, respectively.

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

L. INCOME TAXES (Continued)

        The accounting guidance for income taxes requires that the future realization of deferred tax assets depends on the existence of sufficient taxable income in future periods. Possible sources of taxable income include taxable income in carryback periods, the future reversal of existing taxable temporary differences recorded as a deferred tax liability, tax-planning strategies that generate future income or gains in excess of anticipated losses in the carryforward period and projected future taxable income.

        If, based upon all available evidence, both positive and negative, it is more likely than not (more than 50 percent likely) such deferred tax assets will not be realized, a valuation allowance is recorded. Significant weight is given to positive and negative evidence that is objectively verifiable. A company's three-year cumulative loss position is significant negative evidence in considering whether deferred tax assets are realizable and the accounting guidance restricts the amount of reliance we can place on projected taxable income to support the recovery of the deferred tax assets.

        We have recorded a valuation allowance against our U.S. Federal and certain state deferred tax assets as a non-cash charge to income tax expense. In reaching this conclusion, we considered the significant decline in residential new construction, high level of foreclosure activity and the slower than anticipated recovery in the U.S. housing market which led to U.S. operating losses, causing us to be in a three-year cumulative U.S. loss position.

        During 2010, 2011 and 2012, objective and verifiable negative evidence, such as continued U.S. operating losses and significant impairment charges for U.S. goodwill in 2010, continued to outweigh positive evidence necessary to reduce the valuation allowance. As a result, we recorded increases in the valuation allowance against our U.S. Federal and certain state deferred tax assets as a non-cash charge to income tax expense in 2010, 2011 and 2012.

        A return to sustainable profitability in the U.S. is required before we would change our judgment regarding the need for a valuation allowance against our deferred tax assets.

        Although the recent strengthening in residential new construction activity has resulted in profitability in our U.S. operations in 2013 and 2014, we continue to record a full valuation allowance against the U.S. Federal and certain state deferred tax assets as we remained in a three-year cumulative loss position throughout 2013 and 2014.

        It is reasonably possible that the continued improvements in our U.S. operations could result in the objective positive evidence necessary to warrant the reversal of all or a portion of the valuation allowance by the end of 2015. Until such time, the profits from our U.S. operations will be offset by the net operating loss carryforward.

        We file our tax returns as a member of the Masco consolidated group for federal and certain state jurisdictions. As a result, certain tax attributes, primarily the net operating loss carryforward, are treated as an asset of the Masco group and may be utilized by the Masco group through the end of December 31, 2015, Masco's tax year end. It is anticipated a significant portion and possibly all of our U.S. Federal net operating loss carryforward will be utilized by the Masco consolidated group.

        The $27.3 million and $31.5 million of deferred tax assets at December 31, 2014 and 2013, respectively, for which there is no valuation allowance recorded, is anticipated to be realized through the future reversal of existing taxable temporary differences recorded as deferred tax liabilities.

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

L. INCOME TAXES (Concluded)

        Of the deferred tax asset related to the net operating loss at December 31, 2014, $434.1 million will expire between 2020 and 2034. Of the deferred tax asset related to the net operating loss at December 31, 2013, $432.6 million will expire between 2020 and 2033.

        The tax benefit from certain stock-based compensation is not recognized as a deferred tax asset until the tax deduction reduces cash taxes. Accordingly, as of December 31, 2014, we have not recorded a $6.3 million deferred tax asset on additional net operating losses that, when realized, will be recorded to equity.

        A reconciliation of the U.S. Federal statutory tax rate to the income tax expense (benefit) on income (loss) from continuing operations was as follows:

	2014	2013	2012
U.S. Federal statutory tax rate—expense (benefit)	35%	35%	(35)%
State and local taxes, net of U.S. Federal tax benefit	7	19	2
U.S. Federal valuation allowance	20	150	52
Other, net	1	3	—

Effective tax rate—expense	63%	207%	19%

        Income taxes paid were $1.1 million, $0.7 million and $0.3 million in 2014, 2013 and 2012, respectively.

        We file income tax returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. We, as a member of the Masco consolidated group, participate in the Compliance Assurance Program ("CAP"). CAP is a real-time audit of the U.S. Federal income tax return that allows the Internal Revenue Service ("IRS"), working in conjunction with Masco, to determine tax return compliance with the U.S. Federal tax law prior to filing the return. This program provided us with greater certainty about our tax liability for a given year within months, rather than years, of filing the annual tax return and greatly reduces the need for recording a liability for U.S. Federal uncertain tax positions. The IRS has completed their examination of the Masco consolidated U.S. Federal tax return in which we were included through 2013. With few exceptions, we are no longer subject to state income tax examinations on filed returns for years before 2009.

M. OTHER COMMITMENTS AND CONTINGENCIES

        Litigation.    We are subject to claims, charges, litigation and other proceedings in the ordinary course of our business, including those arising from or related to contractual matters, intellectual property, personal injury, environmental matters, product liability, product recalls, construction defect, insurance coverage, personnel and employment disputes, antitrust issues and other matters, including class actions. We believe we have adequate defenses in these matters and that the likelihood that the outcome of these matters would have a material adverse effect on us is remote. However, there is no assurance that we will prevail in these matters, and we could in the future incur judgments, enter into settlements of claims or revise our expectations regarding the outcome of these matters, which could materially impact our results of operations.

TOPBUILD CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS (Concluded)

M. OTHER COMMITMENTS AND CONTINGENCIES (Concluded)

        In July 2012, Masco reached a settlement agreement related to the Columbus Drywall litigation. Masco and its insulation installation companies named in the suit agreed to pay $75 million in return for dismissal with prejudice and full release of all claims. Masco and its insulation installation companies denied that the challenged conduct was unlawful and admitted no wrongdoing as part of the settlement. A settlement was reached to eliminate the considerable expense and uncertainty of this lawsuit. We recorded the settlement expense in the second quarter of 2012 and the amount was paid in the fourth quarter of 2012. In addition, we settled a related case in 2012 for $1 million.

        Other Matters.    We enter into contracts, which include customary indemnifications that are standard for the industries in which we operate. Such indemnifications include customer claims against builders for issues relating to our products and workmanship. In conjunction with divestitures and other transactions, we occasionally provide customary indemnifications relating to various items including: the enforceability of trademarks; legal and environmental issues; and asset valuations. We evaluate the probability that amounts may be incurred and appropriately record an estimated liability when probable.

        We occasionally use performance bonds to ensure completion of our work on certain larger customer contracts that can span multiple accounting periods. As of December 31, 2014 and 2013, we had performance bonds outstanding, totaling $14.1 million and $11.9 million, respectively. Performance bonds generally do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. In addition, at December 31, 2014 and 2013, respectively, we had $5.4 million and $5.2 million of other types of bonds outstanding, principally license-related.

N. SUBSEQUENT EVENTS

        In connection with the preparation of the combined financial statements and in accordance with GAAP the Company evaluated subsequent events after the balance sheet date of December 31, 2014 through the date these financial statements were issued on March 4, 2015.

 TOPBUILD CORP.
SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

	For the years ended December 31, 2014, 2013 and 2012
Column A	Column B	Column C		Column D		Column E
				(In thousands)
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Allowances for doubtful accounts, deducted from accounts receivable in the balance sheet:
2014	$4,580	$3,560		$—		$(4,180)	(a)	$3,960

2013	$4,880	$3,380		$—		$(3,680)	(a)	$4,580

2012	$9,850	$2,680		$—		$(7,650)	(a)	$4,880

Valuation allowance on deferred tax assets:
2014	$452,600	$3,950		$(1,940)	(b)	$—		$454,610

2013	$436,380	$16,990		$(770)	(b)	$—		$452,600

2012	$344,260	$101,670	(c)	$(9,550)	(d)	$—		$436,380

(a)
Deductions, representing uncollectible accounts written off, less recoveries of accounts written off in prior years.

(b)
Valuation allowance on deferred tax assets recorded primarily in equity.

(c)
Includes a $22.4 million charge to tax expense allocated to discontinued operations.

(d)
Write off of a $8.2 million deferred tax asset on certain net operating loss carryforward against the valuation allowance, as we determined that there was only a remote likelihood that such a carryforward could be utilized; and $1.4 million valuation allowance on deferred tax assets recorded primarily in equity.

TOPBUILD CORP.

CONDENSED COMBINED BALANCE SHEETS (Unaudited)

March 31, 2015 and December 31, 2014

(In Thousands)

	March 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$3,600	$2,970
Receivables, net	217,190	220,180
Inventories	104,390	106,970
Prepaid expenses and other	4,670	5,120

Total current assets	329,850	335,240

Property and equipment, net	92,200	93,160
Goodwill	1,044,040	1,044,040
Other intangible assets, net	2,690	2,960
Other assets	900	1,030

Total Assets	$1,469,680	$1,476,430

LIABILITIES and EQUITY
Current liabilities:
Accounts payable	$197,450	$228,720
Accrued liabilities	75,080	72,750

Total current liabilities	272,530	301,470
Deferred income taxes	181,790	182,280
Other liabilities	42,100	40,390

Total Liabilities	496,420	524,140

Commitments and contingencies
Equity:
Parent Company investment	973,260	952,290

Total Equity	973,260	952,290

Total Liabilities and Equity	$1,469,680	$1,476,430

See notes to condensed combined financial statements.

TOPBUILD CORP.

CONDENSED COMBINED STATEMENTS OF OPERATIONS (Unaudited)

For the Three Months Ended March 31, 2015 and 2014

(In Thousands)

	Three Months Ended March 31,
	2015	2014
Net sales	$358,460	$333,580
Cost of sales	284,640	268,000

Gross profit	73,820	65,580
Selling, general and administrative expenses	74,970	73,450

Operating profit (loss)	(1,150)	(7,870)

Other income (expense), net:
Interest expense—related party	(3,160)	(3,100)
Other, net	10	10

	(3,150)	(3,090)

Loss from continuing operations before income taxes	(4,300)	(10,960)
Income tax benefit	(500)	(2,870)

Loss from continuing operations	(3,800)	(8,090)
Loss from discontinued operations, net	—	(490)

Net loss	$(3,800)	$(8,580)

See notes to condensed combined financial statements.

TOPBUILD CORP.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (Unaudited)

For the Three Months Ended March 31, 2015 and 2014

(In Thousands)

	Three Months Ended March 31,
	2015	2014
NET CASH FOR OPERATING ACTIVITIES	$(18,640)	$(34,240)

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:
Net transfer from Parent Company	21,060	37,280

Net cash from financing activities	21,060	37,280

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES:
Capital expenditures	(2,300)	(2,380)
Other, net	510	870

Net cash for investing activities	(1,790)	(1,510)

CASH AND CASH EQUIVALENTS:
Increase for the period	630	1,530
At January 1	2,970	3,020

At March 31	$3,600	$4,550

See notes to condensed combined financial statements.

TOPBUILD CORP.

COMBINED STATEMENTS OF EQUITY (Unaudited)

For The Three Months Ended March 31, 2015 and 2014

(In Thousands)

	Total	Parent Company Investment
Balance, January 1, 2014	$1,002,690	$1,002,690
Net loss	(8,580)	(8,580)
Net transfer from Parent Company	38,260	38,260

Balance, March 31, 2014	$1,032,370	$1,032,370

Balance, January 1, 2015	$952,290	$952,290
Net loss	(3,800)	(3,800)
Net transfer from Parent Company	24,770	24,770

Balance, March 31, 2015	$973,260	$973,260

See notes to condensed combined financial statements.

TOPBUILD CORP.

NOTE TO CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

A. BASIS OF PRESENTATION

        On September 30, 2014, Masco Corporation ("Masco," or the "Parent Company") announced strategic initiatives designed to drive shareholder value, including the separation of Masco's Installation and Other Services segment ("Masco's Services Business") into a stand-alone public company to be named TopBuild Corp. ("TopBuild") through a tax-free distribution (referred to as the "Separation"). The Separation will be achieved through the distribution of 100 percent of the outstanding capital stock of TopBuild to holders of Masco Corporation common stock. Immediately following the Separation, Masco Corporation stockholders will own 100 percent of the outstanding shares of common stock of TopBuild. Although the legal transfer of Masco's Services Business to TopBuild has yet to take place, for ease of reference, these condensed combined financial statements are collectively referred to as those of TopBuild or the "Company."

        The condensed combined financial statements of TopBuild were prepared, on a stand-alone basis, in connection with the Separation and reflect the combined historical results of operations, financial position and cash flows of Masco's Services Business, including an allocable portion of corporate costs.

        We report our business in two segments, Installation and Distribution. Our Installation segment principally includes the sale and installation of insulation and other building products. Our Distribution segment principally includes the distribution of insulation and other building products. Our segments are based on our operating units, for which financial information is regularly evaluated by our corporate operating executives.

        In our opinion, the accompanying unaudited condensed combined financial statements contain all adjustments, of a normal recurring nature, necessary to state fairly our financial position as at March 31, 2015 and our results of operations for the three months ended March 31, 2015 and 2014 and cash flows for the three months ended March 31, 2015 and 2014. The condensed combined balance sheet at December 31, 2014 was derived from audited financial statements.

B. ACCOUNTING POLICIES

        Financial Statement Presentation.    The condensed combined financial statements have been developed in conformity with accounting principles generally accepted in the United States of America. Our financial statements have been derived from the financial statements and accounting records of Masco Corporation using the historical results of operations, and historical basis of assets and liabilities of the Services Business and reflect Masco's net investment in the Services Business. Historically, stand-alone financial statements have not been prepared for the Services Business.

        All intercompany transactions between the TopBuild entities have been eliminated. Transactions between TopBuild and Masco, with the exception of purchase transactions, are reflected in equity in the condensed combined balance sheets as "Parent Company investment" and in the condensed combined statements of cash flows as a financing activity in "Net transfer (to) from Parent Company."

        A corporate leased asset used by our Parent Company was terminated and an accrual was established in 2014 for the difference between estimated proceeds and the contractual value. Masco has committed to reimburse us. The corporate leased asset was disposed of for the expected proceeds.

        The accompanying condensed combined financial statements include allocations of general corporate expenses that were incurred by Masco for functions such as corporate human resources, finance and legal, including salaries, benefits and other related costs. These general corporate expenses were allocated to TopBuild on the basis of revenues. Total allocated general corporate costs were

TOPBUILD CORP.

NOTE TO CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited) (Continued)

B. ACCOUNTING POLICIES (Continued)

$7.9 million and $5.3 million for the three months ended March 31, 2015 and 2014, respectively, and are included in selling, general and administrative expenses.

        Masco incurs certain operating expenses on behalf of the Services Business that are allocated to TopBuild based on direct usage or benefit. These allocated operating expenses were $4.4 million and $4.8 million for the three months ended March 31, 2015 and 2014, respectively, and are included in selling, general and administrative expenses. In TopBuild's reporting segments' operating profit (loss), an estimate of these operating expenses are allocated to each reporting segment based on a percentage of sales.

        These condensed combined financial statements may not reflect the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect the combined results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

        Recently Issued Accounting Pronouncements:    In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-8 (ASU 2014-8) "Reporting of Discontinued Operations and Disclosure of Disposals of Components of an Entity," which changes the criteria for determining which disposals can be presented as discontinued operations and modifies the related disclosure requirements. On January 1, 2015, we adopted the ASU 2014-8. The adoption of the new standard did not have an impact on our financial position or results of operations.

        In April 2015, the FASB issued Accounting Standards Update 2015-03 (ASU 2015-03) "Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs," that requires that all costs incurred to issue debt be presented in the balance sheet as a direct deduction from the carrying value of the debt. ASU 2015-3 is effective for us for annual periods beginning January 1, 2016. We do not expect that the adoption of the new standard will have a material impact on our financial position.

        During the first quarter ended March 31, 2015, we identified an error related primarily to the misallocation of a favorable legal settlement to general corporate expenses of TopBuild in the fourth quarter of 2014. The impact of the error was to understate the allocation of corporate expenses reported as selling, general and administrative expense and overstate operating profit by $1.9 million. The error was not considered material to the previously reported 2014 financial statements and the adjustment is not considered material to the first quarter 2015 financial statements. The Company recorded the correction of the error by an out-of-period adjustment in the first quarter of 2015.

TOPBUILD CORP.

NOTE TO CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited) (Continued)

C. GOODWILL AND OTHER INTANGIBLES

        The changes in the carrying amount of goodwill for the three months ended March 31, 2015, by segment, were as follows, in thousands:

	Gross Goodwill At Mar. 31, 2015	Accumulated Impairment Losses	Net Goodwill At Mar. 31, 2015
Installation	$1,389,750	$(762,000)	$627,750
Distribution	416,290	—	416,290

Total	$1,806,040	$(762,000)	$1,044,040

	Gross Goodwill At Dec. 31, 2014	Accumulated Impairment Losses	Net Goodwill At Dec. 31, 2014
Installation	$1,389,750	$(762,000)	$627,750
Distribution	416,290	—	416,290

Total	$1,806,040	$(762,000)	$1,044,040

        Other intangible assets, net includes the carrying value of our definite-lived intangible assets of $2.3 million (net of accumulated amortization of $17.5 million) at March 31, 2015 and $2.6 million (net of accumulated amortization of $17.2 million) at December 31, 2014.

D. DEPRECIATION AND AMORTIZATION

        Depreciation and amortization expense was $3.0 million and $6.5 million for the three months ended March 31, 2015 and 2014, respectively.

E. SEGMENT INFORMATION

        Information about us by segment is as follows, in thousands:

	Three Months Ended March 31,
	2015	2014	2015	2014
	Net Sales		Operating Profit (Loss)
Our operations by segment were:
Installation	$233,360	$212,010	$(1,030)	$(6,920)
Distribution	144,610	138,140	11,380	8,760
Intercompany eliminations and other adjustments(A)	(19,510)	(16,570)	(3,590)	(4,440)

Total	$358,460	$333,580	$6,760	$(2,600)

General corporate expense, net			(7,910)	(5,270)

Operating profit (loss), as reported			(1,150)	(7,870)
Other income (expense), net			(3,150)	(3,090)

Loss from continuing operations before income taxes			$(4,300)	$(10,960)

(A)
Intercompany eliminations include the elimination of intercompany profit of $3.4 million and $2.5 million in 2015 and 2014, respectively. Other adjustments of $0.2 million and $1.9 million in 2015 and 2014, respectively, primarily include the difference between the estimated corporate costs from which each segment receives a direct benefit and the actual costs incurred for the period, as well as adjustments for insurance reserves managed by Parent Company.

TOPBUILD CORP.

NOTE TO CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited) (Concluded)

F. OTHER COMMITMENTS AND CONTINGENCIES

        We are subject to claims, charges, litigation and other proceedings in the ordinary course of our business, including those arising from or related to contractual matters, intellectual property, personal injury, environmental matters, product liability, product recalls, construction defect, insurance coverage, personnel and employment disputes, antitrust and other matters, including class actions. We believe we have adequate defenses in these matters and that the likelihood that the outcome of these matters would have a material adverse effect on us is remote. However, there is no assurance that we will prevail in these matters, and we could in the future incur judgments, enter into settlements of claims or revise our expectations regarding the outcome of these matters, which could materially impact our results of operations.

G. INCOME TAXES

        Our effective tax rate was 12 percent and 26 percent for the three months ended March 31, 2015 and 2014, respectively, primarily due to the decrease in the valuation allowance resulting from the partial utilization of our U.S. Federal net operating loss carryforward.

        Although we recorded an income tax benefit on a loss from continuing operations for the three months ended March 31, 2015 and 2014 based on actual results, we recorded and anticipate recording for the full year 2014 and 2015, respectively, an income tax expense on income from continuing operations.

        We file our tax returns as a member of the Masco consolidated group for U.S. Federal and certain state jurisdictions. As a result, certain tax attributes, primarily the net operating loss carryforward, are treated as an asset of the Masco group and may be utilized by the Masco group through the end of December 31, 2015, Masco's tax year end. It is anticipated a significant portion or possibly all of our U.S. Federal net operating loss carryforward will be utilized by the Masco consolidated group.

        Of the $454 million valuation allowance recorded at December 31, 2014, $434 million relates to deferred tax assets on net operating loss carryforwards which may be utilized by the Masco consolidated group, resulting in a corresponding reduction in the valuation allowance.

        It is reasonably possible that the continued improvements in our U.S. operations could result in the objective positive evidence necessary to warrant the reversal of all or a portion of the valuation allowance for U.S. Federal and certain state jurisdictions by the end of 2015. Until such time, the profits from our U.S. operations will be offset by the net operating loss carryforward resulting in a lower effective tax rate.

H. SUBSEQUENT EVENTS

        In connection with the preparation of the condensed combined financial statements and in accordance with GAAP the Company evaluated subsequent events after the balance sheet date of March 31, 2015 through the date these financial statements were issued on May 21, 2015.